UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

VERAMARK TECHNOLOGIES, INC.

(Name of Subject Company)

VERAMARK TECHNOLOGIES, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

923351100

(CUSIP Number of Class of Securities)

Anthony C. Mazzullo

President & Chief Executive Officer

Veramark Technologies, Inc.

1565 Jefferson Rd, Suite 120

Rochester, New York 14623

(585) 381-6000

(Name, address and telephone number of person authorized to receive Notices and communications on behalf of the persons filing statement)

With copies to:

Thomas R. Anderson, Esq.

Daniel R. Kinel, Esq.

John D. Callan Jr., Esq.

Harter Secrest & Emery LLP

1600 Bausch & Lomb Place

Rochester, New York 14604

(585) 232-6500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information

Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the attached exhibits, the “Schedule 14D-9”) relates is Veramark Technologies, Inc., a Delaware corporation (“Veramark” or the “Company”). The address and telephone number of the Company’s principal executive office is 1565 Jefferson Road, Suite 120, Rochester, New York 14623 and (585) 381-6000.

Securities.

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, par value $0.10 per share (the “Shares”). As of June 13, 2013, there were 10,845,111 Shares issued and outstanding and an additional 6,000,000 Shares reserved for issuance under the Company’s equity compensation plans. 1,347,208 of such Shares were issuable upon the exercise of outstanding options or the vesting of stock awards, granted pursuant to such plans, of which 41,000 Shares are not issuable in connection with the Merger because the applicable option exercise price exceeds the Offer Price.

Item 2.	Identity and Background of Filing Person

Name and Address.

The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above under the heading, “Name and Address” in Item 1, which information is incorporated by reference herein. The company maintains a website at www.veramark.com. The website address is provided as an inactive textual reference only and the website and the information on or connected to the website are not a part of this Schedule 14D-9 and are not incorporated herein by reference.

Business and Background of the Company’s Directors and Executive Officers.

The name, age, principal business address, principal occupation and business experience during the past five years of each of the Company’s directors and executive officers is set forth in Annex A hereto. Each such person has not been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) and has not been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Tender Offer and Merger.

This Schedule 14D-9 relates to the tender offer (the “Offer”) by Hubspoke Holdings, Inc., a Delaware corporation (“Parent”), TEM Holdings, Inc. (“Merger Sub”) a Delaware corporation and a wholly-owned subsidiary of Hubspoke and Clearlake Capital Partners II, L.P. (“Clearlake L.P.”), an affiliate of each of Parent and Merger Sub, to purchase all of the issued and outstanding Shares at a price per Share equal to $1.18, subject to any required withholding of taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 17, 2013 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). The Offer is described more fully in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time and, together with the exhibits thereto (including the Offer to Purchase), the “Schedule TO”), filed by Merger Sub, Parent and Clearlake L.P. with the Securities and Exchange Commission (the “SEC”) on June 17, 2013. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 11, 2013, among the Company, Parent and Merger Sub (as such agreement may be amended from time to time, the “Merger Agreement”). Following the consummation of the Offer and subject to the terms and conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company, with the Company surviving (the “Surviving Company”) as a wholly-owned subsidiary of Parent (the “Merger” and, together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”). The closing of the Merger is subject to approval of the Merger by the holders of a majority of the outstanding Shares. However, the parties have agreed that if, after the purchase of the Shares tendered in the Offer and after giving effect to any Shares purchased pursuant to a “top-up” option, Parent, Merger Sub and their respective subsidiaries own at least 90% of the number of Shares then issued and outstanding (the “90% Requirement”), then, following the satisfaction or waiver of the other conditions to the closing of the Merger, Parent will effect a “short-form” merger pursuant to applicable provisions of the Delaware General Corporation Law (the “DGCL”) that will not require the consent of the Company’s stockholders. At the effective time of the Merger (the “Effective Time”), each issued and outstanding Share (other than Shares held by the Company or owned by Merger Sub, Parent or any wholly-owned subsidiary of Parent or the Company, or held by stockholders who are entitled to demand, and who properly demand, appraisal of such shares pursuant to, and who complies in all respects with Section 262 of the DGCL) that is not tendered pursuant to the Offer will be converted into the right to receive an amount equal to the Offer Price, without interest, subject to any required withholding of taxes.

Merger Sub commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), the Offer on June 17, 2013. Subject to the terms and conditions of the Merger Agreement and the Offer, which allow for limited extensions, the Offer will expire at midnight, Rochester, New York time, on July 15, 2013, the date that is 20 business days (for this purpose calculated in accordance with Rules 14d-1(g)(3) and 14d-2 promulgated under the Exchange Act) following commencement of the Offer.

The foregoing summary of the Offer, the Merger and the Merger Agreement is qualified in its entirety by the description contained in the Offer to Purchase and the Letter of Transmittal and the Merger Agreement. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference. The Merger Agreement has been included as an exhibit to the Schedule 14D-9 to provide information regarding its terms. It is not intended to modify or supplement any factual disclosures about the Company, Parent or Merger Sub in any public reports filed with the SEC by the Company, Parent Clearlake L.P. or Merger Sub. In particular, the assertions embodied in the representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specified dates, were solely for the benefit of the parties to the Merger Agreement, and are subject to the limitations agreed upon by the parties to the Merger Agreement, including being qualified by confidential disclosure schedules provided by the Company to Parent and Merger Sub in connection with the execution of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representation and warranties set forth in the Merger Agreement. Moreover, certain representation and warranties in the Merger Agreement have been made for the purposes of allocating risk between the parties to the Merger Agreement instead of establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about the Company, Parent or Merger Sub. The representations and warranties set forth in the Merger Agreement may also be subject to a contractual standard of materiality different from that generally applicable under federal securities laws. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties or covenants, or any descriptions thereof, as characterizations of the actual state of facts or the actual condition of the Company, Parent or Merger Sub or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

As set forth in the Schedule TO, the principal executive offices of Parent and Merger Sub are located at 379 Thornall Street, 10th Floor, Edison, New Jersey 08837, and the principal executive offices of Clearlake L.P. are 233 Wilshire Blvd., Suite 800, Santa Monica, CA 90401.

The information relating to the Offer, including the Schedule TO, this Schedule 14D-9 and related documents can be obtained without charge from the SEC’s website at www.sec.gov.

The Company does not take any responsibility for the accuracy or completeness of any information described or referenced herein that is contained in the Schedule TO and related documents, including information concerning Parent, Merger Sub or Clearlake L.P., their respective officers or directors or any failure by Parent, Clearlake L.P. or Merger Sub to disclose events or circumstances that may have occurred and may affect the accuracy or completeness of such information.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

Arrangements with Parent and its Executive Officers, Directors and Affiliates.

Ownership of Shares

According to the Offer to Purchase, as of June 13, 2013, neither Parent, Merger Sub, Clearlake L.P. nor any of their affiliates currently own any Shares.

Interest in the Offer and the Merger

The interest of Parent and its affiliates in respect of the Offer and the Merger are different from the interests of the Company’s stockholders because Parent has an interest in acquiring Shares at the lowest possible price, whereas the Company’s stockholders have an interest in selling their Shares for the highest possible price. Certain of the Company’s executive officers and directors may have financial interests and inducements related to the transactions contemplated by the Merger Agreement, including the Offer and the Merger, that are different from, or in addition to, the interests of holders of Shares generally. The Company’s Board of Directors (the “Board”) was aware of these potentially differing interests and inducements and considered them, among other matters, in evaluation and negotiating the Merger Agreement and in reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, as more fully discussed below in “Item 4—The Solicitation or Recommendation.”

In addition, while the public stockholders of the Company will cease to have any interest in the Company after they sell their Shares in the Offer or after their Shares are converted in the Merger, Parent will benefit from any future increases in the value of the Company and bear the risks of any future decreases in the value of the Company.

Plans for the Company

The Merger Agreement provides that, following the consummation of the Offer and subject to the conditions set forth in the Merger Agreement, Merger Sub will be merged with and into the Company and that, following the Merger and until thereafter amended, Merger Sub’s certificate of incorporation as in effect immediately prior to the Effective Time will be the certificate of incorporation of the Surviving Company and at the Effective Time Merger Sub’s bylaws will be the bylaws of the Surviving Company until thereafter amended. Merger Sub’s directors immediately prior to the Effective Time will become the only directors of the Surviving Company at the Effective Time and Merger Sub’s officers at such time will become the only officers of the Surviving Company.

According to the Schedule TO, Parent, Clearlake L.P. and Merger Sub intend to continue to evaluate the business and operations of the Company during the pendency of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing. Thereafter, Parent, Clearlake L.P. and Merger Sub intend to review such information as part of a comprehensive review of the Company’s business, operations, capitalization and management with a view to optimizing development of the Company’s potential in conjunction with Parent’s existing businesses. Parent, Clearlake L.P. and Merger Sub expect that all aspects of the Company’s business will be fully integrated into Parent. However, plans may change based on further analysis including changes in the Company’s business, corporate structure, charter, bylaws, capitalization, board of directors, management, officers, indebtedness or dividend policy, although, except as disclosed in the Offer to Purchase, Parent, Clearlake L.P. and Merger Sub have no current plans with respect to any of such matters.

Except as described in the Offer to Purchase, neither Parent, Clearlake L.P. nor Merger Sub has any present plans or proposals that would relate to or result in (i) any extraordinary transaction involving the Company or any of its subsidiaries (such as a merger, reorganization or liquidation), (ii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any change in the Board or management of the Company, (iv) any material change in the Company’s capitalization or dividend rate or policy or indebtedness, (v) any other material change in the Company’s corporate structure or business, (vi) any class of equity securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an automated quotation system operated by a national securities association, or (vii) any class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

The foregoing summary description of Parent’s, Clearlake L.P.’s and Merger Sub’s plans for the Company is qualified in its entirety by reference to the Schedule TO. We strongly urge you to review the Schedule TO and all attached materials.

Merger Agreement

The summary of the Merger Agreement contained in “Section 11. The Merger Agreement; Other Agreement” of the Offer to Purchase and the description of the terms and conditions of the Offer contained in “Section 1. Terms of the Offer” of the Offer to Purchase are incorporated herein by reference. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and Exhibit (d)(1) to the Schedule TO and is incorporated herein by reference. Any reference to provision of the Merger Agreement contained herein are qualified in their entirety by the provisions of the Merger Agreement.

Non-Disclosure Agreement

The Company and Clearlake Capital Group, L.P. (“Clearlake”), an affiliate of Clearlake L.P., which is the sole beneficial owner of Parent, entered into a Mutual Non-Disclosure Agreement, effective as of May 8, 2013, as amended by an Amendment, dated May 24, 2013 (collectively, the “Non-Disclosure Agreement”). Pursuant to the Non-Disclosure Agreement, subject to certain exceptions, the Company and Clearlake agreed to keep confidential all information regarding the other party pertaining to all information that is furnished by or on behalf of a party to or for the other party, whether in written, oral, electronic, Web site-based or other form, and any copies, reports, analyses, compilations or studies that contain, otherwise reflect or are generated from such information (“Confidential Information”). For purposes of the Non-Disclosure Agreement, Confidential Information includes, but is not limited to, customer and vendor-related data, services and support information and information about products, architectures, software, strategies, plans, techniques, drawings, designs, specifications, technical or know-how data, research and developments, ideas, trade secrets, inventions, and patent disclosures that may be disclosed between the parties and the existence or terms of any non-binding proposal provided by Clearlake to the Company.

Clearlake also agreed under the Non-Disclosure Agreement not to, either directly or indirectly, solicit any employee of the Company to terminate his, her or its relationship with the Company. This provision of the Non-Disclosure Agreement does not, however, prohibit Clearlake from hiring an employee of the Company who (i) applies for a position with Clearlake or its affiliates without any specific solicitation or as a result of general solicitation via advertisements for employment or searches not specifically direct towards employees of the Company; (ii) is hired by a portfolio company of Clearlake without the knowledge of, direction or encouragement of Clearlake; or (iii) is terminated by the Company. As an affiliated entity of Clearlake, Parent and Merger Sub are subject to all of the obligations and restrictions contained in the Non-Disclosure Agreement.

The foregoing summary description of the Non-Disclosure Agreement is qualified in its entirety by reference to the Non-Disclosure Agreement and the Amendment thereto, copies of which are filed as Exhibits (d)(3)(i) and (d)(3)(ii), respectively, to the Schedule TO and are incorporated herein by reference.

Tender and Support Agreements

In order to induce Parent to enter into the Merger Agreement, Parent and Merger Sub entered into a Tender and Support Agreement dated June 15, 2013 (the “Tender and Support Agreements”) with each of the Company’s directors and Ronald C. Lundy, Senior Vice President of Finance and Chief Financial Officer of the Company (each a “Stockholder” and, collectively, the “Stockholders”). The Stockholders hold, beneficially or of record, approximately 464,405 outstanding Shares in the aggregate, which represents approximately 4.3% of the Shares issued and outstanding. The Stockholders also hold options to purchase 393,500 Shares (of which 20,000 are at an exercise price in excess of $1.18). The Stockholders entered into the Tender and Support Agreements solely in their capacities as stockholders of the Company.

Pursuant to the Tender and Support Agreements, the Stockholders have agreed, among other things, to: (i) tender their Shares in the Offer; (ii) vote their Shares in favor of the Merger, and (iii) vote their Shares against any alternative acquisition proposal, all on the terms and subject to the conditions set forth in the Tender and Support Agreements. The Tender and Support Agreements will each terminate if the Merger Agreement is also terminated, and each provide an exclusion for actions taken in each persons’ exercise of his fiduciary obligations. The Company is not party to the Tender and Support Agreements.

The foregoing summary description of the Tender and Support Agreements is qualified in its entirety by reference to the Form of Tender and Voting Agreement, a copy of which is filed as Exhibit (e)(3) to the Schedule TO and is incorporated herein by reference.

Arrangements between the Company and its Executive Officers, Directors and Affiliates.

Security Ownership, Compensation and Other Arrangements

Certain contracts, agreements, arrangements and understandings between the Company and its executive officers, directors and affiliates are described in Amendment No. 1 to the Company’s Annual Report on Form 10-K/A for the Fiscal Year Ended December 31, 2012 in the following sections of “Item 11—Executive Compensation”: “Summary Compensation Table,” “Employment Agreements,” “Stock Options,” “Outstanding Equity Awards at Fiscal Year End,” “Retirement Benefits,” “Potential Payments upon Termination of Change in Control,” “Director Compensation,” and “Item 12—Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” each of which is attached as Exhibit (e)(4) to this Schedule 14D-9 and incorporated herein by reference. Such contracts, agreements, arrangements and understandings are also described in the Information Statement attached to this Schedule 14D-9 as Annex A, which is incorporated herein by reference.

In addition, certain of the Company’s executive officers and directors may be deemed to have certain interest in the Offer, the Merger or the other Transactions that may be different from or in addition to those of the Company’s stockholders generally. Those interests may create potential conflicts of interest. The Special Committee was aware of those interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Transactions.

Consideration for Shares Tendered Pursuant to the Offer

If the directors and executive officers of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same Offer Price on the same terms and conditions as the other stockholders of the Company. As of June 13, 2013, the directors and executive officers of the Company and their affiliates hold, beneficially or of record, approximately 658,227 Shares in the aggregate, excluding stock options. If the directors, executive officers and their affiliates were to tender all of their Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Merger Sub, the directors, executive officers and their affiliates would receive an aggregate of $776,707.86 in cash, subject to any required withholding of taxes.

The following table sets forth, as of June 13, 2013, the cash consideration that each executive officer, director and his or her affiliates would be entitled to receive in respect of his, her or its outstanding Shares, assuming such individual were to tender all of his or her outstanding Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Merger Sub.

Name	Total Number of Shares	Consideration Payable in Respect of Shares (in $)
Joshua B. Bouk	82,600	97,468
Ronald J. Casciano	0	0
Seth J. Collins	90,000	106,200
Charles A. Constantino	15,000	17,700
Steve M. Dubnik	0	0
John E. Gould	48,000	56,640
Ronald C. Lundy	87,283	102,994
Anthony C. Mazzullo	224,122	264,464
Thomas W. McAlees	111,222	131,242

Effect of the Merger on Stock Options

The Merger Agreement provides that, at the Effective Time, each option to acquire Shares (each, an “Option”) that is outstanding immediately prior to the Effective Time, whether or not then vested or exercisable, will be cancelled and converted into the right to receive from Parent and the Surviving Company, as promptly as reasonably practicable after the Effective Time, an amount in cash, without interest, equal to the product of (i) the aggregate number of Shares subject to such Option, multiplied by (ii) the excess, if any, of the Offer Price over the per share exercise price under such Option, subject to any required withholding of taxes.

The table below sets forth information regarding the vested and unvested stock options held by the Company’s directors and executive officers as of June 13, 2013:

Name	Number of Shares Underlying Options	Exercise Price/Share (in $)	Consideration Payable in Respect of Shares (in $)
Joshua B. Bouk	50,000	0.71	23,500
Ronald J. Casciano	10,000 2,500	0.49 0.40	6,900 1,950
Seth J. Collins	10,000 2,500 2,500	0.65 0.61 0.40	5,300 1,425 1,950
Charles A. Constantino	10,000 15,000 2,500 2,500	1.53 0.52 0.61 0.40	0 9,900 1,425 1,950
Steve M. Dubnik	10,000 2,500 2,500	0.50 0.61 0.40	6,800 1,425 1,950
John E. Gould	10,000 25,000 2,500 2,500	1.53 0.52 0.61 0.40	0 16,500 1,425 1,950
Ronald C. Lundy	9,000 15,000	0.78 0.78	3,600 6,000
Anthony C. Mazzullo	12,000 95,000 50,000	0.50 0.63 0.45	8,160 52,250 36,500
Thomas W. McAlees	50,000	0.71	23,500

Effect of the Merger on Restricted Shares

Pursuant to the terms of the Merger Agreement, at the effective time of the Merger each restricted share, whether or not then vested or exercisable, will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price multiplied by the applicable number of shares, subject to any required withholding of taxes. As of June 13, 2013, there were no outstanding restricted shares though 18,000 shares of restricted stock are to be issued pursuant to certain arrangements in place with an employee.

Continuing Employees

The Merger Agreement provides that to the extent that any of the individuals employed by the Company immediately prior to the Effective Time (each, a “Company Employee”) will participate in any employee benefit plan, arrangement or policy maintained by Parent or any of its subsidiaries following the Effective Time: (i) such Company Employee will receive credit for all purposes (other than accrual of benefits under a defined benefit pension plan) for service with the Company, (ii) with respect to medical, dental, vision or other health benefits or disability or life insurance benefits, Parent and its subsidiaries will use their best efforts to cause any and all pre-existing conditions limitations, waiting periods and evidence of insurability requirements to be waived with respect to such Company Employees and eligible dependents, (iii) Parent and its subsidiaries will use their commercially reasonable efforts to provide credit for any co-payments, deductible payments, premium amounts and similar payments or expenses incurred by the Company Employees in the plan year that includes the Effective Time.

Pursuant to the Merger Agreement, for the twelve month period immediately following the Effective Time, Parent will cause the Surviving Company to provide to each Company Employee who remains employed by the Surviving Company substantially similar compensation and for the remainder of the current benefit year employee benefits as those in effect for each such Company Employee as of immediately prior to the Effective Time. Additionally, the Surviving Company will not relocate any Company Employee outside of a reasonable commuting distance from the Company Employee’s home for at least twelve months after the Effective Time. Further, if Parent or its subsidiaries terminates the employment of any Company Employee (other than an employee who is already entitled to severance under a separate arrangement with the Company) within six months after the Effective time other than for cause or due to the death or disability of an employee, Parent and its subsidiaries will pay such Company Employee a lump sum amount representing the balance of the salary such Company Employee would have received in the six month period following the Effective Time, and any severance that the Company Employee would have received in accordance with the Company’s past practices. No Company Employee who is entitled to severance under a separate arrangement will be entitled to receive the foregoing described severance and, instead, will receive only the benefits to which he or she is entitled under such arrangement.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference. See also “Merger Agreement” above.

Employment and Related Arrangements

Anthony C. Mazzullo—The Company has an employment agreement with Anthony C. Mazzullo to serve as its President and Chief Executive Officer of the Company. The initial term of such employment agreement ended on December 31, 2012, on which date the agreement automatically renewed for a one-year period upon its terms. The agreement will continue to automatically renew for successive one-year periods on December 31 of each year, unless written notice is provided by either party at least 90 days prior to the expiration of the initial or any renewal term. The agreement provides for a minimum gross salary of $275,000 per year and an annual bonus to be determined each year by the Board of Directors in its sole discretion. It also provides Mr. Mazzullo with 100,000 options to purchase shares of the Company’s common stock, which will vest 50% at the end of each year of the initial term of the contract, upon meeting certain performance criteria. The agreement also requires the Board to nominate Mr. Mazzullo as a director each year during the term of the agreement.

Joshua B. Bouk—The Company has an employment agreement with Joshua B. Bouk to serve as its Senior Vice President. The initial term of that employment agreement ended on March 3, 2011, on which date the agreement automatically renewed for a one-year period upon its terms. The agreement provides for a minimum gross salary of $130,000 per year. The agreement also provides that Mr. Bouk shall be a participant in the management performance bonus each year. Finally, the agreement granted Mr. Bouk options to purchase 60,000 shares of restricted stock, which will vest ratably upon meeting certain performance criteria.

On March 31, 2011, Mr. Bouk’s employment agreement was amended. The amendment extended the first renewal term of the agreement through March 31, 2012, increased Mr. Bouk’s salary to $157,500 and granted him 50,000 shares of the Company’s $0.10 par value common stock, vesting ratably over a two-year period subject to meeting certain performance criteria. Under the terms of the employment agreement, as amended, the agreement automatically renewed for a one-year period on March 3, 2013, and will continue to automatically renew for successive one-year periods on March 3 of each year, unless written notice is provided by either party at least 30 days prior to the expiration of the initial or any renewal term.

Thomas W. McAlees—The Company has an employment agreement with Thomas W. McAlees to serve as its Vice President. The initial term of that employment agreement ended on March 3, 2011, on which date the agreement automatically renewed for a one-year period upon its terms. The agreement provides for a minimum gross salary of $130,000 per year. The agreement also provides that Mr. McAlees shall be a participant in the management performance bonus each year. Finally, the agreement granted Mr. McAlees options to purchase 60,000 shares of restricted stock, which will vest ratably upon meeting certain performance criteria.

On March 31, 2011, Mr. McAlees’ employment agreement was amended. The amendment extended the first renewal term of the agreement through March 31, 2012, increased Mr. McAlees’ salary to $157,500, and granted him 50,000 shares of the Company’s $0.10 par value common stock, vesting ratably over a two-year period subject to meeting certain performance criteria. Under the terms of the employment agreement, as amended, the agreement automatically renewed for a one-year period on March 3, 2013, and will continue to automatically renew for successive one-year periods on March 3 of each year, unless written notice is provided by either party at least 30 days prior to the expiration of the initial or any renewal term.

Ronald C. Lundy—On October 15, 2008, the Company entered into an Amended Salary Continuation Agreement (the “Salary Continuation Agreement”), effective as of October 10, 2008, with Ronald C. Lundy, its Vice President of Finance and Chief Financial Officer, which amended a Salary Continuation Agreement (the “Original Agreement”) dated October 14, 1998. Pursuant to the terms of the Salary Continuation Agreement, the Original Agreement was amended in its entirety and replaced with the Salary Continuation Agreement. The principal provision of the Salary Continuation Agreement was the deletion of a formula based retirement benefit that Mr. Lundy was eligible to receive at retirement age under the Original Agreement. In its place, the Salary Continuation Agreement established a fixed amount payable when Mr. Lundy reaches retirement age. The material terms of the Salary Continuation Agreement include: (i) a retirement benefit paid by the Company to Mr. Lundy, or his designated beneficiary, if Mr. Lundy lives to retirement age and has completed the requisite number of years of service, with such payment beginning at retirement age and continuing for a minimum of ten (10) years and thereafter until Mr. Lundy’s death; (ii) fixing the retirement benefit at $43,680 per annum irrespective of any additional years of employment beyond the date of the Salary Continuation Agreement; and (iii) providing that the retirement benefit can be forfeited in the event Mr. Lundy engages in identified prohibited acts, including a prohibition from competition.

Generally—Additional details about the compensation and benefits paid by the Company to its directors and “named executive officers” (as defined in Regulation S-K, Item 402(a)(3)) are provided in the Information Statement, which is attached to this Schedule 14D-9 as Annex A and is incorporated herein by reference, as well as Amendment No. 1 to the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2012 under the following sections of “Item 11—Executive Compensation”: “Summary Compensation Table,” “Stock Options,” “Outstanding Equity Awards at Fiscal Year End,” “Retirement Benefits,” “Potential Payments

upon Termination of Change in Control,” “Director Compensation,” and “Item 12—Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” each of which is attached as Exhibit (e)(4) to this Schedule 14D-9 and incorporated herein by reference. The executive officers, including the named executive officers, of the Company are generally entitled to participate in the compensation and benefit programs described in the foregoing sections of Amendment No. 1 to the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2012.

Employment Agreements Following the Merger

As of the date of this Schedule 14D-9, Parent and Merger Sub have informed the Company that no members of the Company’s current management has entered into any agreement, arrangement or understanding with Parent, Merger Sub or their affiliates regarding employment with the Surviving Company. However, Parent may in the future enter into employment or consultancy, compensation, retention, severance or other employee or consultant benefit arrangements with the Company’s executive officers and other key Company employees. Parent may also choose not to enter into employment or consultancy, compensation, retention, severance or other employee or consultant benefit arrangements with the Company’s executive officers and other key Company employees.

Change in Control Bonus Agreements

On April 29, 2013, the Compensation Committee of the Board approved the Company entering into Change in Control Bonus Agreements (the “CIC Bonus Agreements”) with each of its named executive officers and certain other non-executive employees, who had undertaken significant efforts in connection with the Varsity transaction (described below in “Item 4—The Solicitation or Recommendation.”), and whose efforts would be crucial during the period until that or another transaction closed, including: Anthony C. Mazzullo, President and Chief Executive Officer, Ronald C. Lundy, Senior Vice President of Finance and Chief Financial Officer, Joshua B. Bouk, Senior Vice President of Strategic Services, and Thomas W. McAlees, Senior Vice President of Engineering and Operations. The members of the Special Committee and the Board who are not on the Compensation Committee were aware of these bonus arrangements, which had been discussed in prior meetings of the Special Committee and Board. Each of the CIC Bonus Agreements was entered into effective from April 30, 2013 until the earlier of a “change in control,” as such term is defined in the CIC Bonus Agreements, or December 31, 2013. Each CIC Bonus Agreement provides that, subject to the continued employment of the executive with the Company through the occurrence of a Change in Control, the Company will pay such named executive officer a lump sum cash payment within five days following the Change in Control, as follows: Mr. Mazzullo—$40,000; Mr. Lundy—$20,000; Mr. Bouk—$20,000; and Mr. McAlees—$25,000. The Company will also pay an aggregate lump sum cash payment of $20,000 to certain other non-executive employees with whom the Company has entered into CIC Bonus Agreements.

Under the CIC Bonus Agreements, a Change in Control shall be deemed to occur if: (i) any person or group, other than the Company or a trustee or other fiduciary holding securities under an employee benefit plan of the Company, or a corporation owned directly or indirectly by the stockholders of the Company in substantially the same proportions as their ownership of the stock of the Company, becomes the beneficial owner, directly or indirectly, of securities representing more than 50% of the combined voting power of the Company’s then-outstanding securities entitled to vote for the election of directors; (ii) a merger or consolidation with another corporation, unless the Company’s stockholders own at least 50% of the combined voting power of the resulting entity’s voting securities entitled to vote for the election of directors; (iii) the sale or disposition of all or substantially all of the Company’s business or assets; or (iv) individuals who, as of April 30, 2013, constitute the members of the board of directors of the Company cease to constitute at least a majority of the board of directors of the Company.

The foregoing description of the CIC Bonus Agreements does not purport to be complete and is qualified in its entirety by reference to the form of CIC Bonus Agreements, which is filed as Exhibit (e)(16) to this Schedule 14D-9.

Director and Officer Indemnification and Insurance

In accordance with the terms of the Merger Agreement, Parent and Merger Sub have agreed that all rights of indemnification, advancement of expenses and exculpation currently existing in favor of any former, present and future (up until the Effective Time) directors or officers of the Company (each, an “Indemnified Party”), as provided in the Company’s certificate of incorporation or by-laws or pursuant to any other agreement in effect immediately prior to the execution and delivery of the Merger Agreement, shall survive the Merger and be assumed by the Surviving Company.

For six years following the Effective Time, to the fullest extent permitted under applicable law, Parent and the Surviving Company will indemnify, defend and hold harmless each Indemnified Party against all losses, claims, damages, liabilities, fees, expenses, judgments and fines arising in whole or in part out of actions or omissions in their capacity as a director or officer of the Company occurring at or prior to the Effective Time, including in connection with the transactions contemplated by the Merger Agreement. Further, Parent and the Surviving Company will reimburse each Indemnified Party for any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such losses, claims, damages, liabilities, fees, expenses, judgments and fines as such expenses are incurred.

Pursuant to the Merger Agreement, the Surviving Company will maintain its officers’ and directors’ liability insurance policies, in effect immediately prior to the execution and delivery of the Merger Agreement (the “D&O Insurance”), for a period of six (6) years after the Effective Time, but only to the extent related to actions or omissions prior to the Effective Time. The Surviving Company may cause coverage to be extended by obtaining a six-year “tail” policy on the D&O Insurance on terms and conditions no less favorable than the existing D&O Insurance, provided, however, that the Surviving Company is not required to expend in excess of $250,000 for any such “tail” policy.

Item 4.	The Solicitation or Recommendation

Recommendation of the Special Committee and the Company’s Board of Directors.

The Special Committee (defined below) of the Board, after due deliberation and consideration and upon consultation with its financial and legal advisors, unanimously adopted resolutions at a meeting held on June 11, 2013: (i) determining that the Merger Agreement was superior to the Varsity Merger Agreement (defined below) and, therefore, that the Varsity Merger Agreement should be terminated and that the $500,000 termination fee should be paid to Varsity (defined below) at the required time; (ii) approving the Merger Agreement, the Offer, the Merger and the other Transactions, (iii) determining that the terms of the Offer, the Merger and the other Transactions are advisable, substantively and procedurally fair to and in the best interests of the holders of Shares, (iv) recommending that the Company’s Board of Directors adopt resolutions (A) approving, and ratifying the Special Committee’s approval of, the termination of the Varsity Merger Agreement, (B) approving, and ratifying the Special Committee’s approval of, the Merger Agreement, the Offer, the Merger and the Transactions contemplated by the Merger Agreement, (C) determining that the terms of the Offer, the Merger and the Transactions, are advisable, substantively and procedurally fair to and in the best interest of the holders of Shares, (D) recommending that the holders of Shares accept the Offer and tender their shares pursuant to the Offer, and (E) recommending that the holders of Shares adopt the Merger Agreement if required by applicable law (collectively, the “Special Committee Recommendation”).

Following the meeting of the Special Committee, at a meeting of the Board held on June 11, 2013, the Board, upon consultation with its financial and legal advisors and the unanimous recommendation of the Special Committee, unanimously adopted resolutions: (i) determining that the Merger Agreement was superior to the Varsity Merger Agreement and, therefore, that the Varsity Merger Agreement should be terminated and that the $500,000 termination fee should be paid to Varsity at the required time; (ii) approving, and ratifying the Special Committee’s approval of, the termination of the Varsity Merger Agreement, (iii) approving, and ratifying the Special Committee’s approval of, the Merger Agreement, the Offer, the Merger and the Transactions contemplated by the Merger Agreement; (iv) determining that the terms of the Offer, the Merger and

Transactions are advisable, substantively and procedurally fair to and in the best interest of the holders of Shares; (v) recommending that the holders of Shares accept the Offer and tender their shares pursuant to the Offer; and (vi) recommending that the holders of Shares adopt the Merger Agreement if required by applicable law.

The Board, based on the Special Committee Recommendation, hereby recommends that the Company’s stockholders accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement.

A copy of the letter to the Company’s stockholders, dated June 17, 2013, communicating the Board’s recommendation, is filed as Exhibit (a)(5)(A) to this Schedule 14D-9 and is incorporated herein by reference. A copy of a press release of the Company, dated June 17, 2013, announcing the Merger Agreement, the Offer and the Merger, is filed as Exhibit (a)(5)(B) to this Schedule 14D-9 and is incorporated herein by reference.

Background of the Offer; Reasons for the Recommendation of the Special Committee.

Background of the Offer; Prior Proposed Transaction

The Board and members of the Company’s senior management have met regularly to review and assess the long-term vision and strategy for the Company and ways to enhance the value of its common stock, which has been listed on the Nasdaq OTC Bulletin Board since June 2002 and which experiences limited trading volume. Based on historic growth, the existence of large competitors, including Tangoe and IBM, and the fragmented nature of the industry in which the Company operates, senior management and the Board recognized that it could be difficult to enhance stockholder value merely through organic growth from operations, which growth would be uncertain given the Company’s resource constraints and, even if it was achieved, could take a significant period of time and might not be substantial enough to appreciably enhance stockholder value. Senior management and the Board, therefore, also considered strategic acquisitions as an additional means to achieve growth in its fragmented industry, a strategy adopted by other companies in the Company’s industry. Implementing such a strategy of additional growth through acquisitions also posed challenges, including possible integration issues, resource constraints and inability to consummate acquisitions for a variety of reasons.

In furtherance of such strategy, the Company acquired Source Loop’s enterprise-focused telecom expense management (TEM) business on June 18, 2010. In 2011 and 2012, the Company, however, unsuccessfully pursued additional acquisition opportunities that it believed would be accretive to its growth strategy and enhance stockholder value. In the course of pursuing these opportunities, senior management and the Board recognized that the size of acquisitions necessary to effect meaningful growth likely could not be funded merely by capital and current non-financial resources available to the Company and justify significant additional borrowing, if available, in light of projected cash flow. Therefore, the Company likely would have to issue its capital stock as part of any acquisition or merger consideration. Even if potential acquisition targets were willing to accept the Company’s capital stock as partial payment of purchase price, senior management and the Board understood that such issuances would likely cause significant dilution to the existing stockholders and put additional downward pressure on the price of the Company’s capital stock given the limited market liquidity of its capital stock, which might not be offset by any benefits of such acquisition or merger transactions.

Given apparent growth challenges and to help it analyze various strategic alternatives, in August 2011, the Board directed Mr. Mazzullo to conduct a search for a financial advisor who could advise the Company about strategic alternatives, including obtaining additional capital to permit it to accelerate growth. During that process, Mr. Mazzullo conducted telephone interviews of approximately fifteen investment banking firms, several of whom declined to engage in substantial discussions with the Company because the Company’s revenue was less than their minimum engagement requirements. Mr. Mazzullo conducted further research on the additional firms, including several follow-up interviews, and evaluated the firms based on their past experience with public companies, experience with technology companies like the Company, experience acting as an advisor on strategic alternatives, global foot print, size and capabilities, proposed fees and the results of client reference checks. On September 14, 2012, America’s Growth Capital, LLC d/b/a AGC Partners (“AGC Partners”) met

with Mr. Mazzullo, two members of the Board and Woods Oviatt, then corporate counsel to the Company, to discuss AGC Partners’ qualifications. Based on these discussion, interviews, reference checks and other information available to him, Mr. Mazzullo recommended that the Company engage AGC Partners, as its financial advisor, which it ultimately did on November 2, 2012, after consultation with the Board.

In the course of selecting a financial advisor, Mr. Mazzullo and Seth Collins, a member of the Board, interviewed Martin Wolf Securities (“MWS”) and its principal, Martin Wolf. In connection with that discussion, MWS (consistent with all other advisors with whom the Company engaged in more than a mere telephone screen) executed a confidentiality agreement, dated May 21, 2012, with the Company. Instead of continuing to be considered for such an engagement, in July 2012, MWS approached the Company and orally expressed an interest in making an investment into the Company. Based on that indication, Mr. Mazzullo and Mr. Collins met with Mr. Wolf from MWS on July 31, 2012 to discuss his level of interest, during which meeting they provided him with historical financial information of the Company. On August 17, 2012, Mr. Mazzullo and Mr. McAlees met with James Zedella, an associate of Mr. Wolf and likely partner in any proposed transaction with the Company, to discuss technical aspects of the Company’s VeraSMART solution. On or about August 31, 2012, MWS sent the Company a written expression of interest to engage in a possible strategic acquisition transaction. However, given that the Company was currently in the process of selecting a financial advisor it waited to engage in any discussions about that expression of interest until it had formally engaged a financial advisor to assist it in evaluating all of its strategic alternatives.

On November 12, 2012, the Company met with AGC Partners to formally commence its analysis of strategic alternatives for the Company, including re-engaging in discussions with MWS to better understand and evaluate the alternative that it might present. On November 12, 2012, therefore, AGC Partners was introduced via email to MWS. AGC Partners contacted MWS to initiate discussions and to provide comments on the August 2012 expression of interest. As a result of these discussions, on November 30, 2012, MWS presented the Company with a non-binding indication of interest letter (the “Varsity Indication of Interest”), on behalf of Varsity Acquisition, LLC, a Delaware limited liability company (“Varsity”) that was formed by MWS, its principal Mr. Wolf and James Zedella for the purpose of engaging in a transaction with the Company. The Varsity Indication of Interest expressed Varsity’s interest in acquiring all outstanding shares of the Company’s common stock and all outstanding “in-the-money” options for between $10,750,000 and $11,000,000 in the aggregate, which represented a per Share price of approximately $1.00 based on Varsity’s assumption that only a limited number of the over 1,470,000 outstanding stock options to acquire Shares would be vested and “in the money.” The Varsity Indication of Interest, including the proposed purchase price, was subject to customary due diligence and the negotiation of applicable agreements and expired on December 6, 2012. The effective $1.00 per Share price that Varsity was proposing in the Varsity Indication of Interest represented a premium of approximately 79% over the $0.56 per share closing price of the Company’s common stock on November 30, 2012 and was higher than any closing price of the Company’s common stock since August 2, 2007.

In connection with Varsity’s Indication of Interest, it also provided the Company with a proposed form of Confidentiality, Nondisclosure and Standstill Agreement (the “Varsity Confidentiality Agreement”). In addition to containing confidentiality and employee non-solicitation covenants, the Varsity Confidentiality Agreement draft contained a 45-day exclusivity provision and a $500,000 termination fee if the Company terminated its discussions with Varsity prior to executing a definitive agreement with Varsity (unless Varsity had reduced the proposed consideration in a manner that would net a stockholder less than $0.95 per share, changed the form of consideration or added other extraordinary terms). In the Varsity Confidentiality Agreement, Varsity disclosed to the Company that Varsity principals, including Mr. Zedella, Mr. Wolf and MWS, owned between 200,000 and 250,000 Shares.

During the Board’s regular fourth quarter meeting on December 4, 2012, management made a presentation to the Board about the Company’s 2012 performance, the Company’s 2013 operating plan and its 5-year strategic plan. The Board asked management questions about the long-range plan, including the likelihood the Company would be awarded certain contracts it had been pursuing. AGC Partners then made a presentation to the Board about preliminary financial information concerning the Company, the competitive landscape of its fragmented industry, recent consolidation efforts in that industry, and strategic alternatives for the Board to consider to enhance stockholder value, including maintaining the “status quo”/organic growth, growth through acquisitions, capital raising, and a possible sale, merger or other strategic transaction, including the proposed transaction with Varsity. In connection with all of these alternatives, AGC Partners discussed with the Board various advantages and disadvantages related to each strategy, including, among other things, whether a particular strategy would likely enhance stockholder value and liquidity, whether the execution risk of the strategy was high or low, whether the Company had sufficient capital or resources to implement the strategy, whether such strategy would result in dilution to current stockholders, whether such strategy was disruptive to operations, whether such strategy posed integration concerns, and the time required to implement each given strategy.

The Board then discussed the Varsity Indication of Interest and Varsity Confidentiality Agreement and also asked for advice on these matters from representatives of AGC Partners and Harter Secrest & Emery LLP, legal counsel to the Company (“Harter Secrest”), who were in attendance at the meeting. Harter Secrest advised the Board of its fiduciary obligations in connection with the Varsity Indication of Interest. As a follow-on to its discussion of the strategic alternatives, AGC Partners noted that a transaction with Varsity could provide near-term liquidity to stockholders assuming that Varsity had sufficient capital resources to complete a transaction. In addition, given that Varsity was the only party receiving confidential information and was a financial buyer, and it was not part of a broader market solicitation that would likely include competitors of the Company, working with Varsity potentially mitigated confidentiality concerns that might exist in a broader sale process. As a result, it was determined that the risk of confidentiality breaches could be reduced and the timing of a transaction could be accelerated with Varsity under appropriate circumstances. AGC Partners also noted that a transaction with Varsity (or another sell-side transaction) could be potentially disruptive by distracting management from its ongoing business activities and could impact the Company’s near-term financial condition due to the size of the termination fee that Varsity proposed in the Varsity Confidentiality Agreement. As a part of the strategic alternatives discussion and in connection with the discussion of an acquisition transaction by the Company, it was also discussed that if the Company remained public it would likely have to pursue acquisitions of meaningful size to achieve the sufficient growth needed to enhance stockholder value.

The Board discussed the proposed purchase price and whether third-parties might be willing to offer more than what Varsity had proposed. AGC Partners referred the Board to the summary information contained in its presentation and, based on that preliminary information, expressed its belief that the Varsity offer was reasonable at that particular time based upon its analysis in which it considered, among other items, the Company’s historical and projected 2012 financial statements, and relevant multiples based on comparable public company valuations, information on over twenty recent private transactions in the TEM and related industries and a premiums analysis on over 60 recent public company sales transactions based on industry and market capitalization criteria. Harter Secrest and AGC Partners further advised the Board that one way to determine if another party would be willing to pay more for the Shares than Varsity was to conduct a process to solicit potential buyers, which process could also include Varsity, as a means to garner interest in a potential acquisition transaction of the Company. Additionally, AGC Partners discussed with the Board the alternative of conducting such a market check through a “go-shop” process after entering into a definitive agreement with a potential acquirer such as Varsity, which could provide a means by which the Company could seek and potentially achieve superior proposals to acquire the Company.

In addition to discussing these alternatives, the Board and the Company’s advisors discussed the amount and the proposed $500,000 termination fee it could owe Varsity under the Varsity Confidentiality Agreement if it terminated discussions with Varsity prior to entering into a definitive agreement. The Board did not act on the Varsity Indication of Interest and Varsity Confidentiality Agreement at that meeting. However, in light of considerations discussed during the meeting, the Board asked Mr. Collins to contact Mr. Wolf for the sole purpose of asking him to contact AGC Partners, as the Company’s financial advisor, so that AGC Partners could determine Varsity’s level of interest and flexibility in negotiating terms of the potential transaction contemplated by the Varsity Indication of Interest, including items such as a higher price, the elimination of the proposed termination fee if the Company terminated its discussions with Varsity prior to executing a definitive agreement, the inclusion of a “go-shop” process following the execution of a definitive merger agreement, and mechanisms by which transaction expenses for both parties could be minimized. If Varsity indicated a receptiveness to negotiate certain terms and if Mr. Mazzullo believed that it was in the best interest of the Company and its stockholders to do so, the Board authorized Mr. Mazzullo, with the assistance of AGC Partners and Harter Secrest, to provide the Board’s feedback to Varsity about the terms reflected in the Varsity Indication of Interest and Varsity Confidentiality Agreement in order to obtain Varsity’s best proposal, which could then be reported back to the Board for consideration.

Mr. Collins contacted Mr. Wolf on December 5, 2012 and MWS, in turn, had a conversation with AGC Partners on December 6, 2012 during which conversation AGC Partners confirmed that Varsity was willing to negotiate certain terms reflected in the Varsity Indication of Interest and Varsity Confidentiality Agreement. Therefore, AGC Partners provided Varsity with preliminary feedback on Varsity’s proposal based on the discussion during the December 4, 2012 Board meeting. Over the course of the next several days, Mr. Mazzullo, Harter Secrest and AGC Partners worked together on a counter-proposal to the Varsity Indication of Interest and Varsity Confidentiality Agreement consistent with the Board’s feedback to, among other items, include a firm $1.00 per Share purchase price, include a “go-shop” right, include a termination fee not to exceed $500,000 if the Company accepted a superior offer after entering into a definitive agreement with Varsity, delete the pre-signing termination fee under the proposed Varsity Confidentiality Agreement, and set the exclusivity period at 45 days. On December 10, 2012, AGC Partners presented the revised and unsigned indication of interest documents, which incorporated these terms, to Varsity’s representatives for consideration.

Over approximately the next week, AGC Partners had multiple discussions with MWS to discuss the updated terms reflected in the Company’s drafts (including changes related to the firm $1.00 per Share price, the go-shop right and the deletion of a pre-definitive agreement termination fee in exchange for 45-day exclusivity). Based on those conversations, AGC Partners, Mr. Mazzullo and Harter Secrest had numerous additional conversations to consider the feedback received from MWS on those terms.

On December 12, 2012, MWS provided AGC Partners with feedback on the December 10 redrafts, including Varsity’s concerns over the elimination of the pre-definitive agreement termination fee of $500,000 initially proposed by Varsity and with the firm $1.00 purchase price given MWS’s expressed concerns over transaction expenses depleting the Company’s working capital and the fact that Varsity had not factored the cost of cashing out vested stock options in its original proposal. AGC Partners, Mr. Mazzullo and Harter Secrest discussed these and other more minor comments over the next several days and, based on the guidance obtained during those discussions from Mr. Mazzullo and certain members of the Board, AGC Partners provided feedback to MWS on, among other items, a level of transaction fees that would not reduce the per share purchase price, the inclusion of all issued Shares and in-the-money options to acquire Shares, a reduced pre-definitive agreement termination fee and the exclusivity period.

On December 20, 2012, and in response to the feedback it had received from AGC Partners, Varsity provided AGC Partners an updated draft of the Varsity Indication of Interest and Varsity Confidentiality Agreement, copies of which were then provided to the entire Board.

On December 21, 2012, the Board held a telephonic meeting to discuss the most recent Varsity Indication of Interest and Varsity Confidentiality Agreement. Representatives of AGC Partners and Harter Secrest were in attendance for the duration of this meeting. Mr. Mazzullo, AGC Partners and Harter Secrest updated the Board as to the status of the Varsity proposal as reflected in these documents, which included (1) a $1.00 per share price for each share of common stock and in-the-money options less Company transaction expenses in excess of $535,000 (AGC Partners estimated the transaction expenses in excess of the cap could be as high as $0.05/share given that such expenses in the Varsity proposal were not limited by type, as later became the case when such expenses were, in fact, limited to fees due to AGC Partners and Harter Secrest explicitly), which price was compared to the closing price of the Company’s common stock of $0.65 on December 20, 2012, suggesting an implied premium of approximately 54% assuming a price per Share of $1.00, (2) a 55-day exclusivity period until February 14, 2013 and, if the Company terminated or abandoned discussions with Varsity during that period of exclusivity, a provision obligating the Company to pay Varsity $200,000 (unless Varsity had reduced the purchase price to shareholders, changed the timing or nature of the consideration payable or materially changed any non-economic terms outlined in the Varsity Indication of Interest) (“Expense Coverage”), (3) a “go-shop” period, the length and terms of which would be negotiated and included in the definitive agreement, and (4) a termination fee of up to $500,000 to be paid to Varsity if the Company terminated the transaction, after entering into a definitive agreement, to pursue a superior offer or if a transaction was not completed for any reason other than a breach of the transaction agreements by Varsity. Varsity’s offer to revise the Varsity Indication of Interest and Varsity Confidentiality Agreement, which anticipated an April 2013 closing date, would expire on December 21, 2012 at 5:00 p.m. EST and would be subject to confirmatory due diligence and the negotiation and execution of definitive agreements.

At this telephonic Board meeting on December 21, 2012, the Board asked various questions about the terms of the revised Varsity Indication of Interest and Varsity Confidentiality Agreement, including the per Share purchase price of $1.00 less certain expenses above $535,000. AGC Partners reaffirmed its belief, previously stated during the December 4, 2012 Board meeting, that this amount likely reflected a reasonable value for the Shares at that particular time and provided a substantial premium to the current trading price of the stock, both of which warranted serious further discussions with Varsity, especially in light of the inclusion of a “go-shop” right which would allow the Company to seek superior offers. The Board then discussed the length of the go-shop period based on input from AGC Partners and Harter Secrest about the length of such periods in other transactions and the time AGC Partners and the Company would likely require to solicit and act on other offers. Based on that discussion, the Board determined that forty-five (45) days was an appropriate period for such a go-shop process. The Board then unanimously authorized the Company to enter into the Varsity Indication of Interest and Varsity Confidentiality Agreement once AGC Partners confirmed that Varsity would agree to a go-shop period of no less than forty-five (45) days. On December 21, 2012, AGC Partners confirmed by email that Varsity would agree to a 45-day “go-shop” period and, additionally, that Varsity’s counsel would provide initial drafts of the definitive agreements. With this confirmation, the Company executed the revised Varsity Indication of Interest and Varsity Confidentiality Agreement on December 21, 2012.

On January 4, 2013, Varsity was provided access to a virtual data room established by the Company and commenced its formal due diligence review of the Company. In the period between January 4, 2013 and February 5, 2013, Varsity continued to conduct its due diligence, which included several telephone discussions between senior management of the Company and Varsity’s representatives about the Company’s financial performance, operations and sales and opportunities.

On January 10 and 11, 2013, Varsity representatives held meetings with the Company’s senior management in Rochester, New York to discuss various areas of due diligence, including the 2013 business plan, technology, human resources, finance and operations.

On January 14, 2013, Varsity representatives held meetings with the Company’s senior management in Atlanta, Georgia to continue Varsity’s due diligence efforts, including evaluating the Atlanta operations of the Company.

On January 24, 2013, AGC Partners communicated with MWS as to the status of Varsity’s due diligence and the timing of delivery of draft definitive documentation. During this communication, it was determined that Varsity did not intend to provide a draft definitive agreement, in contrast to AGC Partners’ understanding. As a result the Company, AGC Partners and Harter Secrest discussed having Harter Secrest begin a draft of the agreement.

On February 5, 2013, the Board held a telephonic meeting to discuss the status of the proposed transaction with Varsity. Mr. Mazzullo informed the Board that due diligence was proceeding and that the Company had responded or was responding to all Varsity requests. He then advised the Board that the Company would not receive a draft definitive agreement from Varsity and, he had previously requested Harter Secrest to draft a definitive merger agreement (the “Draft Varsity Merger Agreement”) to ensure that transaction timing was not jeopardized, which draft had previously been provided to AGC Partners and Mr. Mazzullo for review. Harter Secrest orally summarized the form and material substance of the Draft Varsity Merger Agreement and discussed such draft with the Board, which it was authorized to provide to Varsity when finalized with the Company’s senior management and AGC Partners, and which it did on February 6, 2013. The Board discussed the impact of this delay in light of the expiration of the exclusivity period on February 14, 2013. Harter Secrest and AGC Partners both indicated to the Board that it was unlikely that the Draft Varsity Merger Agreement would be fully negotiated by February 14, 2013.

During the same meeting, Mr. Mazzullo informed the Board of a call he had with Mr. Zedella on or about January 30, 2013, the purpose of which was to discuss status and due diligence on operational and financial matters. During that call, Mr. Zedella mentioned to Mr. Mazzullo that Varsity would prefer in any transaction that senior management exchange all or substantially all of their Shares for Varsity equity upon closing of any transaction, rather than tendering those shares. Mr. Mazzullo indicated that Mr. Zedella did not offer any specifics of a Share exchange and that Mr. Zedella suggested they would provide further information to management if and when they had more details of such a Share exchange.

The Board discussed that such an exchange of Shares could potentially create a conflict of interest that would warrant excluding Mr. Mazzullo and other senior management from aspects of the negotiations with Varsity and related Board deliberations. The Board discussed that it could consider forming a special independent committee of the Board to, among other things, manage the discussions and negotiations with Varsity and determine if conflicts of interest existed and, if so, the appropriate role, if any, of management in further negotiations with Varsity. In addition, the Board considered the merits of an independent committee overseeing the overall go-shop process given the lack of knowledge as to whether or not management might be considered a part of any potential alternative transaction. The Board deferred action on this matter but scheduled another meeting the following week to discuss it further.

On or around February 7, 2013, Mr. Mazzullo separately contacted Harter Secrest and the members of the Board to discuss the need for and the timing around the Company’s receipt of a fairness opinion. Mr. Mazzullo expressed an interest in obtaining a fairness opinion from a firm other than AGC Partners because of, among other reasons, the fact that AGC Partners had an interest in the transaction given its success fee and a desire to obtain such an opinion at a more favorable price, if possible, given the Company’s financial resources and given that per Share consideration to the stockholders in the proposed transaction could fluctuate negatively based upon transaction expenses. Given that Mr. Mazzullo had previously been authorized to conduct a search for such an advisor in September 2012 for a different purpose (which search had been narrowed to two firms), and based on the feedback he received from the members of the Board during his discussions, he re-started a search for an independent advisor to provide a fairness opinion for purposes of the proposed Varsity transaction. Over the course of the next several days, Mr. Mazzullo re-engaged in discussions with the two firms to whom he had narrowed his prior search and also reviewed information provided by an additional firm, which had been referred to him by Harter Secrest.

On February 11, 2013, the Board held a special telephonic meeting to discuss the formation of a special committee. Mr. Mazzullo indicated that he had not heard any additional information from Varsity on the exchange of Shares by management or any other agreements with senior management. The Board discussed the potential conflict of interest that could exist if Varsity formally requested senior management to exchange Company common stock for Varsity equity. Although such a request might not be made by Varsity and such a conflict might never arise, given Varsity’s prior comments to management and a pending go-shop process with unknown outcomes, the Board believed it was possible that such a request could be made by Varsity or other unknown parties surfaced through the go-shop process. Therefore, the Board unanimously approved the formation of a special committee (the “Special Committee”), recognizing that such formation was taking place when the negotiation of potential definitive agreements was just beginning to commence. The Harter Secrest representative then advised the Board about the roles and responsibilities of the Special Committee and the fact that senior management could still participate in negotiations and deliberations as the Special Committee deemed appropriate given the circumstances and whether actual conflicts existed or developed. The Board then appointed Ronald Casciano, Charles Constantino and Steve Dubnik, all independent directors who are not employees of the Company and who have no financial interest in the transaction that is different from that of the stockholders unaffiliated with the Company, as the members of the Special Committee. Mr. Dubnik was subsequently appointed Chair of the Special Committee, as described below.

On February 12, 2013, Mr. Mazzullo communicated with the Special Committee about the process in which he had engaged to assist the Special Committee in selecting an advisor to render a fairness opinion, which included a summary of the work he had previously undertaken in September 2012 for that purpose. Mr. Mazzullo further communicated his recommendation that the Special Committee select American Appraisal Associates, Inc. (“American Appraisal”), with whom he had discussed various aspects of their potential engagement, including timing, cost and lack of financial interest in the transaction and from whom the Company had not received services previously. Based on this recommendation, on February 13, 2013, Mr. Mazzullo, Mr. Constantino, Mr. Dubnik and Harter Secrest held a telephone call with representatives of American Appraisal to confirm Mr. Mazzullo’s recommendation and ask questions of representatives of American Appraisal. On February 13 and 14, 2013, Mr. Mazzullo contacted two different references provided by representatives of American Appraisal and reported the positive results of those reference checks to the Special Committee by email.

On or about February 14, 2013, AGC Partners discussed with MWS Varsity’s progress with the Varsity Merger Agreement and due diligence. During that conversation, MWS suggested that Varsity was progressing on both the Draft Varsity Merger Agreement, and its due diligence review, and that Varsity was in the process of arranging its financing for the proposed transaction and, as a result, a representative of MWS asked for the Company to extend exclusivity for an additional 21 days (or until March 7, 2013).

On February 15, 2013, the Special Committee held a telephonic meeting at which a representative from each of AGC Partners and Harter Secrest were present. Given that the Special Committee did not believe that an actual conflict existed and because of Mr. Mazzullo’s engagement in the process thus far, including in connection with the selection of a firm to provide a fairness opinion, Mr. Mazzullo was also invited to attend the meeting. Harter Secrest started the meeting describing the roles and responsibilities of the Special Committee and the fiduciary obligations of the Board. AGC Partners then informed the Special Committee of his discussions with MWS, the status of Varsity’s review of due diligence, its drafting/revising of the Varsity Merger Agreement and the request for an exclusivity extension until March 7, 2013. After discussion, the Special Committee approved an exclusivity extension until March 7, 2013 provided the $200,000 Expense Coverage was not included in the extension. The Special Committee asked AGC Partners to communicate this position to Varsity. At this same meeting, the Special Committee further discussed obtaining a fairness opinion and specifically from American Appraisal given the information provided to it for consideration over the prior several days by Mr. Mazzullo and the prior telephone conversation with representatives of American Appraisal two days earlier. Although the Special Committee agreed with the recommendation of Mr. Mazzullo with respect to American Appraisal, it did not authorize the engagement of American Appraisal and, instead, asked Mr. Mazzullo to have further discussions about the terms of its engagement letter and to report back to them. At an executive session of the Special Committee on that same day, the Special Committee members elected Mr. Dubnik as the Chairman of the Special Committee.

On February 18, 2013, AGC Partners communicated the position of the Special Committee on the exclusivity extension to MWS. Between February 15 and February 21, 2013, the communications between the parties and their representatives related largely to due diligence matters and there was no resolution or further discussion of the exclusivity extension or the elimination of the Expense Coverage. On February 21, 2013, MWS informed AGC Partners that Varsity would cease negotiations with the Company if it did not provide the requested exclusivity extension until March 7, 2013 along with the $200,000 Expense Coverage. AGC Partners informed the Special Committee of this discussion and, on the morning of February 22, 2013, the Special Committee held a telephonic meeting, at which AGC Partners and Harter Secrest were present, to discuss this development.

During the February 22, 2013 Special Committee meeting, AGC Partners expressed its belief that Varsity likely would cease negotiations without an extension. At the request of the Special Committee, in light of the possibility that Varsity would terminate discussions with the Company without an extension of exclusivity, AGC Partners again discussed certain strategic alternatives previously presented to and discussed by the Board at its December 4, 2012 meeting and also mentioned its understanding that two companies previously “off-the-market” and with which the Company had prior unsuccessful acquisition discussions were apparently once again looking to engage in a sale transaction. After further discussion, and in reconsideration of its prior decision, the Special Committee believed that extending exclusivity on the terms proposed by Varsity was appropriate because the risk that the Company would cease negotiations before March 7, 2013 and trigger the $200,000 Expense Coverage was limited and the additional time could allow the Company to determine if a deal with Varsity might be reached. Notwithstanding that view and its ability to approve the extension, in light of the discussions during this meeting, the Special Committee determined that it was advisable to convene a meeting of the entire Board to provide an update on the status generally and to discuss the extension and possible alternatives to a transaction with Varsity.

During the afternoon of February 22, 2013, the Board held a telephonic meeting, at which Ronald C. Lundy, the Company’s Chief Financial Officer and each of AGC Partners and Harter Secrest were present. Mr. Lundy provided a brief summary of the Company’s financial performance over the first quarter, which suggested the Company’s revenues were anticipated to be in line with the Company’s 2013 operating plan. At the direction of the Special Committee, Mr. Mazzullo and AGC Partners were each asked to advise the Board of any other potential transactions or alternatives of which they were aware and which might weigh against extending exclusivity with Varsity. They indicated to the Board their knowledge that two companies, both of whom had been looking to be acquired for some time and with whom the Company had previous, though unsuccessful, discussions to acquire in 2011 and 2012, were back on the market after failed strategic processes. Neither of them knew the exact reasons why these companies failed to consummate a strategic transaction earlier. Even if these were appropriate targets, Mr. Mazzullo indicated that the Company could only pursue one of these two opportunities given its resources and, in either case, that the purchase price of either transaction would likely require the Company to issue its capital stock as partial payment for the purchase price. AGC Partners noted that such a stock issuance would likely result in significant dilution to its current stockholders and could lead to downward pressure on the price of the Shares given the lack of liquidity in the stock and the possibility that Varsity might choose to divest its Shares as a result of an unfavorable decision by the Board related to its proposed transaction. The Board considered that a two week Varsity extension request likely was long enough to provide the Company time to determine whether a deal with Varsity could be reached on acceptable terms and, at the same time, short enough that it would not likely cause the Company to lose time or flexibility with any other viable and superior alternatives, including the two acquisition transactions given what had been learned by the Company during its prior unsuccessful discussions with these companies. Therefore, the Board, upon the recommendation of the Special Committee, agreed to the extension under the condition that Varsity confirm its seriousness in an acquisition transaction by providing to Harter Secrest redrafts of the definitive agreement within 24 hours.

On February 23, 2013, Varsity’s legal counsel, Benesch, Friedlander, Coplan & Aronoff LLP (“Benesch”), provided Harter Secrest with a revised Draft Varsity Merger Agreement, which included, among other changes, the addition of language providing for the exchange by management of Shares (but without any specifics as to, among other terms, which individuals would exchange, the amount to be exchanged or the exchange ratio) for an equity interest in Varsity, modifications to the superior proposal provisions, changes to the definition of material adverse effect and its related use throughout the agreement, changes to the “top-up” provisions, the addition of new representations or the expansion of existing ones, the addition of new restrictive covenants around the conduct of the Company’s business, deletion of certain representations and covenants related to Varsity’s financing and the expansion of the circumstances under which the Company would be obligated to pay Varsity a $500,000 termination fee to include defined intervening events. After receipt of this revised draft, the Company executed the proposed extension of exclusivity until March 7, 2013.

Harter Secrest reviewed the Benesch draft over the next several days and, on February 27, 2013, had a discussion with Benesch to review and better understand Varsity’s position reflected in the draft, including the insertion of provisions relating to management’s exchange of Shares for Varsity equity and changes to the superior proposal provisions, termination provisions, representations and warranties and negative covenants. Harter Secrest communicated the substance of this discussion, as well as its own comments on the Benesch draft, to the Special Committee and AGC Partners on February 28, 2013.

On or about March 3, 2013, MWS provided AGC Partners (during a telephone conversation) with a high-level summary of the contemplated equity and debt financing that Varsity was seeking to fund the purchase price. On the following day, and based on the information provided to it by Mr. Mazzullo and the other considerations previously discussed, the members of the Special Committee authorized the engagement of American Appraisal, and American Appraisal was engaged on March 4, 2013 in connection with the proposed Varsity transaction. However, so as to not incur costs if a transaction with Varsity did not occur, American Appraisal was advised to not begin its financial analysis until specifically instructed, which occurred on March 14, 2013.

On March 5, 2013, the Special Committee held a telephonic meeting, at which Mr. Mazzullo, Mr. Lundy, and representatives from Harter Secrest and AGC Partners were in attendance, to discuss the Benesch February 23 Draft Varsity Merger Agreement and other relevant matters. Management was invited to this meeting to advise the Special Committee on the status of any equity exchange discussions with Varsity and to receive input on specific items in the Benesch redraft, including representations and certain covenants. Prior to discussing the draft, AGC Partners informed the Special Committee about the equity and debt financing that Varsity was contemplating to fund the purchase price, about which AGC Partners was supposed to receive more information in writing on or before March 7, 2013 to assist the Special Committee in its analysis of the Varsity offer. Mr. Mazzullo then provided his input on aspects of the draft and mentioned during that meeting that, despite the inclusion of provisions in the Draft Varsity Merger Agreement around management’s exchange of Shares for Varsity equity, management had not been further contacted about this by Varsity and did not currently have any interest or intention to exchange their Shares as a part of the Varsity transaction. Those persons at the meeting then discussed the Draft Varsity Merger Agreement and, after that discussion, Harter Secrest was instructed to redraft the Draft Varsity Merger Agreement to, among other things, delete provisions related to equity exchanges by management, modify representations and warranties to narrow or reject the ones proposed by Varsity, modify the superior proposal provisions to, among other things, eliminate Varsity’s right to a match right if an offer in excess of a certain threshold was accepted by the Company, narrow the termination provisions pursuant to which the Company was obligated to pay a $500,000 termination fee, including the occurrence of defined intervening events and the addition of a reverse termination fee (in an amount to be negotiated) if Varsity failed to obtain financing for their transaction. There was also discussion at this meeting with management about the operation of the business during the pendency of the negotiations with Varsity. Finally, after noting that exclusivity with Varsity was set to expire on March 7, 2013, the Special Committee decided not to take any action on such pendency and would wait for Varsity to request an extension.

Over the next week, AGC Partners spoke with MWS about the proposed allocation of the committed equity and the various debt financing that Varsity was seeking to fund the transaction. In connection with those discussions, MWS provided AGC Partners on March 7, 2013 with a listing of debt and equity participation levels and the identity of Varsity’s preferred debt financing source, a source with whom Varsity was currently negotiating to improve the terms of their proposal. Based on this due diligence review of Varsity’s funding, AGC Partners confirmed that Varsity was funding the transaction with both equity and a substantial portion of debt and further that the equity was not being provided by a dedicated fund but rather through an equity contribution provided by a targeted group of high net worth individuals. AGC Partners communicated this information to the Special Committee.

On March 7, 2013, Benesch provided Harter Secrest with a high-level list of issues that identified several open issues to the March 6 Draft Varsity Merger Agreement and discussed general timing of the transaction. These issues included, timing of the receipt of a fairness opinion by the Company, the definition of “knowledge”, deletion of the management equity exchange provisions, the definitions of “takeover proposal” and material adverse effect, the elimination of certain representations, the proposed time cap on extension of tender offer, Varsity losing the right to match a superior proposal that exceeds the Varsity offer by more than 115%, certain employee benefits provisions and certain termination events and related termination fees.

On the morning of March 10, 2013, the Special Committee held a telephonic meeting, at which AGC Partners and Harter Secrest were present. During that meeting, AGC Partners updated the Special Committee on its communications with MWS, in which AGC Partners was told that Varsity would not continue to negotiate a transaction without an extension of exclusivity on the existing terms. Harter Secrest listed the high-level issues that had been provided by Benesch but indicated that it had not discussed them with Benesch and, therefore, did not have additional information. In addition to discussions about the current issues open on the Draft Varsity Merger Agreement, the Special Committee considered the per Share price offered by Varsity in light of recent market increases in the Share price to approximately $0.75 per Share. During that discussion, among other items, the following considerations were raised in favor of continuing to negotiate with Varsity under the current purchase price: the Varsity offer was still a substantial premium to the current trading price, the Special Committee had engaged American Appraisal, and the Shares were still thinly traded such that efforts by stockholders to achieve liquidity would be very difficult at or above current prices because Share sales would create significant downward pressure on stock price. The Special Committee then approved extending exclusivity until March 14, 2013 if Varsity committed to make no additional due diligence requests of the Company and confirmed it would agree to a reverse termination fee (in an agreed upon amount) to be paid to the Company if the transaction was not consummated as a result of Varsity’s failure to obtain financing. After the Special Committee meeting, AGC Partners confirmed by email that Varsity would agree to a $100,000 reverse termination fee for a financing-related termination (with the specific details and language to be worked out) and would not make additional due diligence requests in exchange for an extension of exclusivity. AGC Partners communicated this message to the members of the Special Committee, who confirmed that this was acceptable for purposes of extending exclusivity.

Later in the day on March 10, 2013, Mr. Dubnik, AGC Partners and Harter Secrest further discussed the high-level issues list provided by Benesch to the March 6 Draft Varsity Merger Agreement and Varsity’s willingness to agree to a $100,000 reverse termination fee.

On March 11, 2013, Benesch and Harter Secrest discussed Varsity’s issues with the redraft of the Draft Varsity Merger Agreement, as reflected in the issues list Benesch provided to Harter Secrest on March 7, 2013. In addition, during that call certain due diligence related issues were discussed. On the same day, Benesch also provided a draft extension request to Harter Secrest, which request extended exclusivity until March 14, 2013. Given the prior approval by the Special Committee, the Company executed that extension on March 11, 2013. Later in the day on March 11, 2013 and on March 12, 2013, Harter Secrest had a telephone conference with Mr. Dubnik and AGC Partners to provide an update on its discussions with Benesch and to discuss potential counterproposals.

On the morning of March 12, 2013, Harter Secrest reviewed with senior management the representations contained in the most current Draft Varsity Merger Agreement and draft schedules it had prepared based on input from the Company. Based on that review, the disclosure schedules were revised and a draft of such schedules was provided to Benesch on the afternoon of March 12, 2013. Also during the afternoon of March 12, 2013, Benesch provided Harter Secrest with a revised Draft Varsity Merger Agreement, which draft was then provided to the Special Committee and AGC Partners.

During the morning of March 13, 2013, Benesch and Harter Secrest discussed the changes and issues reflected in the most recent Draft Varsity Merger Agreement, which discussion focused primarily on the same issues reflected in the prior draft and the Benesch issues list. Harter Secrest communicated the substance of this discussion to Mr. Dubnik and AGC Partners. Based on input communicated to Mr. Dubnik and AGC Partners, Harter Secrest revised the Draft Varsity Merger Agreement and provided the revised draft to Benesch later on March 13, 2013. Benesch also contacted Harter Secrest to raise additional due diligence questions regarding taxes and certain contracts it had reviewed, which questions were shared and discussed with the Special Committee, management and AGC Partners and to which Harter Secrest, the Company and AGC Partners responded to Varsity’s satisfaction over the following week.

On March 14, 2013, immediately prior to the regular quarterly Board meeting, the Special Committee met with Harter Secrest to discuss the current state of the Draft Varsity Merger Agreement, as detailed in a summary presented to them, and to discuss the open issues in the latest Benesch redraft, including, among others, further changes to the definition of material adverse effect and target takeover proposal, the reinsertion of management equity exchange provisions, and an increase in the threshold at which Varsity lost the right to match a superior proposal from 115% to 125%, the deletion of language prohibiting termination by Varsity if the Board took a neutral position on a competing tender or exchange offer, changes to the reverse termination provisions such that the reverse termination fee would not be triggered for a failure of financing conditions imposed by lenders (which concept was not discussed by the parties), and the deletion of a provision that made the $500,000 termination fee Varsity’s sole and exclusive remedy in the event of termination. There was also a discussion about AGC Partners’ efforts to negotiate a firm $1.00 per Share price (as opposed to a price that was subject to reduction based on transaction-related fees exceeding $535,000). Harter Secrest advised the Special Committee its belief that the Draft Varsity Merger Agreement and the various exhibits and schedules could be completed in the course of a few weeks barring any new issues. The Special Committee then discussed exclusivity, which expired on March 14, 2013. To keep Varsity engaged and avoid the delays previously experienced with extension requests, the Special Committee approved an extension of exclusivity until March 27, 2013 under the same terms and conditions as the prior extensions.

At the Board meeting on March 14, 2013, senior management presented and discussed current year-to-date results, which were generally in line with the 2013 operating plan, 2013 projections and the Company’s five-year operating plan. Mr. Mazzullo also made a presentation about the competitive landscape of the Company’s industry, potential acquisition targets and the challenges of being a micro-cap publicly traded company for, among other reasons, the significantly increased legal and accounting costs for a company of its size, and the limited ability to use its status as a public company to raise money in the capital markets. AGC Partners joined the meeting at the point when discussions turned to the proposed transaction with Varsity. During that discussion, Mr. Dubnik, AGC Partners and Harter Secrest advised the Board as to the status of discussions and known open issues, as reflected in the latest Benesch Draft Varsity Merger Agreement, a summary of which was provided to the Board at the meeting. Harter Secrest discussed the Board’s fiduciary obligations and answered the Board’s questions. AGC Partners then informed the Board as to the current debt and equity funding being sought by Varsity to finance the transaction and its belief that it was progressing reasonably well, as partially evidenced by Varsity’s willingness to provide a reverse termination fee for a failure to obtain financing. Mr. Dubnik advised the Board of the Special Committee’s decision to extend exclusivity until March 27, 2013. The Board unanimously concurred with the Special Committee’s determination to extend exclusivity until March 27, 2013 and, given that the issues seemed to be narrowing, to continue to negotiate with Varsity to determine if the two sides could agree on terms. The Board also asked AGC Partners to conduct additional due diligence on the financing terms and sources that Varsity was pursuing so that it could more fully understand risks related to Varsity’s ability to consummate the transaction. On March 18, 2013, the Company executed the previously approved extension of exclusivity until March 27, 2013.

Over the next week, AGC Partners and MWS communicated on multiple occasions about Varsity’s financing, limitations that Varsity was looking to impose on the Company’s ability to receive the reverse termination fee, a firm purchase price and other deal terms, while Benesch and Harter Secrest also communicated about those and other more minor issues related to the Draft Varsity Merger Agreement, and issues/questions on the disclosure schedules. During those discussions, some issues were mutually resolved, including the parties agreeing that a 120% superior proposal threshold would be the point at which Varsity lost its match right. In the same time frame, AGC Partners and Harter Secrest communicated with Mr. Dubnik to discuss these issues. On March 25, 2013, Harter Secrest provided a revised draft of the Draft Varsity Merger Agreement and the disclosure schedules to Benesch.

On March 27, 2013, at the request of Varsity and given the limited availability of Mr. Mazzullo over the following two weeks, the Company executed another extension of the exclusivity with Varsity until April 10, 2013, as unanimously approved by the Special Committee on that same day.

Over the next week, the legal and financial advisors for each party again communicated on multiple occasions about the same issues discussed in the prior week, including Varsity’s financing, reverse termination fee triggers/exclusions proposed by Varsity and a firm purchase price. In the course of those discussions, AGC Partners was able to secure a concession on the amount of the reverse termination fee, which Varsity agreed to increase from $100,000 to $200,000.

On April 1, 2013, the Special Committee held a telephonic meeting at which the other members of the Board and Harter Secrest and representatives of American Appraisal were also present. Representatives from American Appraisal discussed their preliminary financial analysis in connection with the proposed Varsity transaction as well as the methodologies and selected precedent transactions reflected in its analysis.

On April 3, 2013, Benesch provided Harter Secrest with drafts of the exhibits to the Draft Varsity Merger Agreement for which Varsity was responsible, which included a form of voting agreement. On April 5, 2013, Harter Secrest provided Benesch with comments to the voting agreement. During the first week of April, AGC Partners was also in regular contact and negotiations with MWS and Varsity regarding its financing and economic deal terms. As a result of those discussions, AGC Partners was able to obtain an increase in the reverse termination free from $200,000 to $225,000.

During the morning of April 8, 2013, the Special Committee held a telephonic meeting at which AGC Partners and Harter Secrest were present. Harter Secrest advised the Special Committee of its view of the status and open items given that it had not received a revised draft from Varsity to its March 25, 2013 Draft Varsity Merger Agreement, which issues and other terms were reflected in a summary of the Draft Varsity Merger Agreement provided to it prior to the meeting. AGC Partners advised the Special Committee of recent discussions with Varsity representatives, which discussions suggested that there might be some additional modifications and new issues with the Draft Varsity Merger Agreement, including AGC Partners’ request that the specificity of transaction expenses be limited to only include those owed to AGC Partners and Harter Secrest greater than $535,000 (in an effort to limit any unforeseen change which could reduce the purchase price further if such collective expenses exceeded that threshold), and provisions related to severance for non-management employees terminated after closing.

During the afternoon on April 8, 2013, the Board held a telephonic meeting at which members of senior management, AGC Partners, Harter Secrest and representatives of American Appraisal were present. At the Special Committee’s request, the representatives of American Appraisal answered certain questions posed by the Board in connection with the proposed Varsity transaction. AGC Partners advised the Board on the status of its discussions with Varsity’s financial advisors and its suggestion that certain deal issues were still open, including the cap on transaction expenses which would reduce the purchase price and provisions related to severance for non-management employees terminated after closing, all of which issues it expected would be communicated to AGC Partners in the coming days. AGC Partners also advised the Board of its due diligence review of the potential debt and equity financing sources, which it believed were progressing to the execution of a financing letter from the debt financing source, which was a positive development.

Harter Secrest then reviewed the steps involved in the proposed transaction, and the Draft Varsity Merger Agreement, the material terms of which were included in a summary provided to the Board. The Board asked

Harter Secrest several questions about the Draft Varsity Merger Agreement and its provisions, including around the go-shop process, termination rights and break-up fees. There was a discussion around the references in the Draft Varsity Merger Agreement to management’s exchange of Shares for Varsity equity, which Varsity had never formally requested as a part of their transaction and which management restated it was not interested in considering. Therefore, Harter Secrest was instructed, among other changes noted during the discussion, to remove all provisions about an equity exchange from the Draft Varsity Merger Agreement. Harter Secrest expressed its belief that the parties were very close to finalizing the Draft Varsity Merger Agreement but that it was still awaiting comments from Varsity. Harter Secrest then discussed the fiduciary obligations of the Board in connection with this transaction, which included a discussion of the “go-shop” process. AGC Partners provided a further overview of the 45-day go-shop process that would allow the Company to engage in a market test of the Varsity offer and to terminate a merger agreement with Varsity under certain circumstances if a superior offer emerged, subject to the payment of a $500,000 break-up fee, which was common for transactions of this nature.

On April 8, 2013, Benesch provided a redraft of the Draft Varsity Merger Agreement and separately provided certain comments to the Draft Varsity Merger Agreement from its preferred lender, which comments Harter Secrest did not receive in time to raise during the Special Committee and Board meetings. Although most of the prior changes had been accepted, this draft raised an additional economic issue which would negatively impact the per Share price. Prior drafts of the Draft Varsity Merger Agreement provided that the $1.00 per Share price would only be reduced by expenses to AGC Partners and Harter Secrest exceeding $535,000, which reduction was estimated to be between $0.03 and $0.04 per Share, given an estimate of those fees in excess of the cap of $375,000 to $450,000. The proposed changes now provided that the per Share consideration would be reduced by all transaction-related fees and expenses, including, among other things, American Appraisal’s fees, which could further reduce the net per Share price paid to stockholders by potentially an additional $0.01. Harter Secrest communicated this proposed change to the Special Committee and AGC Partners.

On April 8 and 9, 2013, AGC Partners had discussions with MWS about this change and its negative impact on value, in which the competing positions of having a firm price and Varsity’s concerns over unanticipated deal expenses were discussed. Based on these discussions, AGC Partners was able obtain from Varsity a commitment to a firm purchase price of $0.98 per Share if Harter Secrest and AGC Partners capped their combined fees at $810,000. Based on fee estimates, AGC Partners indicated that a firm $0.98 per Share price would likely net the stockholders more than under the previous purchase price construct that contemplated more of a floating expense mechanism. During the course of those discussions, AGC Partners also learned that Varsity had changed its preferred debt financing source that likely would result in a less leveraged financing structure for the Company post-transaction. As a result of this change in financing source, AGC Partners was able to negotiate a further concession on the reverse break-up fee to increase to $300,000 given that a change in lenders at this late stage in the transaction would cause some additional delays to the transaction. Finally, during these discussions, AGC Partners confirmed that Varsity would not ask any senior management to exchange any Shares for Varsity equity in connection with the Offer, as was the position reflected in the latest Harter Secrest redraft of the Draft Varsity Merger Agreement.

On April 10, 2013, the Special Committee held a telephonic meeting, at which meeting representatives from AGC Partners and Harter Secrest were present. AGC Partners advised the Special Committee of its discussions with MWS and the proposed terms, which terms the Special Committee approved. The Special Committee also discussed the changes in lenders and AGC Partner’s views that it was a positive development. AGC Partners then indicated that Varsity requested a final extension of exclusivity until April 30, 2013. The Special Committee approved of that extension if AGC Partners received confirmation from Varsity that it agreed on the firm $0.98 per Share price and the $300,000 reverse termination fee and that there would be no further extensions. AGC Partners confirmed that Varsity was agreeable to these terms and, based on the Special Committee’s approval, the Company therefore executed on April 11, 2013 a further and final exclusivity extension until April 30, 2013.

Over the course of the next several days, the Company, with assistance from Harter Secrest, revised the disclosure schedules to the Draft Varsity Merger Agreement. In the same period, it discussed with Benesch the disclosure schedules and the requirements of the Company’s preferred escrow agent for purposes of holding the reverse termination fee.

On April 14, 2013, Harter Secrest revised the Draft Varsity Merger Agreement to reflect the new terms. Harter Secrest and Benesch spent the next several days communicating about exchanging drafts and comments to, and attempting to finalize the Draft Varsity Merger Agreement, exhibits and disclosure schedules.

On April 23, 2013, Harter Secrest provided the Board with the current Draft Varsity Merger Agreement and a summary description of the Draft Varsity Merger Agreement and drafts of the disclosure schedules and exhibits to the Draft Varsity Merger Agreement, all of which documents Harter Secrest believed were in close to final form.

On April 26, 2013, the Board held a telephonic meeting, at which meeting Mr. Lundy and AGC Partners, Harter Secrest and representatives of American Appraisal were present. During this meeting the Board discussed with the Company’s various advisors the terms of the transaction and other relevant matters. At that meeting, at the Special Committee’s request, the representatives of American Appraisal discussed its updated preliminary financial analysis with the Board. Harter Secrest then reviewed the fiduciary obligations of the Board in connection with the Varsity transaction and, in connection with that discussion, discussed the 45-day “go shop” period that had been negotiated into the transaction to allow the Company to seek and accept superior offers. AGC Partners then explained the go-shop process, identified the parties it would contact, and reviewed the go-shop materials. Harter Secrest then summarized the process in which the Company, Special Committee and the Board had engaged since the process began with Varsity in the fourth quarter of 2012. This discussion was followed by a review of the Draft Varsity Merger Agreement and relevant transaction documents, during which review Harter Secrest noted changes from the prior versions shared with the Board and any discrepancies between its summary and the Draft Varsity Merger Agreement. AGC Partners then updated the Board on the due diligence review it had performed on Varsity’s new proposed lender, which had recently completed a positive due diligence review of the Company and was, as he understood it, moving forward to finalize credit facility commitments to Varsity. After these discussions, the Board then engaged in a discussion of the Varsity proposal, the financial and legal advice it had received in connection with that proposal and the various considerations relevant to proceeding with this transaction. The Board then adjourned the meeting and agreed to schedule another meeting for April 29, 2013.

Over the course of the next few days, Harter Secrest communicated with Mr. Dubnik and AGC Partners and, in turn, with Benesch to finalize transaction documents.

On the morning of April 29, 2013, the Special Committee held a telephonic meeting at which meeting representatives of each of AGC Partners, Harter Secrest and American Appraisal were present. Representatives of American Appraisal presented their financial analysis and rendered to the Special Committee its oral opinion, subsequently confirmed in writing, to the effect that, as of April 29, 2013, and subject to and based on the assumptions, procedures, factors, qualifications and other matters and limitations set forth in its written opinion, and other factors it deemed relevant, the $0.98 per Share consideration specified in the then current Draft Varsity Merger Agreement to be received by the Company’s stockholders, other than Varsity, Merger Sub and their respective affiliates which we refer to collectively as the excluded holders, was fair, from a financial point of view, to such holders. For additional discussion and information on the American Appraisal opinion, refer to the information provided below under the caption “Opinion of American Appraisal”. Harter Secrest and AGC Partners advised the Special Committee as to any updates since the Board meeting on April 26, 2013 and reiterated and reviewed relevant legal and financial matters. The Committee then engaged in a discussion of the Varsity proposal, the financial and legal advice it had received in connection with that proposal and the various considerations relevant to proceeding with this transaction, including those discussed during the April 26, 2013 Board meeting. After that discussion, the Special Committee unanimously approved and recommended that the Board, among other items, approve the then current Draft Varsity Merger Agreement and the transactions and related matters contemplated thereby.

On the afternoon of April 29, 2013, the Board held a telephonic meeting at which meeting Mr. Lundy and representatives of AGC Partners and Harter Secrest were present. Mr. Dubnik, on behalf of the Special Committee, advised the Board that it had engaged in additional discussions with Harter Secrest and AGC Partners as to any updates since the Board meeting on April 26, 2013, and considered the Varsity proposal, the financial and legal advice it had received in connection with that proposal and various considerations, including those discussed during the April 26, 2013 Board meeting. Mr. Dubnik then advised the Board that the Special Committee had unanimously approved the Merger Agreement, the transactions contemplated thereby and related matters and that it recommended, among other things, that the Board approve the proposed Draft Varsity Merger Agreement, the transactions contemplated thereby and related matters. Based on the recommendation of the Special Committee and the other considerations discussed and considered by the Board, the Board unanimously approved the Merger Agreement, the transactions contemplated thereby and related matters.

On April 30, 2013, upon confirmation that Varsity had funded the $300,000 escrow to secure the reverse break-up fee, the Company, Varsity and Merger Sub executed the Draft Varsity Merger Agreement (once executed, the “Varsity Merger Agreement”).

Go-Shop Process; Current Transaction

Under the Varsity Merger Agreement, until the forty-fifth (45th) day following April 30, 2013, the Company was permitted to, among other things, seek alternate acquisition proposals from third parties and provide non-public information to such third parties pursuant to acceptable confidentiality agreements (the “Go-Shop Process”). The Company’s ability to engage in the Go-Shop Process was noted in the press release issued by the Company in connection with the Varsity transaction, which also identified AGC Partners as its financial advisor, and in the Form 8-K filed by the Company on May 1, 2013.

Starting on May 1, 2013 and continuing over the following seven to ten days, AGC Partners made multiple calls or sent multiple emails to 28 parties to solicit their interest in exploring a transaction with the Company. AGC Partners selected parties based on discussions with Company management and the Special Committee regarding strategic fit, familiarity with the market and/or the Company, financial wherewithal, and prior acquisition history. For financial partners, a history of taking public companies private was also considered. The universe of 28 parties was comprised of 11 who were purely strategic parties and 17 who were financial sponsors or financial sponsors who owned a strategic portfolio company, including Clearlake, which contacted AGC Partners in response to the May 1, 2013 press release issued by the Company. In the same time period, AGC Partners distributed a non-confidential executive summary and introductory email to all 28 parties, even if the party had not responded to prior communications from AGC Partners. Subject to the more detailed chronological descriptions below, of the 28 parties with whom AGC Partners had contact, 24 declined to participate prior to receiving confidential information, one party was removed from consideration for reasons discussed below, and three parties (“Party A,” “Party B” and Clearlake) executed confidentiality agreements to receive the first tranche of confidential materials (i.e., confidential company presentation, a confidential management discussion and analysis of financial condition, and a distribution package of recent publicly available Company information but not access to a virtual data room which had been established for the Go-Shop Process). Of those three, only Clearlake proceeded to conduct further due diligence by accessing additional confidential information in the virtual data room such that they could make a proposal to acquire the Company.

On May 2, 2013, Party A, a potential financial sponsor, notified AGC Partners of its interest in exploring the opportunity further. Therefore, on May 3, 2013, Party A executed a confidentiality agreement and was provided the initial confidential information. On May 7, 2013, AGC Partners followed-up with Party A to gauge its interest in holding a teleconference or other discussion about the Company. During that discussion, Party A acknowledged its receipt of the confidential materials and suggested it would contact AGC Partners about its level of interest shortly. On May 8, 2013, and without any further discussions with the Company, Party A informed AGC Partners that it was not interested in pursuing a transaction involving the Company because they did not feel that they had the potential to grow the Company platform at sufficient levels and be competitive with an alternative acquisition proposal.

Between May 1 and May 10, AGC Partners followed up with Party B, a private equity firm, to understand its interest level, if any, in a transaction. After expressing preliminary interest, on May 13, 2013, Party B executed a confidentiality agreement and was provided the initial confidential information on May 14, 2013. On May 16, 2013, Party B confirmed its receipt of the confidential materials and indicated that it was reviewing them to determine if it was interested in further information and a more comprehensive evaluation, pending internal discussions regarding the opportunity to take place over the following days. After several follow-up attempts by AGC Partners between May 16 and 27, 2013 to check on the status of Party B’s internal review, on May 28, 2013, Party B informed AGC Partners that it was not interested in pursuing a transaction involving the Company, as it was not a great fit for them.

Clearlake, as the financial sponsor of Parent, regularly evaluates the business and plans and considers a variety of transactions to enhance the business of Parent and its subsidiaries, which include Mformation Software Technologies LLC. Clearlake has considered a number of alternatives for developing the Parent business, including partnerships and acquisitions of other companies and businesses.

On May 7, 2013, Clearlake, contacted AGC Partners to inquire about the Go-Shop Process and the Company. On the same day, AGC Partners provided Clearlake with the non-confidential executive summary, introductory email and a form of non-disclosure agreement.

On May 8, 2013, Party A, as noted above, informed AGC Partners that it no longer was interested in pursuing a transaction involving the Company. On May 8, 2013, Clearlake provided AGC Partners comments to the form non-disclosure agreement, which were acceptable to the Company. Therefore, on the same day Clearlake executed a confidentiality agreement with the Company and it was provided additional information about the Company by AGC Partners.

On May 9, 2013, AGC Partners and Clearlake discussed process and next steps, including scheduling a teleconference with Company management.

On May 10, 2013, AGC Partners confirmed Clearlake’s interest during a telephone conference and scheduled a teleconference for May 13, 2013 with Company management to determine, among other things, if the Company would be a good fit as a strategic add-on acquisition.

On May 13, 2013, senior management of the Company engaged in a teleconference with representatives from Clearlake and from Parent to discuss the Company’s business and strategic fit with Parent. Based on these meetings, Clearlake contacted AGC Partners to schedule meetings in Santa Monica on May 15 and May 16, 2013 with Company management to further discuss relevant operational, financial and technical due diligence matters.

Also on May 13, 2013, the Board held a telephonic meeting at which AGC Partners and Harter Secrest were present. At this meeting, AGC Partners updated the Board as to the status of the Go-Shop Process. AGC Partners informed the Board that of the 28 parties with whom AGC Partners had been in contact, 18 had declined the opportunity prior to receiving any confidential information, four (2 financial and 2 strategic) were non-responsive and follow-up efforts were underway, three were still considering the opportunity, one party that had received confidential information (Party A) had declined, and two were interested and had either signed a confidentiality agreement or would likely do so the following day (Clearlake and Party B, as noted above).

On May 14, 2013, AGC Partners discussed with Clearlake its level of interest in the Company and, based on Clearlake’s serious expression of interest, Clearlake was provided access to the virtual data room.

On May 15, 2013 Company management met with representatives from Clearlake and Parent in Santa Monica, California to discuss strategy, technology, business model, financials and sales/pipeline. On May 16, 2013, Clearlake, Parent, AGC Partners and Company management had a further due diligence telephone discussion to discuss the Company’s financial statements and operating model.

Also on May 16, 2013, Clearlake further informed AGC Partners that it would likely submit an acquisition proposal at a later date. On the same day, Harter Secrest spoke with Cooley LLP, Clearlake’s legal counsel (“Cooley”), to discuss due diligence related matters in connection with Cooley’s legal review of the Company for Clearlake.

On May 18, 2013, AGC Partners and Clearlake discussed Clearlake’s status in its review of the Company and possible next steps.

On or about May 20, 2013, the Company received a letter (dated May 17, 2013) from a competitor, which also had been solicited as part of the Go-Shop Process (the “Competitor”), alleging that certain of the Company’s products and services infringed claims in certain of Competitor’s patents, which letter demanded a response by June 10, 2013, which was still within the 45-day Go-Shop Process. On May 20, 2013, the Company engaged its litigation counsel, Goodwin Procter LLP (“Goodwin”), to advise the Company and to assist the Company in any intellectual property diligence by interested parties during the Go-Shop Process.

On May 21, 2013, Clearlake provided a non-binding expression of interest, which included a proposed merger agreement based on the Varsity Merger Agreement pursuant to which an affiliate of Clearlake would acquire the Company for $1.18 per Share and to reimburse the Company $500,000 for the termination fee owed to Varsity, which expression was still subject to its continuing due diligence and which contained a binding exclusivity provision in favor of Clearlake. The proposed merger agreement from Clearlake was largely similar to the Varsity Merger Agreement, except that it excluded go-shop provisions and, instead, added more customary non-solicitation provisions, added a $600,000 termination fee (a $100,000 increase from the fee owed Varsity) upon termination for similar reasons contained in the Varsity Merger Agreement, added certain reasonably customary closing conditions and accelerated the timing for launching a tender offer. The expression of interest indicated that Clearlake would design appropriate incentive compensation plans for management. However, management did not have any discussions with Clearlake about such plans and no formal written proposal, including by adding provisions to the Merger Agreement, was made with respect to such matters.

On May 21, 2013, the Special Committee held a meeting, at which Harter Secrest and AGC Partners were present, to discuss the Clearlake expression of interest. AGC Partners provided the Special Committee with an update on the status of the Go-Shop Process, which was effectively the same as that discussed during the May 13, 2013 Board meeting with respect to interested parties at that time. At that meeting, the Special Committee discussed concerns that, although Clearlake’s offer was non-binding in nature, Clearlake was asking the Company to provide exclusivity, which would curtail the Go-Shop Process, affect certain contractual obligations under the Varsity Merger Agreement and create potential issues with respect to the Board’s exercise of its fiduciary duties, including preventing the Board from continuing to solicit parties during the Go-Shop Process. Although the Special Committee believed the price indicated in the non-binding expression of interest was of a significant level to support encouraging Clearlake to continue its diligence, the Special Committee did not believe it was appropriate to agree to the terms of Clearlake’s proposal at that time. The Special Committee believed that doing so could negatively impact the Company’s diligence discussions with Clearlake because Clearlake did not yet have knowledge of the Competitor’s claims, which could have a material impact on the price Clearlake was willing to offer (which to date was not a binding offer). In addition, the Special Committee was concerned because there continued to be other parties solicited during the Go-Shop Process, including several meaningful strategic parties, which had not yet responded conclusively that they were not interested. Because of these concerns, there was no substantive discussion of the proposed merger agreement. Instead, the Special Committee asked AGC Partners to inform Clearlake only about the Company’s concerns with exclusivity while Goodwin finished its review of Competitor’s claims. AGC Partners provided this feedback to Clearlake on May 21, 2013.

On May 22, 2013, and still before learning of the Competitor’s claims, Clearlake provided AGC Partners another expression of interest containing the same non-binding economic terms and, instead of asking for exclusivity, provided for expense reimbursement if discussions terminated under certain circumstances. AGC Partners promptly forwarded this expression of interest to the Special Committee, which held a meeting on the same day, at which meeting Harter Secrest and AGC Partners were present. The Special Committee discussed issues raised by the new Clearlake expression of interest and the inclusion of a provision regarding expense reimbursement, which raised similar concerns as created by the prior expression of interest.

On May 23, 2013, the Company disclosed the Competitor’s allegations to each of Varsity and Clearlake and, in connection with such disclosure, provided them a copy of Competitor’s letter on May 24, 2013. Subject to the execution of acceptable common interest agreements, the Company also offered to hold teleconferences for each of Clearlake and Varsity, during which each party could continue their legal diligence and discuss Competitor’s claims in more detail, including with the Company’s litigation counsel at Goodwin. On May 28, 2013, Clearlake and Varsity each respectively had such diligence discussions with Goodwin and the Company. Goodwin provided additional information about this matter to counsel for both Clearlake and Varsity over the following week.

On May 24, 2013, the Board held a meeting, at which AGC Partners, Goodwin and Harter Secrest were in attendance. During that meeting, AGC Partners updated the Board on the Go-Shop Process. Of the 28 parties contacted, AGC Partners advised the Board that 20 had expressly declined the opportunity (including Party A which had executed a confidentiality agreement and received confidential information before declining), two (Party B and Clearlake) had executed confidentiality agreements and were still interested (though Party B still had not expressed a level of interest that warranted access to the virtual data room), three were still considering the non-confidential information, and three (including Competitor) had not replied to AGC Partner’s multiple inquiries. During this discussion, Goodwin and Harter Secrest advised the Board of certain fiduciary and other legal considerations related to the Go-Shop Process and Clearlake’s current expression of interest. AGC Partners then left the meeting and Goodwin provided the Board with a summary analysis of Competitor’s patent claims and related considerations, including the due diligence assistance that Goodwin was providing to Clearlake and Varsity subject to a common interest agreement with each of them.

On May 24, 2013, Goodwin and Harter Secrest informed Cooley of the various legal reasons why the Company could not agree to the exclusivity, expense reimbursement or similar measures (including the proposed $600,000 termination fee noted in its draft merger agreement) reflected in Clearlake’s expression of interest. Also on May 24, 2013, Clearlake’s external accountants, KPMG LLP (“KPMG”), were provided access to the virtual data room to conduct tax and financial due diligence for Clearlake. On May 24, 2103, the Company and Clearlake amended the existing Mutual Non-Disclosure Agreement to include as confidential the existence or terms of any non-binding proposal provided by Clearlake to the Company, except to the extent the Company was obligated to provide such information pursuant to law or existing contractual obligations.

On May 28, 2013, Party B informed AGC Partners of its decision to decline the opportunity to engage in a transaction with the Company, even prior to receiving additional due diligence, because it did not view the Company as a strategic fit.

Between May 30 and June 7, 2013, the Company uploaded into the virtual data rooms various additional due diligence materials for review by Varsity and Clearlake.

On May 30 and 31, 2013, KPMG and Clearlake performed on-site financial due diligence in Rochester, New York.

During the first week of June 2013, Clearlake continued to perform its financial, legal and intellectual property due diligence. While Clearlake and its advisors were conducting that due diligence, AGC Partners had several communications with Clearlake to check on the status of that due diligence review, to discuss process and to continue to gauge its interest level, including the formulation of an offer.

On June 3, 2013, in connection with any tender offer by Varsity that could be launched as soon as June 21, 2013, Harter Secrest emailed Benesch a draft of portions of Schedule 14D-9 for its review in connection with its preparation of Varsity’s tender offer documentation.

On June 4, 2013, Varsity emailed Mr. Mazzullo to express its significant concerns over the intellectual property claims raised by Competitor. In that email, Varsity indicated that it was reluctant to spend the time and money necessary to conduct a due diligence review of these claims unless it had a sense of where the Go-Shop Process stood and whether Varsity was likely to be the buyer of the Company. On June 5, 2013, the Company communicated with Varsity and offered to provide assistance, including additional discussions with Goodwin, and flexibility with respect to timing on Varsity’s due diligence while the Company continued to proceed with the Go-Shop Process. On June 6, 2013, Varsity further emailed Mr. Mazzullo in response to his prior communication. In that communication, Varsity indicated that it was disappointed that the Company had not answered its questions about Varsity’s likelihood of being the ultimate buyer of the Company, and that the Competitor’s claims represented a major threat that would require it to expend additional amounts to understand and that could result in delays. Varsity further suggested this issue created uncertainty around the transaction being completed as expected. In respect to this email, the Company asked Goodwin to follow up with Benesch to offer additional due diligence assistance, which Goodwin did on June 7, 2013. Varsity, however, did not ask Goodwin for any additional assistance to review the Competitor’s claims.

On June 6, 2013, Cooley made additional due diligence requests from Harter Secrest, to which requests it responded, with the assistance of the Company, on the same day. Also on June 6, 2013, Goodwin and Harter Secrest had a telephone conversation with Cooley during which they answered various questions posed by Cooley and provided feedback to Cooley on various due diligence and legal issues related to any possible transaction between the Company and Clearlake.

On June 7, 2013, the Board held a meeting at which AGC Partners, Goodwin and Harter Secrest were present. AGC Partners provided the following update as to the status of the Go-Shop Process and the 28 parties that had been contacted: (a) it had confirmed either by email or telephone that 26 of the parties (including Parties A and B at this point) were not interested, (b) Clearlake was still interested and finalizing its due diligence and, based on that review, Clearlake hopefully would provide a proposal on or about June 11, 2013, and (c) the only other party which had been contacted and from which AGC Partners had not received, and was not seeking to receive, an indication was the Competitor, with whom communications had ceased as to the Go-Shop Process shortly after it sent the letter to the Company alleging patent infringement. During this meeting, Goodwin and Harter Secrest discussed fiduciary duties with the Board, and updated the Board on the level of diligence from Clearlake on the Competitor patent issues, which was significant, and on the relatively low level of further diligence by Varsity on the same issues. Harter Secrest also noted that it had not received draft tender offer documents to Varsity from Varsity in connection with its preparation of the Company’s Schedule 14D-9, portions of which draft Harter Secrest had provided on June 3, 2013 and the balance of which it would provide the same day. This led to a discussion of the communications between Varsity and Mr. Mazzullo over the prior few days and Varsity’s suggestion that the Competitor’s claims were material issues that would cause delay, additional costs and might affect completing a transaction with Varsity at all. The Special Committee also decided not to obtain a new opinion in connection with a potential transaction with Clearlake. Based on the brief period of time that had elapsed since the American Appraisal opinion regarding the Varsity $0.98 offer was delivered, the fact that the Company had actively solicited offers likely resulting in only one from Clearlake of approximately $1.18, that management of the Company had informed it that the Company’s results were in line with the 2013 operating plan, and based on the advice of legal counsel, the Special Committee decided that it was not necessary to obtain a bring down or new opinion.

Goodwin provided an update during this meeting to Competitor’s infringement allegations and the Company’s proposed response, which would be sent to Competitor’s counsel on June 10, 2013 to dispute Competitor’s claims. Goodwin also mentioned that a copy of this letter would be provided to Cooley and Benesch and that, when it sent the draft letter, it would offer again to discuss the matter further with Benesch in order to advance Varsity’s due diligence of the matter given Varsity’s significant concerns. The Board discussed that, notwithstanding the Company’s position to dispute Competitor’s allegations, parties conducting diligence on the issues might adjust a valuation of the Company downward to account for the risk associated with or cost of defending Competitor’s allegations.

In addition, on June 7, 2013, Benesch asked Harter Secrest minor questions in connection with its preparation of Varsity’s tender offer documents. On the same day, Harter Secrest provided Benesch the balance of Schedule 14D-9 for its review in connection with its preparation of Varsity’s tender offer documents.

Also on June 7, 2013, KPMG and Clearlake had a call with Mr. Mazzullo and an employee in the Company’s finance group to discuss the Company’s unfunded pension liabilities and other financial diligence matters.

On June 8, 2013, AGC Partners, Goodwin and Harter Secrest communicated with Clearlake and Cooley to set up a conference call the following day, at which point, Clearlake would inform the Company’s representatives as to general parameters of an anticipated proposal.

On June 9, 2013, AGC Partners, Goodwin and Harter Secrest had a telephone conversation with Clearlake and Cooley at which the Company’s representatives were presented with aspects of, and were able to ask questions about, a potential binding offer from Clearlake. After that call, AGC Partners, Goodwin and Harter Secrest had several conversations with members of the Special Committee to discuss aspects of an anticipated proposal from Clearlake. Clearlake indicated to the Company’s representatives that any binding proposal would include two components: (i) the Company would enter into a conditional merger agreement with Clearlake, that, with limited exceptions, would only become effective upon termination of the Varsity Merger Agreement and pursuant to which the Company could, consistent with the Varsity Merger Agreement’s provisions, solicit a superior proposal from Varsity, and that no termination fee would be owed to Clearlake in connection with any Superior Proposal (as defined in a potential merger agreement) made by Varsity; and (ii) Clearlake would not pay any termination fee owed to Varsity in connection with a termination of the Varsity Merger Agreement. Clearlake stated that its willingness to provide a proposed price similar to its prior non-binding indication of interest of $1.18 per share was conditioned on a structure including the two conditions noted above, as well as on entering into a merger agreement as described above no later than June 11 or 12, 2013. Clearlake also stated that if an agreement could not be executed by June 12, 2013, that it might make a proposal at the end of the Go-Shop Process, but, if it did, that such proposal would not be at the same price level and potentially would be significantly lower. On the afternoon of June 9, 2013, Cooley sent Harter Secrest and Goodwin a draft of a proposed merger agreement that reflected Clearlake’s position noted above and the same considerations reflected in the initial draft it had provided with its expression of interest on May 21, 2013 (the “Clearlake Proposed Merger Agreement”).

Late in the evening on June 9, 2013, the Special Committee held a telephonic meeting, at which Goodwin, Harter Secrest and AGC Partners were present, to update the Special Committee on Clearlake’s description of its likely proposal and to discuss these aspects of Clearlake’s expected proposal, including a description of how Clearlake’s potential proposal would change terms of the Varsity Merger Agreement. Later in the day on June 09, 2013, AGC Partners contacted Clearlake to understand its likely proposed purchase price during which call Clearlake confirmed that $1.18 per Share would be its proposed price assuming the Company accepted the terms proposed on June 11, 2013 and, if not and assuming it was still interested in making an offer at the end of the Go-Shop Process, the revised offer would be substantially less than $1.18 per Share. Also on June 09, 2013, Clearlake communicated its concern to AGC Partners that certain key customer contacts contained change-of-control provisions and requested that certain steps be taken to begin the process of obtaining favorable consents.

Late in the day on June 10, 2013, ACG Partners contacted Clearlake to discuss Clearlake’s proposal during which call Clearlake confirmed that $1.18 per Share would be its proposed price assuming Veramark accepted Clearlake’s proposed terms on June 11, 2013 and, if not and assuming Clearlake was still interested in making an offer at the end of the Go-Shop Period, the revised offer would be substantially less than $1.18 per Share. Also on June 10, 2013, Clearlake communicated its concern to AGC Partners that certain key customer contacts contained change-of-control provisions and discussed the steps required to obtain consent to the acquisition of the Company by Parent from such key customers.

On June 10, 2013, Harter Secrest provided feedback to Cooley on certain legal aspects reflected in the proposal communicated on the June 9, 2013 calls and the Clearlake Proposed Merger Agreement provided on the same day.

On June 11, 2013, Clearlake provided the Company with a written proposal pursuant to which Parent would acquire all of the Shares, the substance of which was included in the Clearlake Proposed Merger Agreement that was marked to show changes against the Varsity Merger Agreement. The Clearlake Proposed Merger Agreement contained all of the same terms as the Varsity Merger Agreement, including a “fiduciary out” provision that allowed the Board, consistent with its fiduciary duties, to consider any Superior Proposals in accordance with the agreement, and also contained the following significant differences, among other immaterial changes: (a) the per Share case price was increased to $1.18 (a 20.4% increase to Varsity’s $0.98 per share price); (b) reasonably customary non-solicitation provisions that would become effective upon the end of the Go-Shop Process (June 14, 2013) but which did not exclude offers solicited during the Go-Shop Process; (c) a $600,000 termination fee if anyone (other than Varsity) provided a Superior Proposal (where a Superior Proposal would not exist if such proposal was conditioned on financing or, if financing was required to consummate the proposed transaction, the financing was not committed or reasonably capable of being obtained); (d) no termination fee in connection with a Superior Proposal by Varsity made prior to the end of the Go-Shop Process (June 14, 2013); (e) an express exclusion from material adverse effect any matters related to the Competitor’s patent infringement claims; and (f) a more favorable closing condition for the Company to provide certainty to closing, and the addition of other closing conditions concerning governmental actions, a law making the transaction illegal and other significant matters. In addition, Clearlake indicated to the Company that it had sufficient cash on hand to finance the transaction without the need to raise equity or obtain indebtedness.

On June 11, 2013, the Special Committee and Mr. Gould, another independent director, held a telephonic meeting, at which meeting AGC Partners, Harter Secrest and Goodwin were also present. Harter Secrest summarized the material differences between the Clearlake Proposed Merger Agreement and the Varsity Merger Agreement. Harter Secrest and Goodwin then advised the Special Committee of their fiduciary duties in connection with any acceptance of the Clearlake Proposed Merger Agreement and termination of the Varsity Merger Agreement, including fiduciary considerations of the Board. The Special Committee then engaged in a discussion of the Varsity proposal, the financial and legal advice it had received in connection with that proposal and the various considerations relevant to proceeding with this transaction, including, among others, (a) those discussed during the April 26, 2013 Board meeting, (b) that the Clearlake proposal was $1.18 per Share (20.4% higher than Varsity’s offer) and represented an over 55% premium to the closing price for Shares on April 30, 2013, (c) that Clearlake had assets under management in excess of $1 Billion backing the transaction and would not require any debt financing, unlike Varsity which required debt financing in connection with its offer, (d) that Clearlake was willing to accept the risk of the Competitor’s claims by not subjecting closing to that issue, (e) that Varsity’s significant concerns over the Competitor’s claims caused it to believe that the closing of a transaction was in jeopardy, which, along with related cost concerns, had caused Varsity to perform only limited due diligence of the issue and, the Company suspected, slow down or stop work on other aspects of the transaction, (f) that AGC Partners confirmed that all contacted parties had declined the opportunity to engage in further discussions with the Company and that no other parties had expressed interest, and (g) that the Go-Shop Process only had three days remaining until it expired, during which period the Company could still accept a higher offer from Varsity or a third-party. After that discussion, the Special Committee unanimously approved and recommended that the offer reflected in the Clearlake Proposed Merger Agreement was a superior proposal to that reflected in the Varsity Merger Agreement, the Varsity Merger Agreement should be terminated, and the Clearlake Proposed Merger Agreement and the transactions contemplated thereby should be accepted.

Later in the afternoon on June 11, 2013, the entire Board held a telephonic meeting, at which Mr. Lundy, AGC Partners, Harter Secrest and Goodwin were also present. Mr. Mazzullo asked Mr. Dubnik, on behalf of the Special Committee, to advise the Board about its deliberations and decisions. Prior to discussing the recommendations of the Special Committee, Mr. Dubnik asked AGC Partners to provide a summary of the Go-Shop Process that had culminated in the Clearlake Proposed Merger Agreement. AGC Partners noted that nothing had changed since its June 7, 2013 status update, which was that of the 28 parties contacted, 26 of the parties had expressly declined, one (the Competitor) was excluded shortly after it sent its letter, and only Clearlake was still interested as reflected by its proposal earlier that afternoon. Harter Secrest then provided a summary of the material differences between the Clearlake Proposed Merger Agreement and the Varsity Merger Agreement as summarized above. Goodwin and Harter Secrest then discussed and advised the Board about various legal considerations, including fiduciary considerations, related to the Clearlake proposal and a determination of whether it reflected a superior proposal, a termination of the Varsity Merger Agreement and the execution of the Clearlake Proposed Merger Agreement. Mr. Dubnik then advised the Board that the Special Committee, among other matters, had determined unanimously that the Clearlake proposal was superior to the transaction reflected in the Varsity Merger Agreement and had unanimously approved the termination of the Varsity Merger Agreement and the execution of the Clearlake Proposed Merger Agreement and the consummation of transactions contemplated thereby and related matters and that the Special Committee recommended, among other things, that the Board approve such actions. Based on the recommendation of the Special Committee and various considerations, including the ones considered by the Special Committee that the Board discussed, the Board, among other things, determined unanimously that the Clearlake proposal was superior to the transaction reflected in the Varsity Merger Agreement and unanimously approved the termination of the Varsity Merger Agreement and the execution of the Clearlake Proposed Merger Agreement and the consummation of transactions contemplated thereby and related matters.

After the Board meeting on June 11, 2013, Harter Secrest provided feedback to Cooley to allow for the transaction documents to be finalized for execution. In addition, the Company provided Varsity a termination notice under the Varsity Merger Agreement, which termination was to be effective at the end of the business day on June 14, 2013. At the same time, the Company, Parent and Merger Sub exchanged signature pages and entered into the Merger Agreement.

On June 11, 2013, after the termination notice had been sent, Mr. Mazzullo attempted to contact Varsity to discuss the termination notice and to inform Varsity that the Company was willing to consider an additional offer from Varsity even though, under the Varsity Merger Agreement, it was not obligated to do so given that the offer reflected in the Merger Agreement was 20% greater than the $0.98 per Share price in the Varsity Merger Agreement. Mr. Mazzullo was unable to reach a Varsity principal and, instead, left a voicemail. Also on June 11, 2013, AGC Partners contacted MWS to deliver a similar message. On June 12, 2013, Harter Secrest attempted to contact Benesch to deliver a similar message and, because it was unsuccessful in doing so, left a message. During a June 13, 2103 telephone discussion, Benesch informed Harter Secrest that Varsity would not be making a further proposal and, instead, that the Varsity Merger Agreement would terminate as indicated in the Company’s notice and that the parties should coordinate the payment to Varsity of the $500,000 termination fee and the $300,000 reverse termination fee being held in escrow. On June 14, 2013, Harter Secrest sent Benesch a letter, on behalf of the Company, confirming the termination of the Varsity Merger Agreement at the end of the business day on June 14, 2013 and requesting information from Varsity to affect a payment of the $500,000 termination fee and a release of the $300,000 being held in escrow. No other parties contacted AGC Partners or the Company expressing interest in a transaction between June 11, 2013 and the end of the day on June 14, 2013.

Reasons for the Recommendation of the Special Committee.

The Special Committee of the Board, after due deliberation and consideration and upon consultation with its financial and legal advisors, unanimously adopted resolutions at a meeting held on June 11, 2013: (i) determining that the Merger Agreement was superior to the Varsity Merger Agreement and, therefore, that the Varsity Merger Agreement should be terminated and that the $500,000 termination fee should be paid to Varsity at the required time; (ii) approving the Merger Agreement, the Offer, the Merger and the other Transactions, (iii) determining that the terms of the Offer, the Merger and the other Transactions are advisable, substantively and procedurally fair to and in the best interests of the holders of Shares, (iv) recommending that the Company’s Board of Directors adopt resolutions (A) recommending that the Company’s Board of Directors adopt resolutions (A) approving, and ratifying the Special Committee’s approval of, the termination of the Varsity Merger

Agreement, (B) approving, and ratifying the Special Committee’s approval of, the Merger Agreement, the Offer, the Merger and the Transactions contemplated by the Merger Agreement, (C) determining that the terms of the Offer, the Merger and the Transactions, are advisable, substantively and procedurally fair to and in the best interest of the holders of Shares, (D) recommending that the holders of Shares accept the Offer and tender their shares pursuant to the Offer and (E) recommending that the holders of Shares adopt the Merger Agreement if required by applicable law (collectively, the “Special Committee Recommendation”).

Following the meeting of the Special Committee, at a meeting of the Board held on June 11, 2013, the Board, upon consultation with its financial and legal advisors and the unanimous recommendation of the Special Committee, unanimously adopted resolutions: (i) determining that the Merger Agreement was superior to the Varsity Merger Agreement and, therefore, that the Varsity Merger Agreement should be terminated and that the $500,000 termination fee should be paid to Varsity at the required time; (ii) approving, and ratifying the Special Committee’s approval of, the termination of the Varsity Merger Agreement, (iii) approving, and ratifying the Special Committee’s approval of, the Merger Agreement, the Offer, the Merger and the Transactions contemplated by the Merger Agreement; (iv) determining that the terms of the Offer, the Merger and Transactions are advisable, substantively and procedurally fair to and in the best interest of the holders of Shares; (v) recommending that the holders of Shares accept the Offer and tender their shares pursuant to the Offer; and (vi) recommending that the holders of Shares adopt the Merger Agreement if required by applicable law.

The Special Committee and the Board considered, among others, the following factors in reaching their conclusion to approve terminating the Varsity Merger Agreement and to approve the Clearlake Merger Agreement and the transactions contemplated thereby, all of which they viewed as generally supporting their decisions to approve the transaction (which are not listed in any relative order or importance):

•

the fact that under the direction of the Special Committee, the Company and AGC Partners had actively solicited 28 possible interested parties during the 45-day go-shop period provided for in the Varsity Merger Agreement;

•

the fact that during the 45-day go-shop period, 3 parties executed confidentiality agreements and received limited diligence information on the Company, and the fact that only one of those parties provided a preliminary indication of interest, received extensive diligence information and participated in diligence meetings with the Company’s management;

•

the fact that Clearlake was the only party to engage in significant due diligence and to submit an acquisition proposal prior to the end of the 45-day go-shop period, and the fact that no other competing bidder surfaced and all other solicited parties had declined prior to the Special Committee’s recommendation to accept the Clearlake Proposed Merger Agreement;

•	the fact that Clearlake’s cash price of $1.18 per Share was considerably higher (20.4%) than the Varsity cash merger price of $0.98 per Share;

•

the fact that the Clearlake cash merger price of $1.18 per share represented a premium of approximately 55% to the closing share price of the Common Stock on April 30, 2013 and a 66% premium over the 90-day average of the Company’s shares prior to April 30, 2013;

•

the fact that Clearlake made its offer with full knowledge of the threatened patent claim of the Competitor, which matter was excluded from any determination of Target Material Adverse Effect (as defined in the Merger Agreement);

•

Varsity’s significant concerns over the Competitor’s claims and Varsity’s stated views that the closing of a transaction was in jeopardy as a result of those Claims, which view was further supported by Varsity’s limited due diligence of the issue and expressed reluctance to spend additional time and money;

•

the financial and other terms and conditions of the Merger Agreement, including the fact that Clearlake has significant available cash resources, that the Merger was not subject to a financing condition, and the fact that Clearlake was able to fully fund the transaction without any debt;

•	the fact that Varsity required debt financing in connection with its transaction;

•	the belief that the go-shop process was designed to maximize value for the stockholders of the Company and, in fact, led to a superior offer;

•	the fact that AGC Partners had confirmed that all contacted parties had declined the opportunity to engage in further discussions with the Company and that no other parties had expressed interest;

•

the fact that, notwithstanding completion of the 45-day go-shop period under the Varsity Merger Agreement, the Merger Agreement provides that, under certain circumstances and subject to certain conditions (including payment of a $600,000 termination fee), the Company can furnish information to and conduct negotiations with a third party, terminate the merger agreement, and enter into an agreement relating to a Superior Proposal (as such term is defined in the Merger Agreement) with a third party;

•	the fact that Varsity could provide a competing offer and, if deemed superior, could be accepted by the Company without the payment of any termination fee to Clearlake;

•

the belief that the $600,000 termination fee (representing approximately 4.2% of the total fully diluted equity value of the proposed transaction) payable by the Company to Clearlake under the circumstances was reasonable; and

•

the fact that the merger consideration is all cash, so that the transaction allows the Company’s stockholders to immediately realize a fair value, in cash, for their investment and provides such stockholders certainty of value for their shares.

In addition to the factors set forth above, the Special Committee and the Board considered the following factors, among others, in initially reaching their conclusion to approve the Varsity Merger Agreement and the transactions contemplated thereby. Such factors (all of which they viewed as generally supporting their decisions to approve the transaction and which are not listed in any relative order or importance) were equally relevant to the Special Committee’s and Board’s subsequent decision to recommend a sale of the Company pursuant to the Clearlake Merger Agreement:

•	the financial and legal advice they had received;

•	in the case of the Board, that the process had been actively managed by an independent Special Committee;

•	the current and historical market price of shares of the Company’s stock;

•	that the purchase price was in cash which provided liquidity to stockholders;

•	the belief of the Special Committee, along with AGC Partners, that they had negotiated the highest price per share that a buyer was presently willing to pay for the Company at that time;

•

the belief that the Company would have difficulty achieving a sustainable trading price for its thinly traded shares in excess of the per share consideration within the foreseeable future given the Company’s projected near-term financial performance and its long-term business plan and prospects if it were to remain a public company as currently configured;

•

the belief that the sale of the Company for the stated consideration was a better alternative to remaining a public company and pursuing the Company’s strategic business plan which could be difficult or slow to execute to achieve superior returns for stockholders given the limited financial resources of the Company; and

•

the opinion of American Appraisal regarding the fairness of the consideration, from a financial point of view, that would have been received by the holders of Shares in connection with the proposed merger with Varsity.

The Board and the Special Committee also considered potential risks and other negative factors in proceeding with the transaction with Clearlake, including the following:

•	the inability of the Company’s shareholders to realize the potential long-term value of a successful execution of the Company’s current strategy if it ceased to be a publicly-held company;

•

the $600,000 termination fee payable to Clearlake upon the occurrence of certain events, including the potential of such termination fee to deter other potential acquirers from proposing an alternative transaction that may be more advantageous to the Company’s stockholders; and

•

various potential negative impacts to the Company’s business, especially if the transaction failed to close, including a diversion of management’s attention from other strategic priorities to focus on matters relevant to the transaction, a negative reaction by customers, suppliers, employees or other constituencies after the announcement of a transaction, and the obligation to generally conduct its business in the ordinary course subject to restrictions contained in the Merger Agreement.

The foregoing discussion of the Special Committee and the Board’s reasons for its recommendation to terminate the Varsity Merger Agreement and to adopt and approve the Proposed Clearlake Merger Agreement is not meant to be exhaustive, but addresses the material information and factors considered by them in their consideration of its recommendation. In view of the wide variety of factors considered by the Company in connection with the evaluation of the Merger and the complexity of these matters, the Company’s Board did not find it practicable to, and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. Rather, the Company’s Board made its determinations and recommendations based on the totality of the information presented to it, and the judgments of individual members of the Company’s Board may have been influenced to a greater or lesser degree by different factors. In arriving at their respective recommendations, the members of the Company’s Board were aware of the interests of executive officers and directors of the Company as described under “The Merger—Agreements with the Company’s Current Executive Officers and Directors.”

Opinion of American Appraisal Associates, Inc.

The Special Committee retained American Appraisal to evaluate the fairness of the consideration, from a financial point of view, to be received by the holders of Shares in connection with the proposed merger with Varsity. American Appraisal has received a fee of $110,000 in connection with its opinion, and Veramark has agreed to reimburse American Appraisal for its out-of-pocket expenses, including fees and disbursements of its counsel, incurred in connection with its engagement. American Appraisal has not otherwise received compensation during the last two years for providing services to Veramark, Varsity or any of their affiliates. The Special Committee did not request, and American Appraisal did not render, an opinion with regard to the Merger.

American Appraisal is a global valuation consulting firm providing financial and property valuation services, including fairness and solvency opinion services, to private and public entities in connection with transactions and other business needs. American Appraisal was retained by the Special Committee solely as a valuation consultant for the purpose of providing its opinion in connection with the proposed merger with Varsity, and did not otherwise advise Veramark, the Board or the Special Committee. American Appraisal is not a broker-dealer and does not provide broker-dealer services. No portion of American Appraisal’s fee was contingent on the proposed merger with Varsity closing or on any other particular outcome or event.

The consideration proposed to be paid to the holders of Shares in the proposed merger with Varsity was determined through negotiations between Varsity, the Special Committee and the Board and was approved by the Board upon recommendation by the Special Committee. American Appraisal did not recommend any specific consideration to the Special Committee or the Board or indicate that any given consideration constituted the only appropriate consideration for the proposed merger with Varsity. In addition, the American Appraisal opinion was one of many factors taken into consideration by the Special Committee and the Board in evaluating the proposed merger with Varsity. Consequently, the American Appraisal analyses described below should not be viewed as determinative of the respective opinions of the Special Committee or the Board with respect to the proposed merger with Varsity.

The full text of American Appraisal’s opinion describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by American Appraisal. The opinion is attached as Annex B to this Schedule 14D-9 and is incorporated herein in its entirety by reference. Holders of Shares are encouraged to read the full opinion carefully. American Appraisal’s opinion was provided for the benefit of the Special Committee in connection with, and for the purpose of, its evaluation of the proposed merger consideration in the proposed merger with Varsity, from a financial point of view, and did not address any other aspect of the proposed merger with Varsity. The opinion did not address the relative merits of the proposed merger with Varsity as compared to the Merger or any other business strategies or transactions that might be available with respect to Veramark or the Veramark’s underlying business decision to effect the Merger. The opinion did not constitute advice or a recommendation to the Board, the Special Committee or any stockholder as to how to vote or act with respect to the Merger or whether to tender their shares. The following summary of American Appraisal’s opinion is qualified in its entirety by reference to the full text of American Appraisal’s opinion.

In connection with its engagement, American Appraisal performed the analyses and reviews that it deemed necessary and appropriate under the circumstances, including but not limited to the following:

•	reviewed Veramark’s annual report to its stockholders filed with the SEC on Form 10-K for the years ended December 31, 2012 and December 31, 2011;

•	reviewed Veramark’s interim financial statements for the period ended March 31, 2013, which the management of Veramark had identified as being the then most current financial statements available;

•

held discussions with certain members of the management of Veramark regarding the operations, financial condition, future prospects and projected operations and performance of Veramark and certain matters regarding the Merger;

•	reviewed the April 23, 2013 Draft Varsity Merger Agreement;

•	reviewed financial forecasts and projections with respect to Veramark prepared by the management of Veramark for the fiscal years ending December 31, 2013 through 2016;

•

reviewed certain other publicly available data for certain companies American Appraisal deemed relevant and publicly available financial terms of certain transactions involving companies American Appraisal deemed relevant and the consideration received for such companies;

•	reviewed selected economic, financial, and market information relating to the businesses of other companies whose operations American Appraisal considered relevant in evaluating Veramark;

•	reviewed the historical market prices and trading volumes for the Company’s publicly traded securities and those of certain publicly traded companies American Appraisal deemed relevant; and

•	conducted such other financial studies, analyses and inquiries as American Appraisal deemed appropriate.

In connection with the analysis underlying its opinion, American Appraisal relied upon and assumed, without independent verification or investigation, the accuracy and completeness of all of the financial forecasts and other information and selected data with respect to Veramark made available or furnished to or otherwise reviewed by or discussed with American Appraisal by management of Veramark for purposes of its opinion. American Appraisal did not independently verify or investigate any of the assumptions, estimates, or judgments referred to in such financial forecasts, information, data and material and it is not responsible for any errors or inaccuracies in such forecasts, information, data and material. Further, American Appraisal relied upon and assumed, without independent verification, that there had been no material change in the assets, liabilities, financial condition, results of operations, business or prospects of Veramark, since the date of the most recent financial statements and forecasts made available to it and that there were no information or facts that would make any of the information reviewed by American Appraisal incomplete or misleading.

With respect to financial analyses and forecasts regarding Veramark provided to or otherwise reviewed by or discussed with American Appraisal, American Appraisal was advised by the management of Veramark and it assumed for the purposes of its opinion that such analyses and forecasts had been prepared in good faith based on assumptions reflecting the best currently available estimates and judgments of the management of Veramark as to the expected future results of operations and financial conditions of Veramark to which such analyses or forecasts relate. American Appraisal gave no assurances, however, that such financial analyses and forecasts could be realized or that actual results would not vary materially from those projected.

In connection with all forecasts, information, data and material provided to American Appraisal by the management of Veramark, American Appraisal was advised by the management of Veramark, and it assumed for the purposes of its opinion that Veramark management did not omit or fail to provide, or cause to be omitted or undisclosed to American Appraisal any analyses, data, material or other information necessary in order to make any financial data, material or other information provided to American Appraisal by the management of Veramark not misleading in light of the circumstances under which such forecasts, information, data or material were provided.

American Appraisal relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the proposed merger with Varsity and all other related documents and instruments that are referred to in the Draft Varsity Merger Agreement and any separate documents or representations provided to American Appraisal were true and correct, (b) each party to the Draft Varsity Merger Agreement would fully and timely perform all of the covenants and agreements required to be performed by that party, (c) all conditions to the consummation of the proposed merger with Varsity would be satisfied without waiver thereof, and (d) the proposed merger with Varsity would be consummated in a timely manner in accordance with the terms described in the Draft Varsity Merger Agreement and other documents provided to American Appraisal, without any amendments or modifications thereto or any adjustment to the aggregate consideration (through offset, reduction, indemnity claims, post-closing purchase price adjustments or otherwise) or any other financial term of the proposed merger with Varsity. American Appraisal also assumed with our consent, that the proposed merger with Varsity would be treated as a tax-free transaction for federal income tax purposes. American Appraisal also relied upon and assumed, without independent verification, that (i) the proposed merger with Varsity would be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the proposed merger with Varsity would be obtained and that no delay, limitations, restrictions or conditions would be imposed or amendments, modifications or waivers made. In addition, American Appraisal relied upon and assumed, without independent verification, that the final forms of the draft documents identified above would not differ in any material respect from such draft documents.

American Appraisal did not conduct or been provided with an independent valuation or appraisal of the assets or liabilities of Veramark. In connection with its engagement, American Appraisal was not requested to, and did not, solicit third party indications of interest in the possible acquisition of all or a part of Veramark, nor did it negotiate the terms of the proposed merger with Varsity, and therefore, it assumed that such terms are the most beneficial, from Veramark’s perspective, that could, under the circumstances, be negotiated among the parties to the proposed merger with Varsity. American Appraisal expressed no opinion as to what the value of Veramark’s common stock actually would trade at any future time if the proposed merger with Varsity was not consummated.

The analysis American Appraisal undertook in connection with rendering its opinion involved the exercise of judgment on the part of American Appraisal, as to which differences of opinion may exist. American

Appraisal’s opinion was necessarily based on market, economic and other conditions and circumstances existing and made known to it on, and the forecasts, information and data made available to it as of, the date of its opinion. Veramark did not request that American Appraisal update, revise or reaffirm its opinion and American Appraisal has not undertaken to do so.

The American Appraisal opinion was provided for the information of the Special Committee (solely in its capacity as such) in connection with and for the purposes of its evaluation of the proposed merger with Varsity and was not intended to, and did not, confer any rights or remedies upon any other person, and was not intended to be used, and may not be used, for any other purpose, without American Appraisal’s express, prior written consent. The American Appraisal opinion did not create, and should not be construed as having created, any fiduciary duty on American Appraisal’s part to any party. The American Appraisal opinion was not intended to be, and did not constitute, a recommendation to any security holder or any other person as to how such person should act or vote or tender their shares with respect to the proposed merger with Varsity. It was understood that the American Appraisal opinion was limited to the fairness, from a financial point of view, to the holders of the Shares (other than the excluded holders) and American Appraisal expressed no opinion as to the underlying decision by the Special Committee, the Board and management of Veramark to engage in the proposed merger with Varsity. The American Appraisal opinion was intended only to supplement, not substitute for other due diligence required in connection with the proposed merger with Varsity.

It was understood that the American Appraisal opinion was limited to the matters set forth therein as of the date thereof, and no opinion may be inferred or implied beyond the matters expressly contained therein or beyond the date thereof (forward-looking statements notwithstanding). The American Appraisal opinion and the reviews, analyses, studies and consultations performed in connection therewith were (i) limited to matters within the scope of American Appraisal’s engagement as set forth in its engagement agreement with Veramark, and (ii) subject to the covenants, representations and warranties, assumptions, limitations, and indemnifications described in that agreement. The American Appraisal opinion was approved by an internal fairness opinion committee established pursuant to certain written procedures maintained by American Appraisal designed to promote a balanced review process.

American Appraisal was not requested to opine as to, and the American Appraisal opinion did not address: (i) the underlying business decision of the Special Committee, the Board, Veramark, its security holders or any other party to proceed with or effect the proposed merger with Varsity or the Merger, (ii) the fairness of any portion or aspect of the proposed merger with Varsity not expressly addressed in the American Appraisal opinion, or (iii) the relative merits of the proposed merger with Varsity as compared to the Merger or any other alternative business strategies that might have existed for Veramark or any other party or the effect of any other transaction in which Veramark or any other party might engage. Furthermore, no opinion, counsel or interpretation was intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It was assumed that such opinions, counsel or interpretations had been or would be obtained from the appropriate professional sources. American Appraisal relied, with our consent, on the assessment by the Special Committee, Veramark and their respective advisors, as to all legal, regulatory, accounting, insurance and tax matters with respect to Veramark and the proposed merger with Varsity. The American Appraisal opinion did not express any opinion regarding the fairness of the amount or nature of the compensation to Veramark’s officers, directors or employees, or class of such persons, relative to the consideration to the public stockholders of Veramark or otherwise.

In connection with rendering its opinion to the Special Committee, American Appraisal performed a variety of financial and comparative analyses which are summarized below. The following summary is not a complete description of all analyses performed and factors considered by American Appraisal in connection with its opinion. The preparation of a financial opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. American Appraisal believes that its analyses and the summary below must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying American Appraisal’s analyses and opinion. American Appraisal did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion, but rather arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole.

The following is a brief summary of the material financial analyses performed by American Appraisal and reviewed with the Special Committee on April 29, 2013 in connection with American Appraisal’s opinion relating to the proposed merger with Varsity. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of American Appraisal’s financial analyses.

Discounted Cash Flow Method

American Appraisal performed a discounted cash flow analysis of Veramark using financial forecasts and estimates for fiscal years ending December 31, 2013 through December 31, 2016 prepared by Veramark’s management, which were extended to December 31, 2020 based on discussions with Veramark management. In performing its discounted cash flow analysis, American Appraisal used the financial projections provided to it by the Company. In doing its discounted cash flow analysis, after discussion with and approval by management of the Company, American Appraisal excluded items such as certain other income and expenses. American Appraisal calculated a range of implied present values of the standalone unlevered, after-tax free cash flows that Veramark was forecasted to generate. The pre-discounted cash flows are as follows:

($000s)
For the Estimated Fiscal Years Ending December 31,	2013	2014	2015	2016	2017	2018	2019	2020	Normalized

Invested Capital Cash Flow	545	740	1,098	1,505	1,709	1,815	1,901	1,963	1,993

American Appraisal calculated a range of values for Veramark by using a discount rate range of 13% to 15%. This range of discount rates was selected based on the weighted average cost of capital for the companies used in the Guideline Publicly-Traded Company Method described below. Deficient working capital, cash balances, and a reduction for deferred revenue were subtracted, and the cash value of Keyman insurance policies at that time and tax loss carry forwards were added. This discounted cash flow method resulted in a range of implied enterprise values of Veramark of approximately $12.5 million to approximately $15.2 million.

Guideline Publicly-Traded Company Method

American Appraisal calculated multiples of invested capital value based on certain financial data for Veramark and the following public companies that American Appraisal selected based on their operations, size, operating performance, debt structure and financial condition:

•	Bottomline Technologies Inc.

•	Cass Information Systems, Inc.

•	Econocom Group SA

•	Insperity, Inc.

•	MER Telemanagement Solutions Ltd

•	Mind C.T.I. Ltd

•	Stratatel Ltd

•	Tangoe, Inc.

•	Unisys Corporation

•	WidePoint Corporation

American Appraisal calculated each selected company’s invested capital value as a multiple of its net operating revenue for fiscal year 2012 and estimates of net operating revenue for fiscal year 2013. Forecasted net operating revenue for the selected guideline companies was based on consensus analyst estimates provided by Bloomberg. Based on consideration of the comparative size, riskiness, growth expectations, and profitability of Veramark relative to the selected guideline companies, the range of selected net operating revenue multiples was concluded to be 1.0x to 1.2x for the fiscal year 2012 and 0.8x to 1.2x for forecast fiscal year 2013. The guideline publicly traded company method resulted in a range of implied enterprise values for Veramark of approximately $13.5 million to approximately $18.4 million.

Guideline Transaction Method

The following transactions were selected by American Appraisal based on the operations, size, operating performance, and timing of the target companies in these transactions. American Appraisal calculated multiples of invested capital value based on the estimated purchase prices paid in the following selected guideline transactions.

Target Company	Acquiring Company	Announcement Date
Softchoice Corporation	Birch Hill Equity Partners Management	4/22/2013
VanceInfo Technologies Inc	Pactera Technology International Ltd	8/10/2012
Tactem SAS	Econocom Telecom Services SAS	5/30/2012
Avalon Global Solutions, Inc.	WidePoint Corporation	1/4/2012
ProfitLine, Inc.	Tangoe, Inc.	12/19/2011
Mamut ASA	Visma AS	6/8/2011
Infor (US), Inc.	Golden Gate Capital Corp	4/26/2011
Telwares, Inc.	Tangoe, Inc.	3/18/2011
Works Applications Co., Ltd.	Polaris Capital Group Co Ltd	1/31/2011
Trintech Group PLC	Spectrum Equity Investors LP	10/15/2010
Intec Telecom Systems Ltd	CSG Systems International Inc	9/24/2010
MYOB Limited	HarbourVest Partners LLC/Archer Capital	10/30/2008

Based on consideration of the comparative size, riskiness, growth expectations, and profitability of Veramark relative to the selected transaction companies, the range of selected net operating revenue multiples was concluded to be 0.95x to 1.31x for fiscal year 2012. The guideline transaction method resulted in a range of implied enterprise values for Veramark of approximately $13.8 million to approximately $19.2 million.

Based on the aforementioned analyses, American Appraisal derived an implied range of enterprise values for Veramark of approximately $13.3 million to approximately $17.6 million. Subtracting debt, capitalized lease obligations and underfunded pension obligations of Veramark implied a range of equity values for Veramark of approximately $10.6 million to approximately $14.9 million. These analyses assumed 12,166,989 Shares on a fully diluted basis.

Miscellaneous

In performing its analyses, American Appraisal relied on numerous assumptions made by the management of Veramark and made numerous judgments of its own with regard to current and future industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Veramark. Actual values will depend upon several factors, including changes in interest rates, dividend rates, market conditions, general economic conditions and other factors that generally influence the price of securities. The results of the analyses performed by American Appraisal are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as a part of American Appraisal’s analysis of the fairness, from a financial point of view, to the holders (other than the excluded holders) of Shares of the merger consideration proposed to be received by those holders in connection with the proposed merger with Varsity and were provided to the Special Committee in connection with the delivery of the American Appraisal opinion. The analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities might actually be sold, which may be higher or lower than the merger consideration that was proposed to be received by such holders in the proposed merger with Varsity and which are inherently subject to uncertainty. Because such analyses are inherently subject to uncertainty, none of Veramark, American Appraisal or any other person assumes responsibility for their accuracy.

With regard to the selected public company analysis and the precedent transactions analysis summarized above, American Appraisal selected such public companies on the basis of various factors for reference purposes only; however, no public company or transaction utilized as a comparison is identical to Veramark or the merger. Accordingly, an analysis of the foregoing was not mathematical; rather, it involved complex considerations and judgments concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the acquisition or public trading values of the selected companies and transactions to which Veramark and the proposed merger with Varsity were being compared.

As part of its valuation activities, American Appraisal is regularly engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, restructurings and valuations for corporate or other purposes. The Special Committee selected American Appraisal to deliver an opinion with respect to the fairness, from a financial point of view, to the holders (other than the excluded holders) of Shares of the merger consideration that was proposed to be paid to such holders in connection with the proposed merger with Varsity on the basis of such experience. American Appraisal was not asked to, nor did American Appraisal, deliver an opinion with respect to the Merger.

Intent to Tender.

In order to induce Parent and Merger Sub to enter into the Merger Agreement, each director and certain executive officers of the Company entered into a Tender and Voting Agreement with Parent and Merger Sub in connection with the execution and delivery of the Merger Agreement. Shares held by these directors and officers that are eligible to be tendered into the Offer represent, in the aggregate, 464,405 Shares (approximately 4.3% of Shares outstanding on the date of the Merger Agreement). Pursuant to the Tender and Voting Agreements, the Stockholders have agreed, among other things, to: (i) tender their Shares in the Offer; (ii) vote their Shares in favor of the Merger, and (iii) vote their Shares against any alternative acquisition proposal, all on the terms and subject to the conditions set forth in the Tender and Voting Agreements. The Tender and Voting Agreements will each terminate if the Merger Agreement is also terminated, and each provide an exclusion for actions taken in each persons’ exercise of his fiduciary obligations. The Company is not party to the Tender and Voting Agreements. The foregoing description of the Tender and Voting Agreement does not purport to be complete, and is qualified in its entirety by reference to the Tender and Voting Agreement, which is filed as Exhibit to this Schedule 14D-9 and is hereby incorporated herein by reference.

To the knowledge of the Company after reasonable inquiry, each executive officer, director, affiliate and subsidiary of the Company (other than Parent and its principals) who owns Shares currently intends to tender in the Offer all the Shares held of record or beneficially owned by such person, other than (a) Shares underlying stock-based awards, if any, and (b) Shares, if any, that if tendered would cause them to incur liability under the short-swing profits provisions of the Exchange Act.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used

The Company has retained AGC Partners to act as the Company’s financial advisor with respect to the Company’s review of certain strategic and financial alternatives. As part of this engagement, AGC Partners performed services related to the Merger, the Offer and the other Transactions. Pursuant to the terms of AGC Partners’ engagement letter, the Company has agreed to pay AGC Partners for its financial advisory services to the Company: (i) a retainer fee of $100,000, which was payable upon AGC Partners’ engagement; (ii) a cash transaction fee of 5.00% of the aggregate consideration in connection with an acquisition transaction, subject to a minimum base fee of $400,000 per each acquisition transaction; (iii) a cash transaction fee of 3.50% of the aggregate consideration in connection with a strategic transaction, subject to a minimum base fee of $600,000; (iv) a cash fee equal to 5.50% of the gross proceeds received by the Company in a financing transaction from persons who were not existing shareholders of the Company on November 2, 2012; (v) a cash fee equal to $175,000 due and payable if and when AGC Partners delivers a fairness opinion to the Board; and (vi) a cash fee equal to 50% of the aggregate of any break-up fees the Company receives in connection with a transaction.

The Company has paid American Appraisal a fee of $110,000 of which $37,500 was paid to American Appraisal as a non-refundable retainer when the Company engaged American Appraisal, $47,500 was paid upon completion of American Appraisal’s work in anticipation of the delivery of its opinion, regardless of whether such opinion was actually delivered to the Special Committee and whether the Merger closes, and $25,000 was paid when American Appraisal authorized the public disclosure of its opinion.

Item 6.	Interest in Securities of the Subject Company

Securities Transactions

No transactions with respect to the Shares have been effected by the Company or, to the Company’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates during the past 60 days, except with respect to option exercises under the Company’s pre-existing employee benefits plans as set forth below:

Name	Transaction Date	Number of Shares	Exercise Price/Share (in $)	Nature of Transaction
Ronald J. Lundy	5/14/13	25,000	$0.48	Shares acquired on option exercise

Charles A. Constantino	5/14/13	30,000	$0.48	Shares acquired on option exercise[1]

John E. Gould	5/14/13	30,000	$0.48	Shares acquired on option exercise

1	this transaction was executed in error and is in the process of being voided. The Company will file a Form 4 on or about June 17, 2013 to reflect this fact. The options that were the subject of this transaction have also expired. For that reason, no number of Shares or outstanding options listed in this Schedule 14D-9 (including those in “Item 1 -Subject Company Information: Securities”, “Item 3 -Arrangements with Parent and its Executive Officers, Directors and Affiliates” and “Item 4 - The Solicitation or Recommendation -Intent to Tender”) include these 30,000 Shares issued in error or the 30,000 expired options.

Item 7.	Purposes of the Transaction and Plans or Proposals

Except as set forth in this Schedule 14D-9 or the Offer to Purchase, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to: (i) a tender offer for or other acquisition of the Company’s securities by the Company, any of its subsidiaries, or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth in this Schedule 14D-9 or the Offer to Purchase, there are no transactions, resolutions of the Board or the Special Committee, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8.	Additional Information

Appraisal Rights.

No appraisal rights are available in connection with the Offer. If the Offer is successful and the Merger is consummated, stockholders of the Company who have not properly tendered their Shares in the Offer and have neither voted in favor of the Merger nor consented thereto in writing, and who otherwise comply with the applicable procedures under Section 262 of the DGCL, will be entitled to receive appraisal rights for the “fair value” of their Shares in accordance with Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should carefully review the provisions of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex C, particularly the procedural steps required to perfect such appraisal rights.

The obligations of the Company to notify stockholders of their appraisal rights depends on how the Merger is completed. If a meeting of the Company’s stockholders is held to approve the Merger, the Company will be required to send a notice to each stockholder of record not less than 20 days prior to the Merger that appraisal rights are available. Such notice will be accompanied by a copy of Section 262 of the DGCL. Within 10 days after the closing of the Merger, the Surviving Company will be required to send a notice that the Merger has become effective to each stockholder who delivered to the Company a demand for appraisal rights prior to the vote and who did not vote in favor of the Merger. Alternatively, if the Merger is completed as a short-form merger, the Surviving Company will be required to send a notice within 10 days after the date the Merger has become effective to each stockholder of record on the effective date of the Merger. The notice will inform stockholders of the effective date of the Merger and of the availability of, and procedure for demanding, appraisal rights, and will include a copy of Section 262 of the DGCL. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATION PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS COMPLETED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

STOCKHOLDER WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, which is attached hereto as Annex C and the Offer.

Pursuant to the Merger Agreement, any dilutive impact on the value of the Shares as a result of the issuance of the Top-Up Shares will not be taken into account in any determination of the fair value of any dissenting stockholder’s Shares pursuant to Section 262 of the DGCL.

Anti-Takeover Statute.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL. Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the business combination is approved by the company’s Board of Directors prior to such person becoming an interested stockholder. By resolutions duly adopted by the Board, the Company has authorized and approved the execution, delivery and effectiveness of the

Merger Agreement, the Offer, the Merger and the transactions contemplated by the Merger Agreement. Accordingly, Section 203 of the DGCL will not apply to Parent or Merger Sub with respect to or as a result of the Offer, the Merger or the transactions contemplated by the Merger Agreement.

The Company is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations. If any government official or third party should seek to apply any such state takeover law to the Offer or the Merger or other business combination between Merger Sub or any of its affiliated and the Company, each of Parent and the Company will take such action as then appears desirable to cause such state takeover law to be inapplicable, which action may include challenging the applicability or validity or such statute in appropriate court proceedings. In the event it is asserts that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Merger Sub might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Merger Sub might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Merger Sub may not be obligated to accept for payment or pay for any Shares tendered in the Offer.

Top-Up Option.

As part of the Merger Agreement, the Company has granted to Parent an irrevocable option (the “Top-Up Option”), exercisable from and after the date and time at which Parent first accepts payment for Shares tendered in the Offer (subject to a three business day notice period), to purchase up to that number of newly issued Shares (the “Top-Up Option Shares”) equal to the lesser of (i) the number of Shares that, when added to the number of Shares owned by Parent and Merger Sub at the time of exercise, constitutes one Share more than the number of Shares necessary for Parent to be merged into the Company through a “short-form merger” pursuant to Section 253 of the DGCL (after giving effect to the issuance of the Top-Up Option Shares) and (ii) the aggregate number of Shares that the Company is authorized to issue under its certificate of incorporation but that are not issued and outstanding (and are not subscribed for or otherwise committed to be issued or reserved for issuance) at the time of exercise of the Top-Up Option, in each case, for consideration per Top-Up Option Share equal to the Offer Price.

The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting Parent to effect such a “short-form” merger pursuant to Section 253 of the DGCL without the need for a meeting of the Company’s shareholders at a time when the approval of the Merger at any meeting of the Company’s shareholders would be assured because of Parent’s ownership of a majority of the Shares following completion of the Offer.

Stockholder Litigation.

After the announcement of the Varsity Merger Agreement and prior to the launch of the Varsity offer, four purported class action complaints were filed by stockholders against the Company, Varsity, All Big Ten Holdings, Inc. and the individual directors of the Company: (1) Shah v. Veramark Technologies, Inc. et al. (Delaware Chancery Court, Case No. 8529); (2) Horn v. Veramark Technologies, Inc. et al. (Supreme Court of New York, Nassau County, Case No. 601167/2013); (3) Bauer v. Mazzullo et al. (Supreme Court of New York, Westchester County, Case No. 58127/2013); and (4) Helgevold v. Veramark Technologies, Inc. et al. (Supreme Court of New York, Nassau County, Case No. 601497/2013).

The complaints in these actions all purport to be brought individually and on behalf of all stockholders of the Company and all sought to enjoin the completion of the proposed transaction with Varsity. The complaints contained allegations substantially similar to one another and alleged, among other claims, that Varsity’s offer price of $0.98 per Share was inadequate and undervalued the Company, that the Varsity sale process was unfair, and that certain deal protection provisions in the Varsity Merger Agreement were unfairly preclusive. The complaints alleged that the Company’s director defendants breached their fiduciary duties to the Company’s stockholders in connection with the Varsity offer and the Varsity Merger Agreement, and that the Company Varsity or All Big Ten Holdings, Inc. aided and abetted such alleged breaches of the Company’s director defendant’s fiduciary duties.

The actions sought, among other relief: a certification of the actions as class actions; injunctive relief enjoining a potential Varsity tender offer and/or the Merger; and rescission, to the extent already implemented, of the Merger.

Regulatory Approvals.

The Company is not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency other than the foregoing filings that would be required as a result of Parent’s or Merger Sub’s acquisition or ownership of the Shares. There can be no assurance that any governmental authority will not challenge the acquisition of the Shares on competition or other grounds and if a challenge is made the results cannot be predicted.

Vote Required to Approve the Merger; Short-Form Merger.

The Board, acting on the recommendation of the Special Committee, has approved the Merger Agreement, the Offer and the Merger in accordance with the DGCL. Under Section 253 of the DGCL, if the 90% Requirement is satisfied (including through exercise of the Top-Up Option), Merger Sub will be able to effect the Merger after consummation of the Offer without a vote by the Company’s stockholders. If, after the purchase of the Shares by Merger Sub pursuant to the offer, the 90% Requirement is not met, the affirmative vote of the holders of a majority of the outstanding Shares will be required under the DGCL to effect the Merger. In the event that the applicable conditions have been satisfied, after the purchase of the Shares by Merger Sub pursuant to the Offer, Merger Sub will own a majority of the outstanding Shares and may affect the Merger without the affirmative vote of any other stockholder of the Company.

Golden Parachute Payments.

Golden Parachute Compensation

Name (a)	Cash ($) (b)		Equity ($)(1) (c)		Pension/ NQDC ($) (d)	Perquisites/ Benefits ($)(2) (e)	Tax Reimbursement ($) (f)	Other ($) (g)	Total ($) (h)
Anthony C. Mazzullo	$411,250	(3)	$36,500	(4)	—	$13,745	—	—	$461,495
Ronald C. Lundy	$165,001	(5)	$3,000	(6)	—	$12,597	—	—	$180,598
Joshua B. Bouk	$98,750	(7)	—		—	$7,467	—	—	$106,217
Thomas W. McAlees	$103,750	(8)	—		—	$7,467	—	—	$111,217

(1)	These amounts are payable under a “single-trigger” arrangement and are not conditioned upon a termination or resignation of the executive officer. The amounts in this column reflect, as of June 13, 2013: (i) the intrinsic value (based on the Offer Price) of stock options owned by the applicable executive, which will be cancelled and converted into the right to receive, as soon as reasonably practicable after the Effective Time of the Merger, a cash payment equal to the product of (x) the total number of shares of common stock subject to such option and (y) the amount, if any, by which the Offer Price exceeds the exercise price per share under such option, less any applicable tax withholding and (ii) the value of restricted stock owned by the applicable executive, which will become fully vested upon Merger Sub’s acquisition of a majority of the Shares on a fully diluted basis pursuant to the Offer and subsequently be cashed out for the Offer Price in the Merger. See “Arrangements between the Company and its Executive Officers, Directors and Affiliates—Effect of the Merger on Stock Options” and “—Effect of the Merger on Restricted Shares” under “Item 3. Past Contacts, Negotiations and Agreements” of this Schedule 14D-9.

(2)	These amounts relate to continued medical and dental insurance coverage pursuant to the executive’s employment agreement. The cost of coverage was calculated by adding the Company’s current rates for medical insurance coverage, assuming an 11% increase, and the Company’s current rates for dental insurance coverage, and multiplying such number by the number of months that the applicable executive is entitled receive continuation of benefits upon a change in control. See “—Employment and Related Arrangements” under “Item 3. Past Contacts, Negotiations and Agreements” for a complete description of the Company’s employment agreements, which is incorporated herein by reference.
(3)	This amount represents payments to Mr. Mazzullo consisting of one (1) year’s salary ($275,000) and a lump sum payment of the target bonus for the current fiscal year ($96,250), both of which are payable upon termination within one year of a change in control and conditioned on the execution of a general release of claims, as well as a lump sum cash payment of $40,000 payable upon the occurrence of a change in control prior to December 31, 2013 and continued employment of the executive with the Company through the change in control.
(4)	Represents the value of 50,000 Shares subject to in-the-money options.
(5)	This amount represents payments to Mr. Lundy consisting of one (1) year’s salary ($145,001), which is payable upon termination within one (1) year of a change of control for any reason other than by the Company for “cause” or by the executive’s resignation without “good reason” (both “cause” and “good reason” as defined in the executive’s change of control agreement), as well as a lump sum cash payment of $20,000 payable upon the occurrence of a change in control prior to December 31, 2013 and continued employment of the executive with the Company through the occurrence of the change in control.
(6)	Represents the value of 7,500 Shares subject to in-the-money options.
(7)	This amount represents payments to Mr. Bouk consisting of six (6) month’s salary ($78,750), which is payable upon termination within one (1) year of a change of control for any reason other than by the Company for “cause” or by the executive’s resignation without “good reason” (both “cause” and “good reason” as defined in the executive’s employment agreement), as well as a lump sum cash payment of $20,000 payable upon the occurrence of a change in control prior to December 31, 2013 and continued employment of the executive with the Company through the occurrence of the change in control.
(8)	This amount represents payments to Mr. McAlees consisting of six (6) month’s salary ($78,750), which is payable upon termination within one (1) year of a change of control for any reason other than by the Company for “cause” or by the executive’s resignation without “good reason” (both “cause” and “good reason” as defined in the executive’s employment agreement), as well as a lump sum cash payment of $25,000 payable upon the occurrence of a change in control prior to December 31, 2013 and continued employment of the executive with the Company through the occurrence of the change in control.

Financial Projections.

In connection with the transaction described herein, the Company provided to Parent and American Appraisal certain projected financial information concerning the Company. The Company’s internal financial forecasts are prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects, and, thus, susceptible to multiple interpretations and periodic revisions based on actual experience and business developments.

The projections reflect numerous estimates and assumptions made by the Company’s management, with respect to general business, economic, market and financial conditions and other matters. These estimates and assumptions regarding future events are difficult to predict, and many are beyond the Company’s control. Accordingly, there can be no assurance that the estimates and assumptions made by the Company in preparing the projections will be realized and actual results may be materially greater or less than those contained in the projections below.

The inclusion of certain projections in this Schedule 14D-9 should not be regarded as an indication that the Company or American Appraisal or their respective affiliates or representatives (including their advisors) consider the projections to be necessarily material or predictive of actual future events, and the projections should not be relied upon as such. The projections in this Schedule 14D-9 are being provided only because the Company made them available to Parent and American Appraisal in connection with the process of the transactions described herein and because they were relied upon by American Appraisal in performing its financial analysis to formulate its opinion. Neither the Company nor American Appraisal, or any of their respective affiliates or representatives (including their respective advisors), makes any representation to any person regarding the projections by virtue of their inclusion in this Schedule 14D-9, and none of them intends to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the projections are shown to be in error. In this regard, holders of the Shares are cautioned not to place undue reliance on these projections.

The projections do not take into account any circumstances or events occurring after the date they were prepared, including the announcement of the Offer and the Merger. The projections were provided to Parent on January 11, 2013. Further, the financial projections do not take into account the effect of any failure to occur of the Offer or the Merger and should not be viewed as accurate or continuing in that context.

The Company’s management did not prepare the financial projections with a view to public disclosure or compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The projections do not purport to present operations in accordance with U.S. Generally Accepted Accounting Principles, and the Company’s independent auditors have not examined, compiled or performed any procedures with respect to the projections presented in this Statement, nor have they expressed any opinion or any other form of assurance of such information or the likelihood that the Company may achieve the results contained in the projections, and accordingly assume no responsibility for them.

The financial projections that the Company provided to Parent and American Appraisal included the following (in millions):

	2011(A)	2012(A)	2013(P)	2014(P)	2015(P)	2016(P)
REVENUES	13,938	15,318	16,730	18,580	21,100	23,850
GROSS MARGIN %	59%	59%	57%	59%	60%	61%
NET INCOME	(1,219)	769	620	921	1,396	1,976
EBITDA	(491)	1,428	1,394	1,726	2,238	2,919

Forward-Looking Statements.

In addition to historical information, certain sections of this Schedule 14D-9 may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act that discuss the Company’s beliefs, expectations or intentions or those pertaining to the Company’s operations, markets, products, services, price and performance. Forward-looking statements use words such as, without limitation, “anticipate,” “believe,” “estimate,” “expect,” “contemplate,” “project,” “could,” “may,” “might,” “should,” and “would.” Forward-looking statements and the success of the Company, generally involve numerous risks and uncertainties such as economic trends, interest rates, income tax laws, governmental regulations, legislation and those risk factors discussed elsewhere in this report and the Company’s other filings under the Act. The Company cannot guarantee that any forward-looking statements will be accurate, although the Company believes that it has been reasonable in its expectations and assumptions. Forward-looking statements are also subject to the risks identified in the section of our Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2012 entitled “Risk Factors.” Such risk factors include, without limitation, competitive pressures in our business; cyber security concerns; a decline in the demand for our software and products; risks particular to our marketing and sales efforts; and access to capital. All of the materials related to the Offer (and all other Offer documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Except as required by law, the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in the Company’s filings with the SEC. The Company assumes no obligation, and disclaims any obligation, to update information contained in this Schedule 14D-9, including forward-looking statements, as a result of facts, events or circumstances after the date of this Schedule 14D-9.

Item 9.	Exhibits

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated June 17, 2013 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO).

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees ((incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO).

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees ((incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO).

(a)(1)(F)	Summary Advertisement as published in the Wall Street Journal on June 17, 2013 (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO).

(a)(5)(A)	Letter from Anthony C. Mazzullo, President, Chief Executive Officer and Chairman of the Board of the Company, to shareholders of the Company, dated June 17, 2013.

(a)(5)(B)	Press Release issued by the Company, dated June 17, 2013 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 17, 2013).

(e)(1)	Agreement and Plan of Merger, dated as of June 11, 2013, by and among the Company, Parent and Merger Sub (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 17, 2013).

(e)(2)	Mutual Non-Disclosure Agreement, dated May 8, 2013, between the Company and Clearlake (incorporated by reference to Exhibit (d)(3)(i) to the Schedule TO).

(e)(3)	Form of Tender and Support Agreement, among Parent, Merger Sub and certain stockholders of the Company (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(4)	The sections titled “Executive Compensation,” “Summary Compensation Table,” “Employment Agreements,” “Stock Options,” “Outstanding Equity Awards at Fiscal Year End,” “Retirement Benefits,” “Potential Payments upon Termination of Change in Control,” “Director Compensation,” and “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” contained in the Company’s Amendment No. 1 to Annual Report on Form 10-K/A for the fiscal year ended December 31, 2012, dated and filed with the Securities and Exchange Commission on April 30, 2013 are incorporated herein by reference.

(e)(5)	2007 Management Bonus Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 8, 2007).

(e)(6)	Amended and Restated Board of Directors Deferred Compensation Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 26, 2007).

(e)(7)	2008 Incentive Plan for Management and Key Employees (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 2, 2008).

(e)(8)	2008 Employee Stock Purchase Plan (incorporated by reference to Exhibit F to the Company’s Proxy Statement for its 2008 Annual Meeting of Shareholders, filed with the Securities and Exchange Commission on April 29, 2008).

(e)(9)	Form of 2008 Employee Stock Purchase Plan Enrollment Agreement (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-8 (File No. 333-155286), filed with the Securities and Exchange Commission on November 12, 2008).

(e)(10)	Employment Agreement dated as of December 17, 2007 by and between the Company and Anthony C. Mazzullo (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 19, 2007.

(e)(11)	Employment Agreement dated as of January 25, 2008 by and between the Company and Joshua B. Bouk.

(e)(12)	First Amendment to Employment Agreement dated as of March 31, 2011 by and between the Company and Joshua B. Bouk.

(e)(13)	Employment Agreement dated as of January 31, 2008 by and between the Company and Thomas W. McAlees.

(e)(14)	First Amendment to Employment Agreement dated as of March 31, 2011 by and between the Company and Thomas W. McAlees.

(e)(15)	Amended Salary Continuation Agreement dated as of October 10, 2008 by and between the Company and Ronald C. Lundy (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on October 17, 2008).

(e)(16)	Form of Change in Control Bonus Agreement among the Company and certain of its directors and officers.

(e)(17)	Amendment to Mutual Non-Disclosure Agreement, dated May 24, 2013, between the Company and Clearlake (incorporated by reference to Exhibit (d)(3)(ii) to the Schedule TO).

Annex A: Business and Background of the Company’s Director and Executive Officers

Annex B: Opinion of American Appraisal, dated April 29, 2013.

Annex C: Section 262 of the Delaware General Corporation Law.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Veramark Technologies, Inc.

By:	/s/ Ronald C. Lundy
Ronald C. Lundy Senior Vice President of Finance and Chief Financial Officer

Dated: June 17, 2013

Annex A

VERAMARK TECHNOLOGIES, INC.

Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 Thereunder

This Information Statement is being mailed on or about June 17, 2013 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) to holders of shares of common stock, $0.10 par value (the “Shares”), of Veramark Technologies, Inc., a Delaware corporation (the “Company”). Capitalized terms used in this Information Statement and not otherwise defined herein have the meanings set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible appointment of persons designated by Hubspoke Holdings, Inc., a Delaware corporation (“Parent”), and its affiliates, to the Board of Directors of the Company (the “Board”). Such designation is to be made pursuant to an Agreement and Plan of Merger, dated as of June 11, 2013 (the “Merger Agreement”), by and among the Company, Parent and TEM Holdings, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”).

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder. This Information Statement supplements certain information in the Schedule 14D-9 to which this Information Statement is attached as Annex A. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

Pursuant to the Merger Agreement, on June 17, 2013, Merger Sub commenced a cash tender offer to purchase any and all outstanding Shares at a price of $1.18 per Share, net to the seller in cash, without interest and less any required withholding of taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 17, 2013 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal are being mailed to shareholders of the Company along with this Information Statement and are filed as exhibits to the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Merger Sub, Parent and Clearlake Capital Partners II, L.P. (“Clearlake L.P.”) with the Securities and Exchange Commission (the “SEC”) on June 17, 2013. The Offer is scheduled to expire at 12:00 midnight, New York City Time, at the end of Monday July 15, 2013 (unless the Offer is extended), at which time, if all conditions to the Offer have been satisfied or waived, Merger Sub will purchase all Shares validly tendered pursuant to the Offer and not withdrawn. Following the successful completion of the Offer, upon approval by a shareholder vote, if required, Merger Sub will be merged with and into the Company (the “Merger”). The Offer, the Merger and the Merger Agreement are more fully described in the Schedule 14D-9 to which this Information Statement is attached as Annex A, which Schedule 14D-9 was filed by the Company with the SEC on June 17, 2013, and which is being mailed to shareholders of the Company along with this Information Statement.

The information contained in this Information Statement concerning Parent, Merger Sug, Clearlake L.P. and the Designees (as defined below) has been furnished to the Company by Merger Sub, Clearlake L.P. and Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

General Information

Common Stock is the Company’s only type of security entitled to vote at a meeting of the Company’s shareholders. As of June 13, 2013, 10,845,111 Shares were outstanding. Each Share entitles the holder thereof to one vote.

Background Information

On June 11, 2013, the Company entered into the Merger Agreement with Parent and Merger Sub. The Merger Agreement provides, among other things, for the making of the Offer by Merger Sub and further provides that, following the consummation of the Offer and subject to the terms and conditions set forth in the Merger

Agreement, Merger Sub will merge with and into the Company, with the Company surviving (the “Surviving Company”) as a wholly-owned subsidiary of Parent (the “Merger” and, together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”). The closing of the Merger is subject to approval of the Merger by the holders of a majority of the outstanding Shares. However, the parties have agreed that if, after the purchase of the Shares tendered in the Offer and after giving effect to any Shares purchased pursuant to a “top-up” option, Parent, Merger Sub and their respective subsidiaries own at least 90% of the number of Shares then issued and outstanding (the “90% Requirement”), then, following the satisfaction or waiver of the other conditions to the closing of the Merger, Parent will effect a “short-form” merger pursuant to applicable provisions of the Delaware General Corporation Law (the “DGCL”) that will not require the consent of the Company’s stockholders. At the effective time of the Merger (the “Effective Time”), each issued and outstanding Share (other than Shares held by the Company or owned by Merger Sub, Parent or any wholly-owned subsidiary of Parent or the Company, or held by stockholders who are entitled to demand, and who properly demand, appraisal of such shares pursuant to, and who complies in all respects with Section 262 of the DGCL) that is not tendered pursuant to the Offer will be converted into the right to receive an amount equal to the Offer Price, without interest, subject to any required withholding of taxes.

There has been no change in control of the Company since the beginning of the Company’s last fiscal year.

Directors Designated by Purchaser

Right to Designate Directors

If the conditions to the Offer are satisfied and Merger Sub accepts for payment and pays for the Shares tendered into the Offer, Parent will be entitled to elect or designate a number of directors, rounded up to the next whole number, to the Board that is equal to the product of (a) the total number of directors on the Board (after giving effect to the directors elected or designated by Parent) multiplied by (b) the percentage that the aggregate number of Shares beneficially owned by Parent, Merger Sub and any of their affiliates bears to the total number of Shares then outstanding, and the Company is obligated to use commercially reasonable efforts to cause Parent’s designees to be elected or appointed to the Board, including by increasing the number of directors and seeking and accepting resignations of incumbent directors. Notwithstanding the foregoing, and irrespective of the foregoing, there will remain on the Board prior to the Effective Time at least one (1) director of the Company then in office who was not designated by Parent (the “Independent Director”). At such time, the Company will also cause individuals designated by Parent to constitute the number of members, rounded up to the next whole number, on each committee of the Board in the same proportion as contemplated by the first sentence of this paragraph. Following the election or appointment of Parent’s designees and until the Effective Time, the approval of the Independent Director will be required to authorize (and such authorization will constitute the authorization of the Board and no other action on the part of the Company, including any action by any other director of the Company, will be required to authorize) (i) any termination of the Merger Agreement by the Company, (ii) any amendment of the Merger Agreement requiring action by the Board, (iii) any extension of time for performance of any obligation or action under the Merger Agreement by Parent or Merger Sub, and (iv) any waiver of compliance with any of the agreements or conditions contained in the Merger for the benefit of the Company.

Director Designees

At the Effective Time, the directors of the Merger Sub will become the directors of the Company. The following table, prepared with information furnished to the Company by Parent and Merger Sub, sets forth the name, age of the individual as of June 11, 2013, present principal occupation with Parent or its affiliates and employment history during the past five years of each prospective Designee. Parent and Merger Sub have informed the Company that each individual has consented to act as a director of the Company, if so appointed or elected. Unless otherwise indicated below, the business address and telephone number of each such individual is 379 Thornall Street, 10th Floor, Edison, New Jersey 08837, and (732) 692-6200.

Parent and Merger Sub have each advised the Company that, during the past five years, to the best of their knowledge, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him, her or it from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

None of the individuals listed below is currently a director of, or holds any position with, the Company. Parent and Merger Sub have each advised the Company that, to its respective knowledge, except as disclosed in the Offer to Purchase, none of the individuals listed below beneficially owns any securities (or rights to acquire any securities) of the Company or has been involved in any transactions with the Company or any of its current directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC. Parent and Merger Sub have each advised the Company that, to its respective knowledge, none of the individuals listed below has any family relationship with any current director, executive officer, or key employee of the Company.

Name and Age of Director	Principal Occupation For Past Five Years	Biography and Qualifications
Behdad Eghbali 37	Partner and Cofounder of Clearlake Capital, since 2006.	Mr. Eghbali is a Partner and Cofounder of Clearlake Capital Group, a private investment firm. Prior to forming Clearlake Capital, Mr. Eghbali was a private equity investor at the Texas Pacific Group from 2003 to 2007. Before joining Texas Pacific Group in 2003, Mr. Eghbali was a Partner at Venus Capital (Voyager Fund) from 2001 to 2003. Prior to that, he was the Vice President of Business Development at Turbolinux, a software/services provider, from 1999 to 2001. He serves, or has served, as a Director or Board Observer of several other companies, including Bluefly Corp., Isola, Mformation Software Technologies LLC, Mycom Group Limited, NetMotion Wireless, Norment Security Group, Purple Communications, SWI, and World Gourmet Marketing LLC, 3ality Technica Inc., Buy.com Inc., Celerity, Inc. and CompuDyne Corporation. Mr. Eghbali graduated with a B.S. in Business Administration with an emphasis on Finance from the Haas School of Business at the University of California, Berkeley.

Keith Bradley 49	Operating Advisor of Clearlake Capital, since 2013. President of Ingram Micro North America, 2005 to 2012.	Mr. Bradley was President of Ingram Micro North America and had served in that role from 2005 to 2012. He previously served as Interim President and Senior Vice President and Chief Financial Officer of Ingram Micro North America from June 2004 to January 2005, and as the region’s Senior Vice President and Chief Financial Officer from January 2003 to May 2004. Prior to joining Ingram Micro in February 2000 as Vice President and Controller for the company’s United States operations, Mr. Bradley was Vice President and Global Controller of The Disney Stores, a subsidiary of Walt Disney Company, and an auditor and consultant with PricewaterhouseCoopers LLP in the United Kingdom, United Arab Emirates and the United States.

Prashant Mehrotra 35	Vice President of Clearlake Capital, since 2010. Principal of Silver Lake Partners, 2007 – 2010.	Mr. Mehrotra is a Vice President at Clearlake Capital. Prior to joining Clearlake Capital, he was a Principal at Silver Lake Partners, where he focused on investments in technology and technology-enabled industries. Before that, Mr. Mehrotra was a Principal at Tennenbaum Capital Partners focusing on complex transactions in the technology sector. Prior to Tennenbaum, he worked in investment banking in the Technology, Media and Telecommunications Group at Goldman, Sachs & Co. He serves, or has served, as a Director of Mformation Software Technologies LLC, NetMotion Wireless, 3ality Technica, Entelos and Solutionary, Inc. Mr. Mehrotra also served on the Board of Directors of several of Tennenbaum’s portfolio companies. Mr. Mehrotra holds a B.S. degree and an M.S. degree in Industrial Engineering from Stanford University and was a member of the Mayfield Fellows Program and also holds an M.B.A. from the Kellogg School of Management at Northwestern University.

Kevin A. Wood 51

President and Chief Executive Officer of Hubspoke Holdings, Inc. and Mformation Software Technologies LLC, since 2013.

Founder and Chief Executive Officer of Cambria Technology Group, from 2012 to 2013.

President and Chief Executive Officer of Airwide Solutions, from 2005 to 2011.

Mr. Wood has served as the President and Chief Executive Officer of Hubspoke Holdings, Inc. and Mformation Software Technologies LLC since 2013. He has more than 20 years of executive management experience leading and growing global technology companies. Recently, Mr. Wood was the Founder and Chief Executive Officer of Cambria Technology Group, an advisory firm working with private equity firms focusing on the mobile-enabled services market, where he oversaw the identification, evaluation, acquisition, integration and performance improvement of targeted companies. Prior to Cambria Technology Group, Mr. Wood was President and Chief Executive Officer of Airwide Solutions, a leader in mobile data, messaging, security and content solutions, where he oversaw the development and execution of the company’s product and growth strategy that resulted in revenue, profit and customer growth at Airwide Solutions. He led equity and debt capital raises, company acquisitions and ultimately the sale of Airwide Solutions in May 2011. Prior to Airwide Solutions, Mr. Wood was President, Americas and chief executive for the ANP Messaging Product Division for Comverse Network Systems, a division of Comverse Technology (CMVT). Mr. Wood spent 12 years with Comverse and predecessor company Boston Technology, in a variety of senior sales, marketing and general management roles. During his tenure, he played a critical role in growing the company’s revenue from its first few million to over $1.2 billion, establishing it as a global leader in the communications enhanced services market. He has served on the board of advisors of several emerging growth companies and has been a successful private investor in the technology industry. Mr. Wood is a graduate with distinction from The George Washington University and the Stanford Graduate School of Business, where he was a Sloan Fellow.

Rakesh Kushwaha 49

Vice President and Chief Technology Officer at Hubspoke Holdings, Inc. and Mformation Software Technologies LLC, since 2013.

Chief Technology Officer and Founder at Mformation Technologies Inc., from 1999 to 2012.

Dr. Kushwaha is the Vice President and Chief Technology Officer at Hubspoke Holdings, Inc. and Mformation Software Technologies LLC Dr. Kushwaha founded Mformation Technologies Inc. in 1999, and served as its Chief Technology Officer until 2012. He has devoted most of the last decade exclusively to device management issues and the advancement of management technologies for mobile and wireless environments. Prior to founding Mformation Technologies Inc., Dr. Kushwaha spent more than ten years building leading-edge operational support systems (OSS) to manage wireless, IP and telecommunication services. He designed and implemented service management systems for telecommunications companies including AT&T, Concert Communications and Millicom Cellular International. Dr. Kushwaha was the Vice President of Engineering at Savera Systems, where he managed the design, development and deployment of highly scaleable, real-time operational support systems. Before Savera, he was a senior member of the technical staff at Bell Laboratories and an Assistant Professor in Computer Science at the New Jersey Institute of Technology. Dr. Kushwaha is the author of numerous patents and technical papers, and regularly speaks at industry forums and events on a wide range of subjects having to do with the challenges and opportunities in emerging wireless and convergent networks. He received his Ph.D. in Computer Science and Master’s of Science degrees from the New Jersey Institute of Technology, and holds a Bachelor’s degree in Engineering from Delhi University.

Information Concerning the Company’s Directors and Officers

Directors

The following discussion sets forth certain information about the individuals serving as the Company’s directors as of June 11, 2013.

Current Directors

Name and Age of Director	Principal Occupation For Past Five Years	Biography and Qualifications
Ronald J. Casciano 59	VP, CFO, and Treasurer of PAR Technology Corporation Mr. Casciano has been a Director of Veramark since 2011.

Mr. Casciano is currently President and Chief Executive Officer of PAR Technology Corporation, (NYSE: PTC) where he has been employed since 1983. He previously held the position of Chief Financial Officer of PAR.

Mr. Casciano’s experience includes financial management, corporate finance, mergers and acquisitions, establishing financial controls in accordance with the Sarbanes-Oxley Act of 2002, and financial reporting.

His experience qualifies him as an audit committee financial expert, as that term is defined by the SEC, and as such, he will serve as a member of the Company’s Audit Committee and as Chair of that committee.

Mr. Casciano has a B.S. in Accounting from LeMoyne College, and is a certified public accountant, licensed in the State of New York.

Seth J. Collins 46	President of Stone Mountain Capital, since 2005. President and a board member of Manchester Technologies, 1998 – 2005. Mr. Collins has been a Director of Veramark since 2008.

For over 20 years, Mr. Collins has been involved with technology companies, including various aspects of corporate management, mergers and acquisitions, sales channel development, consulting, and business strategy.

Mr. Collins is a cofounder of Stone Mountain Capital, a capital fund that invests in technology companies and manages real estate holdings.

His seven years as President of Manchester Technologies provided him with significant leadership exposure in the technology field. Manchester Technologies specialized in display technology and custom networking.

Mr. Collins holds a BS in Finance and Computer Science from Rensselaer Polytechnic Institute (RPI).

Charles A. Constantino 73

Retired in 2011, from positions of Director and Executive Vice President of PAR Technology Corporation (NYSE:PTC), where he held various leadership positions since 1973.

Mr. Constantino has been a Director of Veramark since 2002.

Mr. Constantino has extensive experience in the technology and software fields. His prior position as Executive Vice President of PAR Technology Corporation has provided him with full vertical exposure to the technology industry, including design of software, manufacturing, marketing, and servicing in the business to business market. While at PAR Technology Corporation, Mr. Constantino has also gained significant experience in the government sector at both the state and federal level, including the Department of Defense.

Mr. Constantino is also a Director and past Chairman of the Board of Trustees of St. John Fisher College, and a Director of Adirondack Bank.

Mr. Constantino holds a BS in Math from St. John Fisher College, and a Master’s Degree in Computer Science from the University of Rochester.

John E. Gould 68

Executive Vice President and General Counsel of CH Energy Group, Inc. (NYSE: CHG), since October 2009.

Partner in the law firm Thompson Hine, LLP, 2002 – 2009.

Mr. Gould has been a Director of Veramark since 1997.

As Executive Vice President and General Counsel of CH Energy Group, Inc., a publicly held corporation, Mr. Gould has significant first-hand experience with the continuously changing regulatory issues that face a publicly held company, and considerable knowledge of corporate governance matters and compliance with regulatory matters.

Mr. Gould was a Partner in Gould & Wilkie LLP, a general practice law firm located in New York City. In 2002, Gould & Wilkie LLP combined with Thompson Hine LLP, a larger general practice law firm with headquarters in Cleveland, Ohio. Mr. Gould resigned as a partner of Thompson Hine effective September, 2009.

Mr. Gould is also Chairman of the American Geographical Society and a Director of the Gerber Life Insurance Company.

Mr. Gould holds a BS degree in Psychology from Fordham College, and a JD degree from Harvard Law School.

Anthony C. Mazzullo 56

President and Chief Executive Officer of Veramark Technologies, Inc., since January 2008.

Senior Vice President of ePlus Systems, Inc., 2004 – 2007.

President – Software and Consulting Operations of Manchester Technologies, 2001 – 2004.

Mr. Mazzullo has been a Director of Veramark since 2008.

As President and CEO of the Company, Mr. Mazzullo’s membership on the Board of Directors assists in establishing transparent communication between the board and management of the Company.

Mr. Mazzullo has widespread experience in the software and consulting industry.

From 2004 – 2007, Mr. Mazzullo was Senior Vice President of ePlus Systems, Inc., a wholly owned subsidiary of ePlus, Inc., a publicly held software and professional services company.

Prior to joining ePlus Systems, Inc., Mr. Mazzullo founded and served as President and Chief Executive Officer of eTrack Solutions, a professional services company that assisted organizations in streamlining their operations and optimally applying software applications to their businesses. eTrack Solutions was sold to Manchester Technologies in 2001. Mr. Mazzullo served as Manchester Technologies’ President of Software and Consulting Operations until 2004.

Mr. Mazzullo holds a BS in Electrical Engineering from Cornell University, and an MBA in Finance from the Simon School of Business at the University of Rochester.

Steve M. Dubnik 50

Chairman, Cincinnati Communications, LLC since 2010, Chairman and CEO, Nysys Wireless, LLC since 2010, and Chairman, OnCell Systems, Inc since 2006.

Co-Chief Executive Officer of Ariston Global LLC, 2006-2010

Chairman, Chief Executive Officer, and President of Choice One Communications, 1998 – 2005.

Mr. Dubnik has been a Director of Veramark since 2010.

Mr. Dubnik currently holds executive positions with three different companies that he has helped fund and continues to oversee. Previously, Mr. Dubnik co-founded Ariston Global LLC in 2006 for the purpose of acquiring, developing, and managing companies that provide software products and services to communication service providers in the global marketplace. Ariston Global LLC has completed five acquisitions since 2006, and now provides services to over 100 companies worldwide, giving Mr. Dubnik extensive experience in the area of mergers and acquisitions

Mr. Dubnik founded Choice One Communications in 1998. Under his leadership, Choice One, through a combination of internal growth and acquisitions, grew into a $350 million enterprise providing integrated voice and data services to over 100,000 small and medium-sized businesses.

Prior to 1998, Mr. Dubnik held various executive positions in several telecom industry companies, including ACC Corp, RCI Long Distance, and Rochester Telephone Corporation.

Mr. Dubnik also serves on the boards of The Strong and Nazareth College.

Mr. Dubnik holds a BA in Mechanical Engineering from the Massachusetts Institute of Technology, and an MBA from the Simon School of Business at the University of Rochester.

Other Directorships and Trusteeships

Mr. Constantino serves as a member of the Board of Directors of PAR Technology Corporation (NYSE:PTC). None of the other Directors and nominees to the Company’s Board of Directors serves on the Board of Directors or the Board of Trustees of any other publicly held company.

Executive Officers

The executive officers of the Company who are not directors, as of June 11, 2013, are as follows:

Name	Age	Principal Occupation For Past Five Years
Anthony C. Mazzullo	56	President and Chief Executive Officer of Veramark Technologies, Inc. since January 1, 2008. Senior Vice President of ePlus Systems Inc. from 2004 – 2007.

Ronald C. Lundy	61	Senior Vice President of Finance and Chief Financial Officer of Veramark Technologies, Inc. since 2007. Treasurer from 1993 – 2006.

Joshua B. Bouk	40	Senior Vice President of Strategic Services of Veramark Technologies, Inc. since February 2010. Vice President of Customer Services of Veramark Technologies, Inc. from March 2008 – January 2010. Chief Operating Officer of Connected Energy Corporation from June 2007 to March 2008. VP of Marketing for Pervasive Solutions from November 2006 to June 2007. VP of eLearning Services for Netsmartz, LLC from February 2006 to November 2006. Managing Director of ePlus Consulting, a division of ePlus Systems, Inc. from June 2004 – February 2006.

Thomas W. McAlees	45	Senior Vice President of Engineering and Operations of Veramark Technologies, Inc. since February 2010. Vice President of Engineering and Operations of Veramark Technologies, Inc. since March 2008. Vice President of Engineering and Consulting of ePlus Systems, Inc. from June 2004 – March 2008.

There are no family relationships between any of the directors or executive officers of the Company.

Corporate Governance

Committees and Meeting Data

During 2012, the full Board of Directors held ten meetings. The Company encourages all directors to attend annual meetings, but has not established any formal policy with respect to such attendance. All members of the Company’s board attended last year’s annual meeting. During 2012, all directors attended no less than 75% of the total number of meetings of the Board and any board committee on which he served.

Board Committees

During 2012, the Board had three standing committees: the Audit Committee, the Compensation Committee and the Governance and Nominating Committee. Each of the three committees operates under a written charter approved by the Board. The charter is reviewed regularly by the respective committees, which may recommend appropriate changes for approval by the Board.

Audit Committee

The Audit Committee of the board currently consists of Messrs. Casciano, Constantino, Dubnik, and Gould, all of whom are independent as defined under SEC rules. The Audit Committee, which met six times during the year, appoints and oversees the work of the Company’s independent auditors, overseeing the establishment and maintenance by the Corporation of reliable accounting policies, financial reporting and disclosure, and performing such other duties as are set forth in its Charter. Mr. Casciano’s formal education and experience qualify him as an Audit Committee Financial Expert, as that term is defined by SEC rules.

Compensation Committee

The Compensation Committee of the board currently consists of Messrs. Collins , Constantino, and Dubnik, all of whom are independent as defined by SEC rules. The Compensation Committee, which met five times during the year, reviews and sets compensation for the Chief Executive Officer (“CEO”), all other executive officers of the Company and members of the Company’s Board of Directors, establishes compensation, incentive and benefit plans for the CEO and all other executive officers and directors of the Company and approves payments under such incentive plans. The Compensation Committee has broad authority to review management’s performance, assess market competition and set guidelines for compensation of our directors and executive officers. The Committee does not delegate its authority regarding compensation, but does periodically seek input from our chief executive officer. The Committee does periodically seek the advice of outside consultants regarding executive compensation.

Governance and Nominating Committee

The Governance and Nominating Committee consists of all members of the board who are independent as defined by SEC rules. Currently, those individuals are Messrs. Casciano, Collins, Constantino, Dubnik, and Gould. The Governance and Nominating Committee identifies the slate of director nominees for election to the Board, recommends candidates to fill vacancies occurring between annual shareholder meetings, and otherwise establishes and oversees the process for nominations for election to the Board, in accordance with applicable laws, rules, and its charter. The Governance and Nominating Committee officially met one time separately from regular Board meetings. In addition, when circumstances necessitated, matters pertaining to nominees and vacancies were reviewed and discussed as part of scheduled Board meetings.

The Governance and Nominating Committee will consider candidates recommended by shareholders and determine the procedures to be followed by shareholders in submitting such recommendations. The Governance and Nominating Committee continually seeks to identify qualified candidates for nomination to the Board; however, it has not established any formal procedure in that regard. All candidates identified as potential nominees for election to the Board, whether identified by a shareholder or otherwise, are evaluated in the same manner. Although neither the Board nor the Governance and Nominating Committee has established any minimum qualifications for director nominees, any potential nominee must have sufficient experience, knowledge, ability and time to fulfill the obligations of a member of the Board. The current practice has resulted in a broad range of experience and qualifications among the members of the Company’s Board of Directors.

The Board’s Leadership Structure

The leadership responsibilities of the Board are shared among the Chairs of the Board’s three standing Committees, and our Chairman of the Board. The current Board is comprised of five independent Directors and a single management Director. The single management Director is Anthony C. Mazzullo, who serves as President, Chief Executive Officer, and Chairman of the Board.

Our governance processes and the decisions of our Board are managed and controlled by our independent Directors. All members of the three standing Committees of the Board are independent Directors, and all members sit on at least one committee. Mr. Mazzullo may be invited to attend Committee meetings, but he does not have a vote on any Committee matter.

Our Board holds executive session meetings of our independent Directors. These sessions allow our independent Directors, to privately, discuss the effectiveness of management, as well as other issues and concerns challenging the Corporation and the Board.

Our Board believes this governance structure is well suited to our Company. Our classification as a smaller reporting company, and our focused target market, favors having a governance structure that is nimble and overlapping, thus encouraging the transfer of information, rather than a complex governance structure that can be overbearing, particularly for a company that is attempting to move beyond its current target market.

We believe the Company benefits from combining the position of Chief Executive Officer and Chairman of the Board. As the only member of the Company’s management on the Board, it provides the Chief Executive Officer with a status and visibility that we believe enhances his ability to communicate the concerns, opinions, and recommendations of management to the various Board members.

The Board’s Role in the Oversight of Risk

The Board recognizes that the Company is subject to various strategic, operational, and financial risks that can affect the Company’s performance, including its ability to provide value to its shareholders. While the Audit Committee is primarily responsible for overseeing the policies of the Company, with respect to risk assessment, the Board as a whole takes a role in assessing the strategic and operational risks of the Company.

The Board reviews strategic and operational plans in great length, not only during the budget process, but during the course of the year, as they review corporate performance each quarter. Those reviews include not only an assessment of the potential opportunities afforded the Company, but also include discussion of the potential risks and hazards the Company may face.

Code of Business Conduct and Ethics

The Company has adopted a Code of Business Conduct and Ethics for all principal executive officers, directors, and employees of the Company. A copy of the Code of Business Conduct and Ethics is available, without charge, upon written request to the Company’s Senior Vice President of Finance and Chief Financial Officer at the Company’s corporate offices. A copy is also available at http://www.veramark.com/about-us/investor-information.

Corporate Governance Materials

Copies of the charters for the Audit, Compensation, and Governance and Nominating Committees, and the Company’s Code of Business Conduct and Ethics are posted on the Company’s website at http://www.veramark.com/Company/InvestorRelations. A printed copy of these documents may be obtained, without charge, upon written, oral or electronic request to: Veramark Technologies, Inc., Attention: Investor Relations; 1565 Jefferson Road, Suite 120, Rochester, NY 14623; 585-381-6000; or http://www.veramark.com/ContactUs/.

Shareholder Communications with the Board

It is the policy of the Board that shareholders of the Company who wish to communicate with the Board may do so by writing to Board of Directors, Veramark Technologies, Inc., Attention: Secretary, 1565 Jefferson Road, Suite 120, Rochester, New York 14623. Such communications will be distributed by the Secretary to each member of the Board, no later than the next regularly scheduled Board meeting. Communications directed to a specific member of the Board, or to any specific committee of the Board, will be promptly forwarded only to that particular director or to the Chairman of that particular Committee.

All such communications (i) should relate only to bona fide business issues of the Company, and not any other purpose, (ii) may be disclosed or used by the Company at its discretion, unless the communication clearly states on its face that it is confidential, (iii) may receive a response as the recipient deems appropriate, and (iv) may be anonymous.

The material terms of this policy shall be made available to the Company’s shareholders, in a manner the Board deems appropriate, but at least as may be required by law or regulation. The Board shall regularly review this policy and make such changes as it deems necessary or appropriate.

Certain Relationships and Related Transactions

The Company has not identified any related-party transactions to report involving any of our executive officers or directors in 2011 or 2012. The Company’s Board of Directors has determined that all of the directors, with the exception of Mr. Mazzullo, are independent as defined by the SEC.

Section 16(a) Beneficial Ownership Reporting Compliance

Based upon reports filed by the Company with the SEC, and copies of filed reports received by the Company, the Company believes all reports of ownership and changes in ownership of the Common Stock required to be filed with the SEC during the fiscal year ended December 31, 2012 by the Company’s directors, officers and more than 10 percent shareholders, were filed in compliance with Section 16(a) of the Exchange Act, except reports covering the ownership of Glacier Peak Capital.

Executive Compensation

Summary Compensation Table

The following table summarizes, for the fiscal years ended December 31, 2012 and 2011, the compensation paid or accrued to the Company’s Chief Executive Officer, Principal Financial Officer, and three other named executive officers, (as defined by Rule 3b-7), whose cash compensation exceeded $100,000 during 2012 (the “Named Executive Officers”).

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Nonqualified Deferred Compensation Earnings	All Other Compensation ($)		Total $
Anthony C. Mazzullo	2012	275,000	89,375	0	0	n/a	2,580		366,955
President, Chief Executive Officer, and Chairman of the Board	2011	274,519	30,000	0	57,950	n/a	1,380	(1)	363,849
Ronald C. Lundy	2012	145,001	12,550	0	0	0	7,376		164,927
Senior Vice President of Finance, and Chief Financial Officer	2011	144,809	6,000	0	11,400	0	7,403	(2)	169,612
Joshua B. Bouk	2012	157,500	17,500	0	0	n/a	286		175,286
Senior Vice President, Strategic Services	2011	157,212	13,000	0	34,500	n/a	286	(3)	204,998
Thomas W. McAlees	2012	157,500	19,500	0	0	n/a	477		177,477
Senior Vice President, Engineering and Operations	2011	157,212	13,000	0	34,500	n/a	318	(4)	205,030

(1)	On January 1, 2011, Mr. Mazzullo was awarded 100,000 stock options, subject to certain performance criteria. In 2012, 5,000 of those shares were forfeited, and his 2011 Option Awards above have been adjusted.
(2)	On March 2, 2011, Mr. Lundy was awarded 15,000 stock options, subject to certain performance criteria.
(3)	On April 12, 2011, Mr. Bouk was awarded 50,000 stock options, subject to certain performance criteria.
(4)	On April 12, 2011, Mr. McAlees was awarded 50,000 stock options, subject to certain performance criteria.

Employment and Related Agreements

Anthony C. Mazzullo - The Company has an employment agreement with Anthony C. Mazzullo to serve as its President and Chief Executive Officer of the Company. The initial term of such employment agreement ended on December 31, 2012, on which date the agreement automatically renewed for a one-year period upon its terms. The agreement will continue to automatically renew for successive one-year periods on December 31 of each year, unless written notice is provided by either party at least 90 days prior to the expiration of the initial or any renewal term. The agreement provides for a minimum gross salary of $275,000 per year and an annual bonus to be determined each year by the Board of Directors in its sole discretion. It also provides Mr. Mazzullo with

100,000 options to purchase shares of the Company’s common stock, which will vest 50% at the end of each year of the initial term of the contract, upon meeting certain performance criteria. The agreement also requires the Board to nominate Mr. Mazzullo as a director each year during the term of the agreement.

Joshua B. Bouk - The Company has an employment agreement with Joshua B. Bouk to serve as its Senior Vice President. The initial term of that employment agreement ended on March 3, 2011, on which date the agreement automatically renewed for a one-year period upon its terms. The agreement provides for a minimum gross salary of $130,000 per year. The agreement also provides that Mr. Bouk shall be a participant in the management performance bonus each year. Finally, the agreement granted Mr. Bouk options to purchase 60,000 shares of restricted stock, which will vest ratably upon meeting certain performance criteria.

On March 31, 2011, Mr. Bouk’s employment agreement was amended. The amendment extended the first renewal term of the agreement through March 31, 2012, increased Mr. Bouk’s salary to $157,500 and granted him 50,000 shares of the Company’s $0.10 par value common stock, vesting ratably over a two-year period subject to meeting certain performance criteria. Under the terms of the employment agreement, as amended, the agreement automatically renewed for a one-year period on March 3, 2013, and will continue to automatically renew for successive one-year periods on March 3 of each year, unless written notice is provided by either party at least 30 days prior to the expiration of the initial or any renewal term.

Thomas W. McAlees - The Company has an employment agreement with Thomas W. McAlees to serve as its Vice President. The initial term of that employment agreement ended on March 3, 2011, on which date the agreement automatically renewed for a one-year period upon its terms. The agreement provides for a minimum gross salary of $130,000 per year. The agreement also provides that Mr. McAlees shall be a participant in the management performance bonus each year. Finally, the agreement granted Mr. McAlees options to purchase 60,000 shares of restricted stock, which will vest ratably upon meeting certain performance criteria.

On March 31, 2011, Mr. McAlees’ employment agreement was amended. The amendment extended the first renewal term of the agreement through March 31, 2012, increased Mr. McAlees’ salary to $157,500, and granted him 50,000 shares of the Company’s $0.10 par value common stock, vesting ratably over a two-year period subject to meeting certain performance criteria. Under the terms of the employment agreement, as amended, the agreement automatically renewed for a one-year period on March 3, 2013, and will continue to automatically renew for successive one-year periods on March 3 of each year, unless written notice is provided by either party at least 30 days prior to the expiration of the initial or any renewal term.

Ronald C. Lundy - On October 15, 2008, the Company entered into an Amended Salary Continuation Agreement (the “Salary Continuation Agreement”), effective as of October 10, 2008, with Ronald C. Lundy, its Vice President of Finance and Chief Financial Officer, which amended a Salary Continuation Agreement (the “Original Agreement”) dated October 14, 1998. Pursuant to the terms of the Salary Continuation Agreement, the Original Agreement was amended in its entirety and replaced with the Salary Continuation Agreement. The principal provision of the Salary Continuation Agreement was the deletion of a formula based retirement benefit that Mr. Lundy was eligible to receive at retirement age under the Original Agreement. In its place, the Salary Continuation Agreement established a fixed amount payable when Mr. Lundy reaches retirement age. The material terms of the Salary Continuation Agreement include: (i) a retirement benefit paid by the Company to Mr. Lundy, or his designated beneficiary, if Mr. Lundy lives to retirement age and has completed the requisite number of years of service, with such payment beginning at retirement age and continuing for a minimum of ten (10) years and thereafter until Mr. Lundy’s death; (ii) fixing the retirement benefit at $43,680 per annum irrespective of any additional years of employment beyond the date of the Salary Continuation Agreement; and (iii) providing that the retirement benefit can be forfeited in the event Mr. Lundy engages in identified prohibited acts, including a prohibition from competition.

Generally - The executive officers, including the Named Executive Officers, of the Company are generally entitled to participate in the compensation and benefit programs described below.

Stock Options

The Company has a stock option plan under which employees may be granted non-qualified stock options to purchase the Company’s Common Stock. All full-time employees of the Company are eligible to receive stock options. The Compensation Committee of the Board of Directors administers the plan and makes all determinations with respect to eligibility, option price, term and exercisability, and the term of any option may not exceed ten years.

Outstanding Equity Awards at Fiscal Year End

Stock Options

	Number of Unexercised Options at Fiscal Year End
Name	Earned and Exercisable (#)	Earned and Unexercisable (#)	Unearned and Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date
Mazzullo, Anthony C.	12,000	0	0	0.50	04/09/2019
	45,000	50,000	0	0.63	01/28/2021

	57,000	50,000	0
Lundy, Ronald C.	25,000	0	0	0.48	05/15/2013
	9,000	0	0	0.78	05/22/2017
	3,750	3,750	7,500	0.78	03/02/2021

	37,750	3,750	7,500
Bouk, Joshua B.	25,000	25,000	0	0.80	04/12/2021

	25,000	25,000	0
McAlees, Thomas W.	25,000	25,000	0	0.80	04/12/2021

	25,000	25,000	0

None of our Named Executive Officers had any outstanding stock awards at fiscal year-end.

Retirement Benefits

The named executives listed below are participants in the Company’s Supplemental Executive Retirement Plan (SERP). The amount of the retirement benefit varies depending upon length of service, retirement age and average salary.

The following table indicates the projected retirement benefit for each of the Named Executives who are eligible under the Company’s retirement plan.

Mr. Lundy’s projected benefit was frozen in October 2008, as disclosed on Form 8-K filed with the SEC on October 17, 2008. Any future increases in Mr. Lundy’s salary, or additional years of service, will not increase the value of Mr. Lundy’s future payouts.

Name	Current Age	Plan Name	Number of Years Credited Service at December 31, 2012	Present Value of Accumulated Benefits	Payments During Last Fiscal Year	Annual Benefit at Retirement Age
Ronald C. Lundy	61	1991 SERP	29	$498,237	0	$43,680

Potential Payments upon Termination of Change in Control

Under the employment agreement with Mr. Mazzullo, in the event that he is terminated by the Company without cause prior to a change in control of the Company, then, subject to execution and non-revocation of a waiver and release, he is entitled to sixteen months of salary and benefits continuation and the maximum number of stock options that he can earn during the year of termination shall become immediately vested and exercisable. In the event that he is terminated by the Company without cause within the one-year period following a change in control of the Company and he is not offered comparable employment with the successor to the Company, then, subject to execution and non-revocation of a waiver and release, he is entitled to one year of salary and benefits continuation as well as payment of his target bonus.

The Company is party to a change of control agreement with Mr. Lundy. Under that change of control agreement, in the event of a change of control, all of his unvested stock options become immediately vested and exercisable. If he voluntarily terminates his employment for good reason or he is involuntarily terminated by the Company without cause, in each case within the one-year period following a change in control of the Company, then he is entitled to one year of salary and benefits continuation. Under the employment agreements with Mr. Bouk and Mr. McAlees, in the event of a change of control, all of their unvested stock options become immediately vested and exercisable. If either of them voluntarily terminates their employment for good reason or is involuntarily terminated by the Company without cause, in each case within the one-year period following a change in control of the Company, then he is entitled to six months of salary and benefits continuation.

Change in Control Bonus Agreements

The Company entered into Change in Control Bonus Agreements (the “CIC Bonus Agreements”), each dated April 30, 2013, with each of its Named Executive Officers and certain other non-executive employees, who had undertaken significant efforts in connection with the Varsity transaction, and whose efforts would be crucial during the period until that or another transaction closed, including: Anthony C. Mazzullo, President and Chief Executive Officer, Ronald C. Lundy, Senior Vice President of Finance and Chief Financial Officer, Joshua B. Bouk, Senior Vice President of Strategic Services, and Thomas W. McAlees, Senior Vice President of Engineering and Operations. Each of the CIC Bonus Agreements is effective from April 30, 2013 until the earlier of a “change in control,” as such term is defined in the CIC Bonus Agreements, or December 31, 2013. Each CIC Bonus Agreement provides that, subject to the continued employment of the executive with the Company through the occurrence of a Change in Control, the Company will pay such Named Executive Officer a lump sum cash payment within five days following the Change in Control, as follows: Mr. Mazzullo - $40,000; Mr. Lundy - $20,000; Mr. Bouk - $20,000; and Mr. McAlees - $25,000. The Company will also pay an aggregate lump sum cash payment of $20,000 to certain other non-executive employees with whom the Company has entered into CIC Bonus Agreements.

Under the CIC Bonus Agreements, a Change in Control shall be deemed to occur if: (i) any person or group, other than the Company or a trustee or other fiduciary holding securities under an employee benefit plan of the Company, or a corporation owned directly or indirectly by the stockholders of the Company in substantially the same proportions as their ownership of the stock of the Company, becomes the beneficial owner, directly or indirectly, of securities representing more than 50% of the combined voting power of the Company’s then-outstanding securities entitled to vote for the election of directors; (ii) a merger or consolidation with another corporation, unless the Company’s stockholders own at least 50% of the combined voting power of the resulting entity’s voting securities entitled to vote for the election of directors; (iii) the sale or disposition of all or substantially all of the Company’s business or assets; or (iv) individuals who, as of April 30, 2013, constitute the members of the board of directors of the Company cease to constitute at least a majority of the board of directors of the Company.

Director Compensation

Name	Fees Earned or Paid (1)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Compensation ($)	Non-Qualified Deferred Compensation Earnings ($)	Other Annual Compensation ($)	Total ($)
Current Directors
Ronald J. Casciano	26,000	0	975	0	0	0	26,975
Seth J. Collins	25,400	0	975	0	0	0	26,375
Charles A. Constantino	26,200	0	975	0	0	0	27,175
John E. Gould	26,000	0	975	0	0	0	26,975
Steve M. Dubnik	26,000	0	975	0	0	0	26,975

(1)	Fees Earned or Paid For:
	Annual Retainer ($)	Actual Participation in Board and Committee Meetings ($)	Total ($)	Number of Option Awards Outstanding at Fiscal Year End
Current Directors
Ronald J. Casciano	20,000	6,000	26,000	12,500
Seth J. Collins	20,000	5,400	25,400	15,000
Charles A. Constantino	20,000	6,200	26,200	60,000
John E. Gould	20,000	6,000	26,000	70,000
Steve M. Dubnik	20,000	6,000	26,000	15,000

Effective 2005, in lieu of an annual grant of 10,000 stock options, each outside director received an annual retainer of $10,000, payable quarterly, in addition to fees for each meeting attended. Outside directors receive $1,000 for each regular board meeting attended and $200 for each committee meeting attended. In 2006, the one-time grant of 30,000 stock options to new directors was reduced to 10,000 stock options. Since 2008, a non-officer chairperson receives and additional retainer of $10,000 payable quarterly. Effective January 1, 2011, the annual retainer for outside directors has been increased to $20,000, payable quarterly, in addition to fees for each meeting attended. Further, each outside director will receive 2,500 stock options upon each anniversary date of his or her election to the board.

In 2005, the Board of Directors adopted a Directors’ Deferred Compensation Plan, pursuant to which a director may elect to defer any portion of the annual retainer and meeting fees. Deferred amounts, until paid pursuant to the plan, will earn interest quarterly at the same rate as the Company earns on its invested cash during the same period.

Equity Compensation Plan Information

At December 31, 2012, the Company had the following securities authorized for issuance under equity compensation plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in Column (a) (c)
Equity compensation plans approved by security holders	1,455,583	$0.67	1,117,486
Equity compensation plans not approved by security holders	0	0	0

Total	1,455,583	$0.67	1,117,486

The following table sets forth information as of April 8, 2013, with respect to the persons or groups (as those terms are used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), believed by the Company to be the beneficial owners of more than 5% of the outstanding Common Stock, by each named executive officer, director, nominee for director and by all directors and certain executive officers as a group.

Security Ownership of Certain Beneficial Owners and Management

Name and Address	Amount and Nature of Shares of Common Stock Beneficially Owned		Percent of Class (1)
Glacier Peak Capital and related parties 500 108th Ave NE, Suite 905 Bellevue, WA 98004	1,422,265	(2)	13.1%
Peter H. Kamin One Avery St. , 17B Boston, MA 02111	1,021,814	(3)	9.4%
David G. Mazzella 6001 Pelican Bay Blvd #402 Naples, FL 34108	790,500	(4)	7.3%
Albert J. Montevecchio and related parties 20 Fairfield Drive Fairport, New York 14450	600,206	(5)	5.5%
Ronald J. Casciano	12,500	(6)	*
Seth J. Collins	105,000	(7)	*
Charles A. Constantino	45,000	(8)	*
Steve M. Dubnik	15,000	(9)	*
John E. Gould	88,000	(10)	*
Anthony C. Mazzullo	381,122	(11)	3.5%
Ronald C. Lundy	111,283	(12)	1.0%
Joshua B. Bouk	132,600	(13)	1.2%
Thomas W. McAlees	161,222	(14)	1.5%
All Directors and Executive Officers as a Group (9 Individuals)	1,051,727	(15)	9.9%

*	Indicates less than 1.0%
(1)	Based on the number of shares of Common Stock outstanding as of June 13, 2013, which was 10,845,111 shares of Common Stock, plus the number of shares of Common Stock subject to outstanding options, warrants and convertible stock, held by the person with respect to whom the percentage is reported on such date. The shares of Common Stock underlying such options, warrants, convertible stock and similar rights, are deemed outstanding for purposes of computing the percentage of the person holding such options, but are not deemed outstanding for the purpose of computing the percentage of any other person.
(2)	Based upon direct communication with shareholder, dated April 18, 2013.
(3)	Based on Schedule 13G filed with the SEC by Mr. Kamin on January 31, 2013.
(4)	Includes 500,000 shares of Common Stock Mr. Mazzella has the right to acquire pursuant to options issued under the Company’s 1998 Long Term Incentive Plan.
(5)	Includes 196,856 shares of Common Stock owned by Montevecchio Associates, a limited partnership of which Albert J. Montevecchio is a general partner, and 10,350 shares owned by related family members.
(6)	Includes 12,500 shares of Common Stock Mr. Casciano has the right to acquire pursuant to options issued under the Company’s 1998 Long Term Incentive Plan.
(7)	Includes 15,000 shares of Common Stock Mr. Collins has the right to acquire pursuant to options issued under the Company’s 1998 Long Term Incentive Plan.
(8)	Includes 30,000 shares of Common Stock Mr. Constantino has the right to acquire pursuant to options issued under the Company’s 1998 Long Term Incentive Plan.
(9)	Includes 15,000 shares of Common Stock Mr. Dubnik has the right to acquire pursuant to options issued under the Company’s 1998 Long Term Incentive Plan.
(10)	Includes 70,000 shares of Common Stock Mr. Gould has the right to acquire pursuant to options issued under the Company’s 1998 Long Term Incentive Plan.

(11)	Includes 138,667 shares of restricted Common Stock issued to Mr. Mazzullo and 157,000 shares of Common Stock Mr. Mazzullo has the right to acquire pursuant to options issued, under the Company’s 1998 Long Term Incentive Plan.
(12)	Includes 9,000 shares of restricted Common Stock issued to Mr. Lundy and 49,000 shares of Common Stock Mr. Lundy has the right to acquire pursuant to options issued, under the Company’s 1998 Long Term Incentive Plan.
(13)	Includes 75,000 shares of restricted Common Stock issued to Mr. Bouk and 50,000 shares of Common Stock Mr. Bouk has the right to acquire pursuant to options issued, under the Company’s 1998 Long Term Incentive Plan.
(14)	Includes 75,000 shares of restricted Common Stock issued to Mr. McAlees and 50,000 shares of Common Stock Mr. McAlees has the right to acquire pursuant to options issued, under the Company’s 1998 Long Term Incentive Plan.
(15)	Includes 478,500 shares of Common Stock the directors and named executives have the right to acquire pursuant to options issued under the Company’s 1998 Long Term Incentive Plan, and 297,667 shares of restricted Common Stock issued to named executives.

Change in Control

The Offer and Merger, as described in the Schedule 14D-9, if consummated, would constitute a change in control of the Company.

Annex B

American Appraisal Associates,

1500 Broadway, Suite 2401, New York, NY 10036 tel 212 983

2600 / fax 646 227 6222

Leading / Thinking 1 Performing	American Appraisal

April 29, 2013

The Special Committee of the Board of Directors of Veramark

Technologies, Inc.

1565 Jefferson Road, Suite 120

Rochester, NY 14623

Gentlemen:

We understand that Varsity Acquisition LLC (“Varsity”) and its wholly-owned subsidiary, All Big Ten Holdings, Inc. (“Merger Sub”), and Veramark Technologies, Inc. (the “Company”), propose to enter into an agreement pursuant to which, among other things, (i) Merger Sub will commence a tender offer for any and all of the issued and outstanding shares of the Company (the “Company Common Stock” and, such tender offer, the “Offer”), at a purchase price of $0.98, net to the Selling Stockholder in cash, without interest, on the terms and subject to the conditions set forth in the Agreement and Plan of Merger, for each common share (the “Consideration”), and (ii) subsequent to the Offer, Merger Sub will be merged with and into the Company (the “Merger”, and together with the Offer, the “Transaction”) and that in connection with the Transaction, each share of Company Common Stock not previously tendered will be converted into the right to receive the Consideration. We further understand that options that are “out-of-the-money” will be terminated and “in-the-money” options will be cancelled for cash, net of exercise price. “Excluded Holders” shall be defined as the Varsity, Merger Sub, and their respective affiliates.

The Special Committee (the “Committee”) of the Board of Directors (the “Board”) of the Company has requested American Appraisal Associates, Inc. (“American Appraisal”) to provide our opinion (the “Opinion”) to the Committee, as of the date hereof, as to whether the Consideration to be received by the holders of Company Common Stock (other than the Excluded Holders) in the Transaction is fair to such holders, from a financial point of view. American Appraisal has been retained by the Company to provide this service and will be compensated by the Company for such service, which is not contingent upon the successful completion of the Transaction or the conclusion set forth in this Opinion. The Company has also agreed to reimburse us for certain of our expenses and to indemnify us for certain liabilities arising out of this engagement with the Company.

In connection with our engagement, we have performed the analyses, inquiries and reviews that we deemed necessary and appropriate under the circumstances.

Among other things, we have:

1.	reviewed the Company’s annual report to its stockholders filed with the Securities and Exchange Commission (the “SEC”) on Form 10-K for the years ended December 31, 2012 and December 31, 2011;

2.	reviewed the Company’s interim financial statements for the period ended March 31, 2013, which the management of the Company has identified as being the most current financial statements available;

Valuation / Transaction Consulting / Real Estate Advisory 1/ Fixed Asset Management

3.	held discussions with certain members of the management of the Company regarding the operations, financial condition, future prospects and projected operations and performance of the Company and certain matters regarding the Transaction;

4.	reviewed the draft dated April 23, 2013 of the Agreement and Plan of Merger (the “Merger Agreement”):

5.	reviewed financial forecasts and projections with respect to the Company prepared by the management of the Company for the fiscal years ending December 31, 2013 through 2016;

6.	reviewed certain other publicly available data for certain companies we deemed relevant and publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration received for such companies;

7.	reviewed selected economic, financial, and market information relating to the businesses of other companies whose operations we considered relevant in evaluating the Company;

8.	reviewed the historical market prices and trading volumes for the Company’s publicly traded securities and those of certain publicly traded companies we deemed relevant; and

9.	conducted such other financial studies, analyses and inquiries as we have deemed appropriate.

We have relied upon and assumed, without independent verification or investigation, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. We have not independently verified or investigated any of the assumptions, estimates, or judgments referred to in such financial forecasts, information, data and material and we are not responsible for any errors or inaccuracies in such forecasts, information, data and material. Further we have relied upon and assumed, without independent verification, that there has been no material change in the assets, liabilities, financial condition, results of operations, business or prospects of the Company since the date of the most recent financial statements provided to us, and that there are no information or facts that would make any of the information reviewed by us incomplete or misleading.

With respect to financial forecasts and projections regarding the Company provided to or otherwise reviewed by or discussed with us, we have been advised by the management of the Company and have assumed for the purposes of this Opinion that such forecasts and projections have been reasonably prepared in good faith based on assumptions reflecting the best currently available estimates and judgments of the management of the Company as to the expected future results of operations and financial conditions of the Company to which such forecasts or projections relate.

We can give no assurances, however, that such forecasts and projections can be realized or that actual results will not vary materially from those projected.

In connection with all forecasts, information, data and material provided to us by the management of the Company, the management of the Company has advised us and we have assumed for the purposes of this Opinion that they have not omitted or failed to provide, or caused to be omitted or undisclosed to American Appraisal any analyses, data, material or other information necessary in order to make any financial data,

Leading / Thinking / Performing

material or other information provided to us by the management of the Company not misleading in light of the circumstances under which such forecasts, information, data or material was provided.

We have relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Transaction and all other related documents and instruments that are referred to in the Transaction documents and any separate documents or representations provided to us are true and correct, (b) each party to the Agreement will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Transaction will be satisfied without waiver thereof, and (d) the Transaction will be consummated in a timely manner in accordance with the terms described in the Agreement and documents provided to us, without any amendments or modifications thereto or any adjustment to the aggregate consideration (through offset, reduction, indemnity claims, post-closing purchase price adjustments or otherwise) or any other financial term of the Transaction. We have also assumed with your consent, that the Transaction will be treated as a tax-free transaction for federal income tax purposes. We also have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made. In addition, we have relied upon and assumed, without independent verification, that the final forms of the draft documents identified above will not differ in any material respect from such draft documents.

We have not conducted or been provided with an independent valuation or appraisal of the assets or liabilities of the Company. In connection with our engagement, we were not requested to, and did not, solicit third party indication of interest in the possible acquisition of all or a part of the Company, nor did we negotiate the terms of the Transaction, and therefore, we have assumed that such terms are the most beneficial, from the Company’s perspective, that could, under the circumstances, be negotiated among the parties to the Transaction. We express no opinion as to what the value of the Company’s common stock actually will trade at any future time if the Transaction is not consummated.

The analysis we have undertaken in connection with rendering this Opinion involves the exercise of judgment on our part, as to which differences of opinion may exist. This Opinion is necessarily based on market, economic and other conditions and circumstances existing and made known to us on, and the forecasts, information and data made available to us as of, the date of this Opinion. Accordingly, subsequent developments may materially affect this Opinion, however, except as set forth in our engagement letter with the Company, we do not have an obligation to, and have not undertaken to, update, revise or reaffirm this Opinion.

This Opinion is provided for the Committee’s information in connection with and for the purposes of its evaluation of the proposed Transaction and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, for any other purpose, without our express, prior written consent. This Opinion does not create, and should not be construed as creating, any fiduciary duty of American Appraisal’s part to any party. This Opinion is not intended to be, and does not constitute, a recommendation to any security holder or any other person as to how such person should act or vote or tender their shares with respect to the Transaction. It is understood that this Opinion is limited to the fairness, from a financial point of view, to the holders of Company Common Stock (other than the Excluded Holders) and we express no opinion as to the underlying decision by the Committee, the Board and management of the Company

Leading / Thinking / Performing

to engage in the Transaction. This Opinion is intended only to supplement, not substitute for other due diligence required in connection with the proposed Transaction.

It is understood that this Opinion is limited to the matters set forth herein as of the date hereof, and no opinion may be inferred or implied beyond the matters expressly contained herein or beyond the date hereof (forward-looking statements notwithstanding). This Opinion and the reviews, analyses, studies and consultations performed in connection herewith and therewith are (i) limited to matters within the scope of our engagement as set forth in the engagement agreement with the Company, and (ii) subject to the covenants, representations and warranties, assumptions, limitations, and indemnifications described in such agreement. This Opinion was approved by an internal fairness opinion committee established pursuant to certain written procedures maintained by American Appraisal designed to promote a balanced review process.

This Opinion may not be disclosed, reproduced, disseminated, quoted, summarized or referred to at any time, in any manner or for any purpose, nor shall any references to American Appraisal be made by any recipient of this Opinion, without our prior written consent.

We have not been requested to opine as to, and this Opinion does not address: (i) the underlying business decision of the Committee, the Board, the Company, its security holders or any other party to proceed with or effect the Transaction, (ii) the fairness of any portion or aspect of the Transaction not expressly addressed in this Opinion, or (iii) the relative merits of the Transaction as compared to any alternative business strategies that might exist for the Company or any other party or the effect of any other transaction in which the Company or any other party might engage. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. We have relied, with your consent, on the assessment by the Committee, the Company and their respective advisors, as to all legal, regulatory, accounting, insurance and tax matters with respect to the Company and the Transaction. This opinion does not express any opinion regarding the fairness of the amount or nature of the compensation to the company’s officers, directors or employees, or class of such persons, relative to the compensation to the public stockholders of the Company.

CONCLUSION

Based upon and subject to the foregoing, our work as described above and other factors we deemed relevant, and in reliance thereon, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of Company Common Stock (other than the Excluded Holders) in the Transaction is fair to such holders, from a financial point of view.

Very truly yours,

AMERICAN APPRAISAL ASSOCIATES, INC.

Leading / Thinking / Performing

Annex C

Section 262 of the Delaware General Corporation Law

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

III-1

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at

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any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such

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stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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